   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 29, 1998

                                                     REGISTRATION NO. 333-49773

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                            CONRAD INDUSTRIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

      DELAWARE                       3730                   72-1416999
   (STATE OR OTHER       (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
   JURISDICTION OF        CLASSIFICATION CODE NUMBER) IDENTIFICATION NUMBER)
  INCORPORATION OR
    ORGANIZATION)

                               ----------------

                               1501 FRONT STREET
                                 P.O. BOX 790
                             MORGAN CITY, LA 70381
                                (504) 384-3060
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                              WILLIAM H. HIDALGO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               1501 FRONT STREET
                                 P.O. BOX 790
                             MORGAN CITY, LA 70381
                                (504) 384-3060
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  copies to:

     THOMAS P. MASON                                L. R. MCMILLAN, II
 ANDREWS & KURTH L.L.P.                          JONES, WALKER, WAECHTER,
 600 TRAVIS, SUITE 4200                            POITEVENT, CARRERE &
  HOUSTON, TEXAS 77002                                DENEGRE, L.L.P.
     (713) 220-4200                         201 ST. CHARLES AVENUE, 51ST FLOOR
   FAX: (713) 220-4285                       NEW ORLEANS, LOUISIANA 70170-5100
                                                      (504) 582-8000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 29, 1998

                                2,500,000 SHARES
LOGO

                            CONRAD INDUSTRIES, INC.

                                  COMMON STOCK

  All of the shares of common stock, par value $0.01 per share (the "Common Stock"), of Conrad Industries, Inc., a Delaware corporation (the "Company"), offered hereby are being sold by the Company. Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $15.00 and $17.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

  The Company has made an application to list the Common Stock on the Nasdaq National Market under the symbol "CNRD."

  SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       UNDERWRITING PROCEEDS TO
                                     PRICE TO PUBLIC   DISCOUNT(1)  COMPANY(2)
-------------------------------------------------------------------------------
Per Share.........................       $                $           $
-------------------------------------------------------------------------------
Total(3)..........................     $               $            $
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Does not include additional compensation to Morgan Keegan & Company, Inc.
    of warrants to purchase up to 77,000 shares of Common Stock exercisable for five years at the initial public offering price per share. The Company and certain of its stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $500,000.
(3) The Company has granted to the several Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 375,000 shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the Underwriters, the total Price to Public, Underwriting Discount and Proceeds to Company
    will be $   , $    and $   , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made on or about
     , 1998.

                                  -----------

MORGAN KEEGAN & COMPANY, INC.
                                                RAYMOND JAMES & ASSOCIATES, INC.

                  The date of this Prospectus is      , 1998.

Conrad Industries, Inc. specializes in the construction, conversion and repair of a wide variety of marine vessels for the offshore oil and gas industry, other commercial markets and the U.S. Government. The Company also fabricates modular components of offshore drilling rigs and floating production, storage and offloading vessels ("FPSOs").

        Conrad's versatility and experience reduce its dependence on particular types of products and markets. With this flexibility, the Company selectively pursues opportunities for construction, conversion and repair projects that it believes can generate attractive profit margins.

[PHOTO OF BARGE]

Launching of 150 Foot Spud Barge


[PHOTO OF BARGE]

250 Foot Pipe Laying Barge


[PHOTO OF TUG]

Artist Rendering of U.S. Army ST Tug



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK INCLUDING OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

[LEFT SIDE OF FOLD-OUT PAGE]

[PHOTO OF LIFT BOAT]

175 Foot Class Lift Boat



[PHOTO OF MODULE]

60 Person Living Quarters - FPSO



[PHOTO OF STABILITY COLUMNS]

30 Foot Diameter Stability Columns - Deep Water Drilling Rig



[RIGHT SIDE OF FOLD-OUT PAGE]


Conrad's multiple shipyards provide it with significant flexibility and the ability to more effectively manage its shipyard capacity through the allocation of projects between shipyards. New construction is conducted in 220,000 square feet of enclosed building space allowing the Company to avoid weather delays, control costs and meet critical construction schedules.

[AERIAL PHOTO OF SHIPYARD]

Conrad Shipyard - Morgan City, Louisiana


[AERIAL PHOTO OF SHIPYARD]

Orange Shipbuilding - Orange, Texas

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, (i) the information in this Prospectus assumes the Underwriters' over-allotment option is not exercised and (ii) the pro forma information included in this Prospectus gives effect to the acquisition of Orange Shipbuilding Company, Inc. ("Orange Shipbuilding") in December 1997 (the "Orange Acquisition"). References herein to the "Company" mean Conrad Industries, Inc., a Delaware corporation, and its subsidiaries assuming the completion of a Reorganization (defined herein) prior to the completion of the Offering, and references herein to "Conrad" mean Conrad Shipyard, Inc., a Louisiana corporation, and its subsidiary for periods prior to the completion of such Reorganization. See "Corporate Reorganization."

                                  THE COMPANY

  Conrad Industries, Inc. specializes in the construction, conversion and repair of a wide variety of marine vessels for commercial and government customers and the fabrication of modular components of offshore drilling rigs and floating production, storage and offloading vessels ("FPSOs"). The Company constructs a variety of marine vessels, including large and small deck barges, single and double hull tank barges, lift boats, push boats, tow boats and offshore tug boats. The Company fabricates components of offshore drilling rigs and FPSOs, including sponsons, stability columns, blisters, pencil columns and other modular components. The Company's conversion projects primarily consist of lengthening the midbodies of vessels, modifying vessels to permit their use for a different type of activity and other modifications to increase the capacity or functionality of a vessel. The Company also derives a significant amount of revenue from repairs made as a result of periodic inspections required by the U.S. Coast Guard, the American Bureau of Shipping ("ABS") and other regulatory agencies. Since 1948, the Company has built over 650 vessels and completed over 21,000 conversion and repair jobs.

  The Company serves a variety of customers and markets, including the offshore oil and gas industry, other commercial markets and the U.S. government. The Company believes that its ability to construct a variety of vessels on a cost-effective basis allows it to selectively pursue vessel construction opportunities that arise out of changing demands of the industries served by the Company. The Company is experiencing significantly improved demand for its products and services from energy-related customers as a result of several factors affecting the offshore oil and gas industry, including an increase in offshore oil and gas activity during the last two years, the recent increases in dayrates for offshore support vessels and drilling rigs and the limited construction of new vessels serving this industry since the mid-1980s. As a result, the Company is currently constructing lift boats and barges for the offshore oil and gas industry, fabricating modular components for offshore drilling rigs and FPSOs and providing conversion and repair services for vessels and barges employed in offshore energy-related activities. The Company is also pursuing opportunities to construct other types of offshore support vessels such as supply boats and utility vessels.

  Due to the Orange Acquisition as well as increased demand for the Company's products and services, Conrad's revenues grew from $10.5 million in 1993 to $35.9 million in 1997 (on a pro forma basis for the Company) and EBITDA grew from $0.7 million in 1993 to $11.3 million in 1997 (on a pro forma basis for the Company). For the first quarter ended March 31, Conrad's revenues grew from $5.5 million in 1997 to $11.6 million in 1998, and EBITDA increased from $1.5 million in 1997 to $3.1 million in 1998. Conrad's EBITDA margin (EBITDA as a percentage of revenues) increased from 6.7% in 1993 to 31.4% in 1997 (on a pro forma basis for the Company) and from 26.3% for the quarter ended March 31, 1997 to 26.7% for the quarter ended March 31, 1998. In addition, Conrad's net income increased from $66,000 in 1993 to $4.6 million in 1997 (on a pro forma basis for the Company) and its operating cash flow increased from $0.7 million in 1993 to $10.4 million in 1997 (on a pro forma basis for the Company). For the first quarter ended March 31, Conrad's net income decreased from $1.2 million in 1997 to $(2.5 million) in 1998, primarily as a result of a $4.3 million non-cash executive compensation expense, and operating cash flow decreased from $1.4 million to $(0.4 million).

  During 1997, the construction of marine vessels accounted for approximately 36.4% of pro forma revenue, fabrication of modular components for the offshore oil and gas industry accounted for approximately 31.8% of pro forma revenue and the conversion and repair of marine vessels accounted for approximately 31.8% of pro forma revenue. As of March 31, 1998, the Company's backlog of new vessel construction and modular component fabrication (excluding unexercised options held by customers) was approximately $23.6 million and was attributable to 15 projects, consisting of three lift boats, five barges, six tugs and one modular component fabrication project. Of this backlog amount, approximately $13.7 million was attributable to contracts with the U.S. Army and the U.S. Army Corps of Engineers (the "Corps of Engineers").

  The Company currently operates three shipyards located along the Gulf Coast in Morgan City, Louisiana, Orange, Texas and Amelia, Louisiana. The Company's shipyard in Morgan City is located on approximately 11 acres on the Atchafalaya River, approximately 30 miles from the Gulf of Mexico, and its Orange shipyard is located on approximately 12 acres on the Sabine River, approximately 37 miles from the Gulf of Mexico. In February 1998, the Company commenced operations at a conversion and repair facility in Amelia, Louisiana located on approximately 16 acres on Bayou Boeuf, approximately five miles from Morgan City. The Company conducts its marine vessel construction activities indoors at its Morgan City and Orange shipyards in approximately 220,000 square feet of enclosed building space designed specifically for the construction of marine vessels up to 400 feet in length. The Company believes that its indoor work environment is a competitive advantage in attracting and retaining skilled workers and meeting critical construction schedules. The Company's shipyards employ advanced construction techniques, including modular construction and zone outfitting methods, in order to efficiently utilize its building space, equipment and personnel. The Company believes that these factors, together with its experienced management team and skilled work force, have enabled the Company to construct a wide variety of marine vessels at attractive profit margins, as evidenced by its operating profit margin of 25.4% in 1997 on a pro forma basis.

                               BUSINESS STRATEGY

  The Company's objective is to increase its revenues while maintaining attractive profit margins. Key elements of the Company's business strategy are as follows:

  . PURSUE PROJECTS WITH ATTRACTIVE PROFIT MARGINS. The Company has extensive experience in the construction, conversion and repair of a wide variety of vessels and modular components used in diversified markets. The Company's shipbuilding versatility and experience reduce its dependence on particular types of products and markets, which the Company considers one of its principal competitive strengths. As a result of this flexibility, the Company selectively pursues opportunities for construction, conversion and repair projects that it believes can generate attractive profit margins.

  . CAPITALIZE ON INDOOR CONSTRUCTION CAPABILITIES AND MODERN CONSTRUCTION
    TECHNIQUES. The Company believes that it is a unique Gulf Coast shipyard due to the construction of substantially all of its new vessels and modular components indoors. In this environment, construction is not hampered by weather conditions. In addition, the Company's shipyards employ many advanced construction techniques, including modular construction, zone outfitting methods, computerized plasma arc metal cutting and automatic shotblasting and painting. The Company believes that these factors allow it to more effectively utilize its workforce and equipment, thereby allowing it to control costs, meet critical construction schedules and achieve attractive profit margins.

  . UTILIZE AVAILABLE CAPACITY AT EXISTING SHIPYARDS. The Company believes that it has the ability to significantly increase its capacity for vessel construction, conversion and repair at its existing shipyards without any significant additional capital expenditures. The Company had 280 shipyard workers as of December 31, 1997 and has increased its shipyard labor force to 303 as of March 31, 1998. The Company estimates that it could employ approximately 200 additional shipyard workers, primarily for conversion and repairs, without significant expansion of its facilities. The Company plans to increase its construction, conversion and repair activity to the extent it is able to secure additional projects at attractive margins and attract qualified workers who can maintain the Company's quality standards.

  . TAKE ADVANTAGE OF NEW CONSTRUCTION OPPORTUNITIES. Due to increased activity in the offshore oil and gas industry, the Company believes there will continue to be significant demand from customers in this industry for vessel construction, particularly with respect to offshore support vessels such as lift boats, utility vessels and supply vessels, as well as for the fabrication of modular components for offshore drilling rigs and FPSOs. In addition, the Company believes that other commercial customers will continue to create demand for its products and services due to continued demand for marine transportation of bulk products and due to the aging of the current fleet of barges, tug boats and other marine vessels used for commercial shipping. The Company also believes that there will continue to be opportunities to construct vessels for the U.S. Army, U.S. Navy, U.S. Coast Guard and Corps of Engineers due to the aging fleet of barges, tug boats, tow boats and push boats currently used by these customers.

  . INCREASE CONVERSION AND REPAIR ACTIVITY. The Company has five drydocks, one submersible barge, five slips and approximately 4,100 feet of bulkhead available for conversion and repair activity. The Company has made significant capital expenditures over the last several years to add capacity and improve the efficiency of its shipyards for conversion and repair work, including expenditures to modify one of its drydocks to increase its lifting capacity and to add roll-on and roll-off capabilities. These improvements will allow barges and other vessels to be moved from the drydock to previously unused dockside land repair areas, thereby permitting the drydock to be used for other repair activity. The Company believes there are significant opportunities to take advantage of its increased conversion and repair capacity due to the age and condition of many vessels currently operating in the Gulf of Mexico and due to the requirements for periodic inspection and drydocking by the U.S. Coast Guard, ABS and other regulatory agencies.

  . CAPTURE EFFICIENCIES FROM MULTIPLE SHIPYARDS. The Company's multiple shipyards provide it with significant flexibility and efficiency in constructing a wide variety of vessels. With the addition of the Orange and Amelia shipyards, the Company has the ability to more effectively manage its available shipyard capacity through the allocation of projects between these shipyards. In addition, the Company has the ability to fabricate various components of a project at one shipyard for use in the construction of a vessel or fabrication of a steel structure at another of its shipyards.

  . PURSUE STRATEGIC ACQUISITIONS. The Company believes opportunities exist for consolidation in the highly fragmented U.S. Gulf Coast marine vessel construction, conversion and repair industry, which consists of more than 70 shipyard companies located in the Gulf Coast area. The Company significantly expanded its construction capacity through the Orange Acquisition in December 1997 at a purchase price of approximately $22.8 million (net of cash acquired). In addition, during February 1998, the Company commenced operations at a conversion and repair facility in Amelia, Louisiana that it acquired in 1996 at a purchase price of approximately $1.0 million. The Company will evaluate strategic acquisitions of one or more additional shipyards in the future depending on a variety of factors, including demand for vessel construction, conversion and repair, the advantages offered by the particular shipyard and the terms of the acquisition. The Company anticipates that it will focus on profitable acquisition candidates with operations that complement the Company's existing operations.

  The Company's executive offices are located at 1501 Front Street, P.O. Box 790, Morgan City, Louisiana 70381, and its telephone number is (504) 384-3060.

                                  THE OFFERING

Common Stock offered by the
 Company........................... 2,500,000 shares
Common Stock to be outstanding af-
 ter the Offering (1).............. 7,700,000 shares
Use of proceeds.................... To repay (i) approximately $25.0 million of indebtedness incurred to fund the purchase
                                    price of the Orange Acquisition and (ii)
                                    approximately $10.0 million of indebtedness
                                    incurred to fund distributions to the
                                    Company's current stockholders in
                                    connection with the termination of Conrad's
                                    S corporation status. Any remaining net
                                    proceeds will be used for working capital
                                    and other general corporate purposes. See
                                    "Use of Proceeds."
Nasdaq National Market symbol...... CNRD

--------
(1) Excludes options granted to directors, officers and employees of the Company to purchase 130,000 shares of Common Stock, all of which will have an exercise price equal to the initial public offering price of this Offering. Also excludes 77,000 shares of Common Stock issuable upon exercise of warrants that will be outstanding at the completion of the Offering. See "Management--Stock Plan" and "Underwriting."

                                  RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. Prior to making an investment decision, prospective purchasers of Common Stock should consider all of the information set forth in this Prospectus and should evaluate the considerations set forth in "Risk Factors."

                 SUMMARY FINANCIAL, OPERATING AND INDUSTRY DATA

  The following table sets forth certain historical consolidated financial and operating data of Conrad, pro forma financial data of the Company and certain industry information as of the dates and for the periods indicated. The historical financial data have been derived from the historical financial statements of Conrad. The historical financial statements of Conrad included elsewhere in this Prospectus reflect only the assets and operations of Conrad as of the dates and for each of the periods presented in such financial statements and do not reflect the combined assets and operations of Conrad and Orange Shipbuilding for any such date or period, except that the balance sheet of Conrad at December 31, 1997 and the historical financial statements of Conrad for the three-month period ended March 31, 1998 include the operations of Orange Shipbuilding. The following table also sets forth pro forma statement of operations data of the Company that give effect to certain transactions, including the Orange Acquisition and the Reorganization. See "Corporate Reorganization," the historical financial statements of each of Conrad and Orange Shipbuilding and the related notes thereto included elsewhere in this Prospectus and the unaudited pro forma statement of operations of the Company and the related notes thereto included elsewhere in this Prospectus.

                                                                         PRO FORMA    THREE MONTHS
                                  YEAR ENDED DECEMBER 31,                YEAR ENDED  ENDED MARCH 31,
                          --------------------------------------------  DECEMBER 31, ----------------
                           1993     1994     1995     1996      1997      1997(1)     1997     1998
                          -------  -------  -------  -------  --------  ------------ -------  -------
                                              (IN THOUSANDS, EXCEPT
                                          PER SHARE AND INDUSTRY DATA)
STATEMENT OF OPERATIONS
 DATA:
 Revenues...............  $10,482  $14,166  $20,914  $23,174  $ 22,117    $ 35,922   $ 5,546  $11,569
 Cost of revenue........    9,217   11,271   16,660   17,003    15,032      22,749     3,810    8,140
                          -------  -------  -------  -------  --------    --------   -------  -------
 Gross profit...........    1,265    2,895    4,254    6,171     7,085      13,173     1,736    3,429
 Selling, general and
  administrative
  expenses..............    1,132    1,621    1,497    1,847     2,242       4,055       493      888
 Executive
  compensation(2).......       --       --       --       --        --          --        --    4,316
                          -------  -------  -------  -------  --------    --------   -------  -------
 Income (loss) from
  operations............      133    1,274    2,757    4,324     4,843       9,118     1,243   (1,775)
 Interest and other
  income (expense), net.      (29)    (159)    (112)     (26)       62      (1,933)      (11)    (410)
                          -------  -------  -------  -------  --------    --------   -------  -------
 Income (loss) before
  income taxes..........      104    1,115    2,645    4,298     4,905       7,185     1,232   (2,185)
 Provision for income
  taxes.................       --       --       --       --        --          --        --      293
                          -------  -------  -------  -------  --------    --------   -------  -------
 Net income (loss)......  $   104  $ 1,115  $ 2,645  $ 4,298  $  4,905    $  7,185   $ 1,232  $(2,478)
                          =======  =======  =======  =======  ========    ========   =======  =======
NET INCOME (LOSS) PER
 COMMON SHARE:
 Basic and diluted......  $  0.02  $  0.24  $  0.57  $  0.92  $   1.05          --   $  0.26  $ (0.53)
WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING:
 Basic and diluted......    4,660    4,660    4,660    4,660     4,660          --     4,660    4,666
UNAUDITED PRO FORMA
 DATA:
 Net income (loss) as
  reported above........  $   104  $ 1,115  $ 2,645  $ 4,298  $  4,905    $  7,185   $ 1,232  $(2,478)
 Pro forma provision for
  income taxes(3).......       38      413      979    1,590     1,815       2,541       456      125
                          -------  -------  -------  -------  --------    --------   -------  -------
 Pro forma net income
  (loss) (3)............  $    66  $   702  $ 1,666  $ 2,708  $  3,090    $  4,644   $   776  $(2,603)
                          =======  =======  =======  =======  ========    ========   =======  =======
 Pro forma net income
  (loss) per
  share(3)(4)...........       --       --       --       --  $   0.58    $   0.87        --  $ (0.49)
 Common and equivalent
  shares outstanding....       --       --       --       --     5,342       5,342        --    5,348
STATEMENT OF CASH FLOWS
 DATA:
 Cash provided by (used
  in) operating
  activities............  $   711  $ 1,110  $ 3,604  $ 5,313  $  6,114    $ 10,446   $ 1,431  $  (376)
 Cash (used in)
  investing
  activities(5).........   (2,871)    (287)  (1,120)  (1,961)  (23,872)    (24,432)     (168)  (1,073)
 Cash provided by (used
  in) financing
  activities............    1,832     (516)    (623)  (2,619)   22,100      16,179    (1,033)    (310)
OTHER FINANCIAL DATA:
 Depreciation and
  amortization..........  $   566  $   676  $   722  $   798  $    850    $  2,166   $   213  $   547
 Capital
  expenditures(5).......  $ 2,871  $   287  $ 1,120  $ 1,961  $ 23,872    $24, 432   $   168  $ 1,073
 EBITDA(6)..............  $   699  $ 1,950  $ 3,479  $ 5,122  $  5,693    $ 11,284   $ 1,456  $ 3,088
 EBITDA margin(7).......      6.7%    13.8%    16.6%    22.1%     25.7%       31.4%     26.3%    26.7%
 Operating profit
  margin(8).............      1.3%     9.0%    13.2%    18.7%     21.9%       25.4%     22.4%   (15.3)%
OPERATING DATA:
 Direct labor hours.....      261      292      347      354       350         501        88      136
GULF OF MEXICO INDUSTRY
 DATA:
 Active offshore supply
  vessels(9)............      216      235      249      263       286
 Active offshore
  drilling rigs(10).....      163      170      181      212       233
 Offshore supply vessel
  dayrates(11)..........  $ 3,508  $ 3,302  $ 3,185  $ 5,273  $  8,048
 Offshore drilling rig
  utilization(12).......     76.5%    76.2%    76.2%    88.0%     93.9%
 Active inland drilling
  barges(13)............       69       74       75       80        92
 Total blocks
  leased(14)............      336      560      835    1,508     1,778
U.S. SHIPBUILDING
 INDUSTRY DATA:
 Number of offshore
  service vessels
  constructed(15).......        5        1        3        5        14
 Number of mobile
  offshore drilling rigs
  constructed(16).......        4       11        2        0         0

                                                          MARCH 31, 1998
                                                  ------------------------------
                                                             PRO    PRO FORMA AS
                                                  ACTUAL  FORMA(17) ADJUSTED(18)
                                                  ------- --------- ------------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.................................. $ 7,665  $(3,935)   $ 9,849
Property, plant & equipment......................  19,025   18,619     18,619
Total assets.....................................  49,400   47,394     49,094
Long term debt, including current maturities.....  25,534   35,534        534
Stockholders' equity.............................  16,611    3,975     40,675

--------
 (1) Gives effect to (i) the Orange Acquisition as if it had occurred as of the beginning of the period presented and (ii) the Reorganization. For purposes of the pro forma statement of operations data, the results of operations of Orange Shipbuilding for its fiscal year ended September 30, 1997 and the results of operations of Conrad for its fiscal year ended December 31, 1997 were utilized. See Note 3 below and the pro forma financial statements of the Company and the related notes thereto.
 (2) Represents non-cash executive compensation expense related to the issuance of shares of common stock by Conrad in the first quarter of 1998 to William H. Hidalgo, the Company's President and Chief Executive Officer, and Cecil A. Hernandez, the Company's Vice President-Finance and Administration and Chief Financial Officer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Events."
 (3) Gives effect to the application of federal and state income taxes to the Company as if it were a C corporation for tax purposes. For all periods presented herein, Conrad operated as an S corporation for federal and state income tax purposes. Prior to the completion of the Offering, the stockholders of Conrad made an election terminating its S corporation status. As a result, Conrad became subject to corporate level income taxation following such election. See "Corporate Reorganization" and the historical financial statements of Conrad and the related notes thereto included elsewhere in this Prospectus.
 (4) Calculated based on the number of shares of Common Stock to be outstanding immediately after the Reorganization upon exchange of shares of Conrad common stock by stockholders of Conrad as of December 31, 1997 (4,660,486 shares) as if such shares had been outstanding throughout each period presented, as increased for each period to reflect such additional shares as would have been required to be sold to pay the pro forma distribution of estimated undistributed earnings to stockholders. The number of such additional shares (681,199) is based on the assumed initial public offering price of $16.00 per share, net of estimated Offering expenses. See "Corporate Reorganization."
 (5) Includes acquisition expenditures of $22.8 million (net of cash acquired) incurred in December 1997 in connection with the Orange Acquisition.
 (6) Represents income from operations before deduction of depreciation, amortization and non-cash compensation expense related to the issuance of stock and stock options to employees. EBITDA is not a measure of cash flow, operating results or liquidity as determined by generally accepted accounting principles. The Company has included information concerning EBITDA as supplemental disclosure because management believes that EBITDA provides meaningful information regarding a company's historical ability to incur and service debt. EBITDA as defined and measured by the Company may not be comparable to similarly titled measures reported by other companies. EBITDA should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flow provided by operations as determined in accordance with generally accepted accounting principles as an indicator of the Company's profitability or liquidity.
 (7) Represents EBITDA as a percentage of revenues.
 (8) Represents income from operations as a percentage of revenues.
 (9) Represents the average number of contracted anchor handling tug/supply and platform supply vessels for the period presented. Information obtained from Offshore Data Services.
(10) Represents the average number of mobile offshore drilling rigs and platform drilling rigs under contract for the period presented. Information obtained from Offshore Data Services.
(11) Represents the average dayrates for platform supply vessels for the period presented. Information obtained from Offshore Data Services.
(12) Represents the average mobile drilling rig utilization rate for the period presented. Information obtained from Offshore Data Services.
(13) Represents the average number of active inland drilling barges in Louisiana for the period presented. Information obtained from Offshore Data Services.
(14) Represents the total blocks leased for the period presented. Information obtained from Mineral Management Services.
(15) Information obtained from Clarkson Research Studies.
(16) Information obtained from Offshore Data Services.
(17) Gives effect to (i) an accrual of $11.6 million for the cash portion of the Shareholder Distributions (including $10.0 million of indebtedness incurred to fund part of such distributions) to Conrad's shareholders in connection with the termination of Conrad's S corporation status prior to the completion of the Offering, (ii) the distribution of certain nonoperating assets of Conrad to its shareholders prior to the completion of the Offering with a fair market value of approximately $406,000, (iii) the recognition of deferred tax liabilities in an amount of approximately $630,000 in connection with the termination of Conrad's S corporation status and (iv) the Reorganization.
(18) Gives effect to the Offering and the application of the net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock. Except for historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed in this Prospectus. Factors that could cause or contribute to such difference include those discussed below, as well as those discussed elsewhere herein.

ABSENCE OF COMBINED OPERATING HISTORY

  Although Conrad and Orange Shipbuilding have been in business for approximately 50 years and 24 years, respectively, each of these companies operated as an independent entity prior to the Orange Acquisition in December 1997. Prior to the Orange Acquisition, Conrad engaged primarily in the construction, conversion and repair of vessels for commercial customers whereas Orange Shipbuilding engaged primarily in the construction of vessels for government customers and the fabrication of modular components for offshore drilling rigs and FPSOs. There can be no assurance that the Company will be able to integrate the personnel and operations of Orange Shipbuilding successfully or institute the systems and procedures, including accounting and financial reporting systems, project management, engineering and contract administration, necessary to manage the combined enterprise on a profitable basis. The discussions of the Company's operations and the pro forma financial results of the Company included elsewhere in this Prospectus cover periods when Conrad and Orange Shipbuilding were not under common control or management and may not be indicative of the Company's future operating performance or financial results. The inability of the Company to integrate Orange Shipbuilding successfully could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Business Strategy" and "Management."

RELIANCE ON CYCLICAL INDUSTRIES

  The demand for the Company's products and services is dependent upon many factors, including the financial condition of companies that purchase marine vessels and require marine repair and conversion services, including companies in the offshore oil and gas industry and the petrochemical industry. Companies in these industries are subject to significant fluctuations in their revenue and profitability due to a variety of factors, including general economic conditions and factors affecting each of these industries individually. The offshore oil and gas industry, in particular, is affected by prevailing oil and gas prices, which historically have fluctuated significantly. Oil prices have declined significantly during the last several months. Adverse developments in the industries to which the Company provides its products and services could have a material adverse effect on the Company's financial condition and results of operations.

NEW PRODUCT RISKS

  The Company has been bidding on contracts for the past two years for the construction of offshore support vessels of types that have not been constructed by the Company in the past. The Company believes it has the capability to build such vessels on a profitable basis due to its experience performing extensive conversion and repair work on such vessels and in constructing similar vessels such as push boats and offshore tug boats. No assurance can be given, however, that the Company will be successful in winning any such bids or that such contracts, if secured, can be completed profitably.

  In addition, the Company, through its Orange Shipbuilding subsidiary, commenced fabrication of a significant amount of modular components for offshore oil and gas rigs and FPSOs in 1996. Most of these projects are subcontracts received from companies that are capable of building such components themselves but do not have the capacity to meet current demand. Therefore, any decrease in demand for such fabrication services or increase in the capacity of such primary contractors could have a material adverse effect on the ability of the Company to secure similar work in the future.

GOVERNMENT CONTRACTING

  The Company builds vessels for the U.S. Army, U.S. Navy, U.S. Coast Guard and Corps of Engineers. The Company has also built vessels and performed conversion or repair services for local, state and foreign governments in recent years, either directly or as a subcontractor. Revenue derived from U.S. government customers accounted for approximately 6.7% of the Company's total pro forma revenue in 1997, and approximately 49.2% of the Company's backlog at December 31, 1997 (approximately 57.9% at March 31, 1998) was attributable to U.S. government contracts. U.S. government contracts are generally subject to strict competitive bidding requirements. Purchases of vessels by the U.S. government are generally subject to the uncertainties inherent in the budgeting and appropriations process, which is affected by political events over which the Company has no control. In addition, although the Company has never been subject to suspension or debarment, the U.S. government has the right to suspend or debar a contractor from government contracting for significant violations of government procurement regulations. There can be no assurance that the Company will be successful in obtaining new government contracts. See "Business--Contract Procedure, Structure and Pricing."

  The Company's principal U.S. government business is currently being performed under fixed-price contracts that wholly or partially shift to the Company the risk of construction costs that exceed the contract price. A typical program begins with the award and an "established functional baseline." Engineering changes may be proposed by the contractor or the U.S. government throughout the design and development process. These changes, when accepted by both parties, are formalized in engineering change proposals and include either increased costs, no costs or decreased costs. In the event of such changes, the Company and the U.S. government must agree on additional compensation, if any; however, the Company is not required to accept changes requested by the U.S. government that cause a cost impact without remuneration.

CONTRACT PRICING RISKS

  Most of the Company's contracts for marine vessel construction, whether commercial or governmental, are fixed-price contracts under which the Company retains all cost savings on completed contracts but is also liable for the full amount of all cost overruns. Although the Company anticipates increased costs of labor and materials in its bids, the revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of many factors, including changes in job conditions, variations in labor and equipment productivity over the term of the contract and unexpected increases in costs of materials and labor. In addition, costs of labor may differ from the Company's estimates in bidding on and building new vessels not previously constructed by the Company due to unanticipated time to complete such project. See "Business--Employees."

  These variations and the risks generally inherent in the shipbuilding industry may result in gross profits realized by the Company being different from those originally estimated and may result in reduced profitability or losses on these projects. Depending on the size of the project, variations from estimated contract performance could have a significant adverse effect on the Company's operating results for any particular fiscal quarter or year.

  The Company's contracts for marine vessel construction may require the Company to pay liquidated damages if the Company fails to meet specified performance deadlines, the payment of which could have a material adverse effect on the Company's operating results depending upon (i) the amount of the liquidated damages specified in such contracts for failure to meet specified deadlines and (ii) other operating results at such time. At the present time, the Company has two contracts that may require the Company to pay liquidated damages calculated per day up to a maximum amount in the event of delay. Payments of any maximum amount of liquidated damages for any vessel under these contracts individually would not have a material adverse effect on the Company.

  The Company performs many of its repair and conversion projects on a time and materials basis, under which the Company receives a specified hourly rate for direct labor hours (which exceeds its direct labor costs and includes related overhead) and a specified percentage mark-up over its cost of materials. Under such contracts, the Company is protected against cost overruns but does not benefit directly from cost savings.

PERCENTAGE OF COMPLETION ACCOUNTING

  The Company uses the percentage-of-completion method to account for its construction contracts in process. Under this method, revenue and expenses from construction contracts are based on the percentage of labor hours incurred as compared to estimated total labor hours for each contract. As a result, the timing of recognition of revenue and expenses for financial reporting purposes may differ materially from the timing of actual contract payments received and expenses paid. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. To the extent that such provisions result in a loss or a reduction or elimination of previously reported profits with respect to a project, the Company would recognize a charge against current earnings, which could be material. As many of the Company's contracts are completed over a period of several months, the timing of the recognition of revenue and expense for these types of contracts could have a significant impact on quarter-to-quarter operating results.

SHORTAGE OF TRAINED WORKERS

  Shipyards located in the Gulf Coast area are experiencing shortages of skilled labor as a result of recent demands for skilled workers brought about by increases in offshore drilling activities, the construction of offshore drilling rigs and production platforms and the crewing of offshore vessels. In 1997, this labor shortage resulted in increased costs of labor at the Company's Morgan City and Orange shipyards and limited the Company's ability to increase its skilled work force at its Morgan City shipyard. While the Company believes that its shipyards are not currently experiencing severe labor shortages, the Company's shipyards are faced with limitations on the availability of skilled labor that could limit the Company's ability to increase production at its shipyards to the extent the Company might otherwise desire. No assurances can be given regarding whether severe labor shortages will be experienced at the Company's shipyards in the future.

RELIANCE ON PRINCIPAL CUSTOMERS

  A significant portion of the Company's revenue has historically been generated by a few customers, although not necessarily the same customers from year to year. For the years ended December 31, 1997 and December 31, 1996, the Company's ten largest customers in such years collectively accounted for 75.8% and 70.9% of revenue on a pro forma basis, respectively. The loss of a significant customer for any reason could result in a substantial loss of revenue and could have a material adverse effect on the Company's operating performance. See "Business--Customers."

BACKLOG

  The Company's backlog is based on unearned revenue with respect to those projects on which a customer has authorized the Company to begin work or purchase materials pursuant to written contracts or other forms of authorization. Although the Company's contracts with its commercial customers generally do not permit the customer to terminate the contract, certain government projects currently included in the Company's backlog are subject to change and/or termination at the option of the customer, either of which could substantially change the amount of backlog currently reported. In the case of a termination of a government project, the government is generally required to pay the Company for work performed and materials purchased through the date of termination and, in some cases, is required to pay the Company a termination fee; however, due to the large dollar amounts of backlog estimated for each of a small number of government projects, amounts included in the Company's backlog could decrease substantially if one or more of these projects were to be terminated by the government. The Company's backlog of $23.6 million at March 31, 1998 was attributable to 15 projects, of which $13.7 million was attributable to seven government projects. Termination of one or more of the government projects could have a material adverse effect on the Company's revenue, net income and cash flow for fiscal 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview" and "Business--Operations."

COMPETITION

  U.S. shipbuilders are generally classified in two categories: (i) the six largest shipbuilders which are capable of building large scale vessels for the U.S. Navy and commercial customers and (ii) other shipyards that build small to medium sized vessels for governmental and commercial markets. The Company does not compete for large vessel construction projects. The Company competes for U.S. government contracts to build small to medium sized vessels principally with approximately 10 to 15 U.S. shipbuilders, which may include one or more of the six largest shipbuilders. The Company competes for domestic commercial vessel construction contracts principally with up to approximately 15 U.S. shipbuilders. The number and identity of competitors on particular projects vary greatly depending on the type of vessel and size of the project, but the Company generally competes with only three or four other companies with respect to a particular project. The Company competes with over 70 regional shipyards for its conversion and repair business.

  The marine vessel construction business is highly competitive. During the 1990's, the U.S. shipbuilding industry has been characterized by substantial excess capacity because of the significant decline in new construction projects for the U.S. Navy, the difficulties experienced by U.S. shipbuilders in competing successfully for commercial projects against foreign shipyards, many of which are heavily subsidized by their governments, and the decline in the construction of vessels utilized in the offshore energy industry. As a result of these factors, competition by U.S. shipbuilders for domestic commercial projects has increased significantly and resulted in substantial pressure on pricing and profit margins. Recently, there has been an increase in demand for vessel construction, conversion and repair services and this increased demand could result in the redeployment of previously idled shipyard capacity or other shipyards shifting their focus to the types of products and services currently provided by the Company. In addition, due to the increased demand for fabrication services involving the offshore oil and gas industry, it is possible that land or facilities with water access to the Gulf of Mexico that were previously not used in the fabrication business could be converted to use for this purpose. Any of these events could increase the amount of competition experienced by the Company for construction, conversion and repair activity, which could have a material adverse effect on the Company's revenue and profit.

  Contracts for the construction of vessels are usually awarded on a competitive bid basis. Although price is the primary factor in determining which qualified bidder is awarded a contract, customers also consider, among other things, availability and technical capabilities of equipment and personnel, efficiency, reliability, safety record and reputation.

OPERATING RISKS

  The Company's activities involve the fabrication and refurbishment of large steel structures, the operation of cranes and other heavy machinery and other operating hazards that can cause personal injury or loss of life, severe damage to and destruction of property and equipment and suspension of operations. The failure of the structure of a vessel after it leaves the Company's shipyard can result in similar injuries and damages. Litigation arising from any such occurrences may result in the Company being named as a defendant in lawsuits asserting large claims. In addition, due to their proximity to the Gulf of Mexico and location along rivers in flood plains, the Company's work in progress and facilities are subject to the possibility of significant physical damage caused by hurricanes or flooding. Although the Company maintains insurance protection as it considers economically prudent, there can be no assurance that such insurance will be sufficient in coverage or effective under all circumstances or against all hazards to which the Company may be subject. A successful claim for which the Company is not fully insured could have a material adverse effect on the Company.

REGULATION

  The Company's commercial shipbuilding opportunities are materially dependent on certain U.S. laws and regulations, including (i) the Merchant Marine Act of 1920 (the "Jones Act") which requires that vessels transporting products between U.S. ports be constructed by U.S. shipyards, (ii) the Oil Pollution Act of 1990

("OPA '90"), which requires a phased-in transition of single-hull tankers, barges and other product carriers to double-hull vessels beginning January 1, 1995, and (iii) the 1993 amendments to Title XI of the Merchant Marine Act of 1936, which permit the U.S. government to guarantee loan obligations of foreign vessel owners for foreign-flagged vessels built in U.S. shipyards. In connection with U.S. efforts to implement a 1994 multilateral agreement designed in part to eliminate government subsidies to commercial shipbuilders, legislation has been introduced and is now pending in the U.S. Congress that would eliminate certain competitive advantages afforded to U.S. shipyards under the 1993 amendments to the Title XI guarantee program, although Congress adjourned during 1996 and 1997 without adopting similar proposed legislation. In addition, legislative bills seeking to rescind or substantially modify the provisions of the Jones Act mandating the use of U.S.-built ships for coastwise trade are introduced from time to time and are expected to be introduced in the future. Although management believes that Congress is unlikely to rescind or materially modify the Jones Act in the foreseeable future, there can be no assurance to this effect with respect to the Jones Act or any other law or regulation benefitting U.S. shipbuilders. Many foreign shipyards are heavily subsidized by their governments and, as a result, there can be no assurance that the Company would be able to compete effectively with such shipyards if they were permitted to construct vessels for use in the U.S. coastwise trade. The repeal of the Jones Act, or any amendment of the Jones Act that would eliminate or adversely affect the competitive advantages provided to U.S. shipbuilders, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Regulation."

  In addition, the Company depends, in part, on the demand for its services from the oil and gas industry and is affected by changing taxes and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas in the Gulf of Mexico for economic, environmental and other policy reasons would adversely affect the Company's operations by limiting demand for its services. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in existing regulations.

ENVIRONMENTAL MATTERS

  The Company is subject to various federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the transportation, storage and disposal of toxic and hazardous wastes. Significant fines and penalties may be imposed for non-compliance and certain environmental laws impose joint and several "strict liability" for remediation of spills and releases of oil and hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that are or were in compliance with all applicable laws at the time such acts were performed. Compliance with environmental laws increases the Company's cost of doing business. Additionally, environmental laws have been subject to frequent change. The Company is unable to predict the future costs or other future effects of environmental laws on its operations. There can be no assurance that the Company will not incur material liability related to the Company's operations and properties under environmental laws.

RELIANCE ON KEY PERSONNEL

  The Company will be highly dependent on the continuing efforts of William H. Hidalgo, the Company's President and Chief Executive Officer, and the Company's other executive officers and key operating personnel. The Company does not maintain key person life insurance for Mr. Hildalgo or any other executive officers or key employees. The loss of the services of any of these persons could have an adverse effect on the business or prospects of the Company. See "Management."

CONTROL BY EXISTING MANAGEMENT AND STOCKHOLDERS

  Following the consummation of this Offering, the Company's executive officers and directors and persons and entities affiliated with them will beneficially own approximately 5,200,000 shares of Common Stock representing 67.5% of the outstanding shares of Common Stock (64.4% if the Underwriters' over-allotment option is exercised in full), of which J. Parker Conrad, John P. Conrad, Jr. and Katherine Conrad Court will own or control through trusts 4,660,486 shares of Common Stock, representing 60.5% of all shares of Common Stock outstanding. These holders of Common Stock will control in the aggregate 60.5% of the votes of all shares of Common Stock, and, if acting in concert, will be able to exercise control over the Company's affairs, to elect the entire Board of Directors and to control the outcome of substantially all of the matters submitted to a vote of stockholders. See "Principal Stockholders."

NO PRIOR PUBLIC MARKET AND DETERMINATION OF OFFERING PRICE

  Prior to this Offering, there has been no public market for the Common Stock. Therefore, the initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after the Offering. See "Underwriting" for the factors to be considered in determining the initial public offering price. Application has been made to list the Common Stock on the Nasdaq National Market. However, there can be no assurance that an active trading market will develop subsequent to this Offering or, if developed, that it will be sustained. After this Offering, the market price of the Common Stock may be subject to significant fluctuations in response to numerous factors, including variations in the Company's annual or quarterly financial results or those of its competitors, the timing of the recognition of revenue and expenses under percentage of completion accounting, changes by financial research analysts in their recommendations or their estimates of the future earnings of the Company, conditions in the economy in general or in the Company's industry in particular, unfavorable publicity or changes in applicable laws and regulations (or judicial or administrative interpretations thereof) affecting the Company or the shipbuilding industry. From time to time, the stock market experiences significant price and volume volatility, which may affect the market price of the Common Stock for reasons unrelated to the Company's performance.

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON PRICE OF COMMON STOCK

  Upon completion of the Offering, 7,700,000 shares of Common Stock will be outstanding (8,075,000 shares if the Underwriters' overallotment option is exercised in full). The 2,500,000 shares sold in this Offering (other than shares that may be purchased by affiliates of the Company) will be freely tradeable. The remaining outstanding shares may be resold publicly only following their registration under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an available exemption from registration (such as provided by Rule 144 following a one-year holding period from issuance for previously unregistered shares). The Company has granted the holders of these remaining shares certain registration rights exercisable not earlier than 180 days following the completion of the Offering. The holders of these remaining shares have agreed with the Company and the Underwriters that they will not sell, transfer or otherwise dispose of any of their shares for 180 days following the completion of the Offering. On completion of the Offering, the Company also will have outstanding options to purchase up to a total of 130,000 shares of Common Stock granted to certain directors, officers and employees of the Company. The Company intends to register all the shares subject to these options under the Securities Act for public resale. These shares generally will be freely tradeable after their issuance by persons not affiliated with the Company unless the Company contractually restricts their resale. Upon completion of the Offering, the Company will issue warrants to purchase an aggregate of 77,000 shares of Common Stock at the initial public offering price per share to Morgan Keegan & Company, Inc. The Company has also granted to Morgan Keegan & Company, Inc. one demand registration right exercisable not earlier than one year after the closing date of the Offering and certain piggyback registration rights with respect to the shares of Common Stock underlying the warrants. Sales, or the availability for sale, of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices and the future ability of the Company to raise equity capital and complete any additional acquisitions for Common Stock. See "Description of Capital Stock--Registration Rights" and "Shares Eligible for Future Sale."

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

  The Company's Amended and Restated Certificate of Incorporation (the "Charter") authorizes the Board of Directors to issue, without stockholder approval, one or more series of preferred stock having such preferences, powers and relative, participating, optional and other rights (including preferences over the Common Stock respecting dividends and distributions and voting rights) as the Board of Directors may determine. The issuance of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise and would have a dilutive effect on stockholder equity. In addition, the Charter provides for a classified Board of Directors, which may also have the effect of inhibiting or delaying a change in control of the Company. Certain provisions of the Delaware General Corporation Law may also discourage takeover attempts that have not been approved by the Board of Directors. See "Description of Capital Stock."

HOLDING COMPANY STRUCTURE

  The Company, as a holding company whose principal assets are the shares of capital stock of its operating subsidiaries, does not generate any operating revenues of its own. Consequently, it depends on dividends, advances and payments from its operating subsidiaries to fund its activities and meet its cash needs, including its debt service requirements. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or to make funds available therefor. The ability of the operating subsidiaries to pay dividends or make other payments or advances to the Company will depend on their operating results and will be subject to various business considerations and to applicable state laws. Accordingly, there can be no assurance that the operating subsidiaries will generate sufficient earnings and cash flows to pay dividends or distribute funds to the Company to enable it to meet its obligations and pay its expenses.

IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of Common Stock in this Offering will experience immediate, substantial dilution in the net tangible book value of their stock of $11.36 per share and may experience further dilution in that value from issuances of Common Stock in connection with future acquisitions. See "Dilution."

DIVIDEND POLICY

  The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, the Company's revolving credit facility will restrict the payment of dividends. See "Dividend Policy."

                           CORPORATE REORGANIZATION

  The Company was incorporated in March 1998 to serve as the holding company for Conrad and Orange Shipbuilding. The current shareholders of Conrad have entered into an exchange agreement (the "Exchange Agreement") pursuant to which they will exchange their shares of common stock of Conrad for shares of Common Stock of the Company (the "Reorganization"). In accordance with the terms of the Exchange Agreement, the shareholders of Conrad will receive a number of shares of Common Stock in direct proportion to their relative shareholdings in Conrad. The number of shares to be issued to each of the shareholders is set forth in "Principal Stockholders." As a result of the Reorganization, the Company will be a holding company whose only assets will consist of all of the outstanding shares of capital stock of Conrad. Conrad will continue to own all of the outstanding stock of Orange Shipbuilding.

  Conrad has operated as an S corporation for federal and state income tax purposes since April 1, 1990. As a result, Conrad currently pays no federal or state income tax, and the entire earnings of Conrad are subject to tax only at the shareholder level. Prior to the Reorganization and the completion of the Offering, Conrad's current shareholders will make an election terminating Conrad's S corporation status. Thereafter, Conrad will become subject to corporate level income taxation. As a result of its conversion from an S corporation to a C corporation, the Company estimates that it will be required to record as a charge to earnings a one-time deferred tax liability in the amount of approximately $630,000 in the second quarter of 1998. See the historical financial statements of Conrad and notes thereto and the pro forma financial statements of the Company and the related notes thereto included elsewhere in this Prospectus.

  In the past, Conrad has made distributions to its shareholders in order to provide a cash return to them and to fund their federal and state income tax liabilities that resulted from Conrad's S corporation status. In accordance with this practice, since January 1, 1998, Conrad has distributed approximately $506,000 to its current shareholders and estimates that it will distribute an additional $1.6 million prior to the completion of the Offering to fund the shareholders' federal and state income tax liabilities through the date of termination of its S corporation status. Conrad intends to make an additional distribution to its current shareholders of approximately $10.0 million, which amount represents undistributed earnings of Conrad, estimated through the date of the termination of Conrad's S corporation status, on which Conrad's current shareholders will have incurred federal and state income taxes. Conrad also expects to make a distribution of certain nonoperating assets with a fair market value of approximately $406,000 to its shareholders prior to the completion of the Offering. The distributions of cash and non-operating assets (the "Shareholder Distributions") will be made prior to the completion of the Offering, and Conrad intends to fund part of the cash portion of the Shareholder Distributions with borrowings under its Revolving Credit Facility (as hereinafter defined), which borrowings will be repaid with proceeds of the Offering. See "Use of Proceeds," "Dividend Policy" and "Certain Transactions."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock offered hereby, after deducting estimated underwriting discounts and estimated Offering expenses payable by the Company, are estimated to be approximately $36.7 million (approximately $42.3 million if the Underwriters exercise their over-allotment option in full), assuming an initial public offering price of $16.00 per share.

  Approximately $35.0 million of the net proceeds will be used to repay indebtedness of the Company outstanding at the time of the closing of the Offering, consisting of $25.0 million of indebtedness under the Term Loan (described below) incurred by Conrad in connection with the Orange Acquisition and approximately $10.0 million of indebtedness to be incurred by the Company under the Revolving Credit Facility (described below) to fund part of the cash portion of the Shareholder Distributions. See "Corporate Reorganization." The remaining net proceeds will be used for working capital and other general corporate purposes. Pending such uses, the Company intends to invest the net proceeds of the Offering in short-term, investment-grade, interest-bearing instruments.

  All of the $25.0 million of indebtedness under a term loan with Whitney National Bank (the "Term Loan") bears interest at LIBOR plus 2.0% until September 18, 1998, and thereafter at the option of the Company at the prime rate of Whitney National Bank minus 0.5% or at LIBOR plus 2.0%. The Term Loan requires the payment of interest only until May 1998 and thereafter the Term Loan is payable in 70 monthly principal payments of $209,000 plus interest, with a final payment due in April 2004. The Term Loan currently bears interest at 7.68% per annum. The indebtedness under the Term Loan was incurred by Conrad to fund the purchase price of the Orange Acquisition in December 1997, and the Term Loan will be terminated upon the repayment of its outstanding indebtedness with proceeds from the Offering.

  The Company has received a commitment from Whitney National Bank to provide the Company with a $10.0 million credit facility which may be used for working capital and other general corporate purposes, including funding of acquisitions (the "Revolving Credit Facility"). The Revolving Credit Facility will bear interest on the same terms as the Term Loan and will mature April 30, 1999. A fee of 0.25% per annum on the unused portion of the credit facility will be charged quarterly. The Company intends to borrow approximately $10.0 million under the Revolving Credit Facility prior to the completion of the Offering in order to fund part of the cash portion of the Shareholder Distributions. The Company intends to use a portion of the net proceeds of the Offering to repay the borrowings under the Revolving Credit Facility.

  See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company intends to retain all its earnings, if any, after the Offering to meet its working capital requirements and to finance the expansion of its business. Accordingly, the Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any future dividends will be at the discretion of the Board of Directors after taking into account various factors, including, among others, the Company's financial condition, results of operations, cash flows from operations, current and anticipated cash needs and expansion plans, the income tax laws then in effect and the requirements of Delaware law. In addition, the Revolving Credit Facility will restrict or prohibit the payment of dividends by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Conrad has operated as an S corporation prior to the Offering and has made cash distributions to its shareholders in order to provide a cash return to them and to fund their federal and state income tax liability relating to earnings of Conrad. In accordance with this practice, Conrad made aggregate cash distributions of approximately $0.6 million, $2.0 million and $2.0 million for the calendar years ended December 31, 1995, 1996 and 1997, respectively, and Conrad made a cash distribution of approximately $506,000 in the first quarter of 1998. Conrad intends to distribute an additional $1.6 million in cash prior to the Reorganization to fund the shareholders' income tax liabilities through the date of the termination of Conrad's S corporation status. Conrad also intends to distribute to its stockholders prior to the completion of the Offering $10.0 million of undistributed earnings as well as certain nonoperating assets having a fair value of approximately $406,000. See "Corporate Reorganization."

                                CAPITALIZATION

  The following table sets forth (i) the cash and cash equivalents and capitalization of Conrad at March 31, 1998, (ii) the pro forma cash and cash equivalents and capitalization of the Company at March 31, 1998 and (iii) the pro forma cash and cash equivalents and capitalization of the Company at March 31, 1998 as adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the historical financial statements of Conrad and the notes thereto included elsewhere in this Prospectus.

                                                       MARCH 31, 1998
                                              ---------------------------------
                                                                     PRO FORMA
                                              ACTUAL   PRO FORMA(1) AS ADJUSTED
                                              -------  ------------ -----------
                                                       (IN THOUSANDS)
Cash and cash equivalents.................... $ 5,792    $ 4,192      $ 5,892
                                              =======    =======      =======
Long-term obligations, including current ma-
 turities:
  Term Loan.................................. $25,000    $25,000      $     0
  Revolving Credit Facility(2)...............       0     10,000            0
  Other......................................     534        534          534
                                              -------    -------      -------
  Total long-term debt.......................  25,534     35,534          534
                                              -------    -------      -------
Stockholders' equity:
  Preferred Stock: $0.01 par value, 5,000,000
   shares, authorized; no shares issued and
   outstanding...............................      --         --           --
  Common Stock: $0.01 par value, 20,000,000
   shares authorized; 5,200,000 shares issued
   and outstanding, pro forma; and 7,700,000
   shares issued and outstanding, pro forma
   as adjusted(3)............................      52         52           77
Additional paid-in capital...................   8,783      8,239       44,914
Unearned stock compensation..................  (4,316)    (4,316)      (4,316)
Retained earnings............................  12,092         --           --
                                              -------    -------      -------
  Total stockholders' equity.................  16,611      3,975       40,675
                                              -------    -------      -------
    Total capitalization..................... $42,145    $39,509      $41,209
                                              =======    =======      =======

--------
(1) Gives effect to (i) an accrual of $11.6 million for the cash portion of the Shareholder Distributions (including $10.0 million of indebtedness incurred to fund part of such distributions) to Conrad's shareholders in connection with the termination of Conrad's S corporation status prior to the completion of the Offering, (ii) the distribution of certain nonoperating assets of Conrad to its shareholders prior to the completion of the Offering with a fair market value of approximately $406,000, (iii) the recognition of deferred tax liabilities in an amount of approximately $630,000 in connection with the termination of Conrad's S corporation status and (iv) the Reorganization.
(2) Represents approximately $10.0 million to be drawn under the Revolving Credit Facility prior to the completion of the Offering to fund part of the cash portion of the Shareholder Distributions.
(3) Excludes options granted to directors, officers and employees of the Company to purchase 130,000 shares of Common Stock, all of which will have an exercise price equal to the initial public offering price of this Offering. Also excludes 77,000 shares of Common Stock issuable upon exercise of warrants exercisable at the initial public offering price that will be outstanding at the completion of the Offering. See "Management-- Stock Plan" and "Underwriting."

                                   DILUTION

  As of March 31, 1998, the net tangible book value of the Company was $1,512,000, or $0.29 per share. "Net tangible book value per share" is the tangible net worth (total tangible assets less total liabilities) of the Company divided by the number of shares of Common Stock outstanding after giving pro forma effect to the Reorganization and assuming 5,200,000 shares of Common Stock were outstanding as of such date. After giving effect to the sale of the shares of Common Stock offered hereby (at an assumed initial public offering price of $16.00 per share and after deducting underwriting discounts and estimated offering expenses of $3.3 million), the pro forma net tangible book value of the Company at March 31, 1998 would have been $25,576,000 or $3.32 per share. This represents an immediate increase in net tangible book value of $5.34 per share to existing stockholders and an immediate dilution of $11.36 per share to the new investors purchasing the shares in this Offering. See "Corporate Reorganization" and "Use of Proceeds." The following table illustrates this per share dilution to new investors:

Assumed net initial public offering price per share..............        $14.68
  Net tangible book value per share at March 31, 1998............ $0.29
  Decrease in net tangible book value per share attributable to proposed Shareholder Distributions............................ (2.31)
  Increase in net tangible book value per share attributable to new investors.................................................  5.34
                                                                  -----
Net tangible book value per share after the Offering.............          3.32
                                                                         ------
Dilution in net tangible book value per share to new investors...        $11.36
                                                                         ======

  The following table sets forth, as of the date of this Prospectus, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and by the new investors in this Offering, (assuming a public offering price of $16.00 per share):

                            SHARES PURCHASED  TOTAL CONSIDERATION
                            ----------------- ------------------- AVERAGE PRICE
                             NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            --------- ------- ----------- ------- -------------
Existing
 stockholders(1)(2)........ 5,200,000   67.5% $ 3,975,000    9.0%    $ 0.76
New investors.............. 2,500,000   32.5   40,000,000   91.0      16.00
                            ---------  -----  -----------  -----
  Total.................... 7,700,000  100.0% $43,975,000  100.0%
                            =========  =====  ===========  =====

--------
(1) The existing stockholders of the Company, after giving effect to the Reorganization, will have acquired all of their shares of Common Stock in exchange for the common stock of Conrad. Accordingly, the total consideration paid by the existing stockholders for their shares of Common Stock of the Company represents the total consideration paid by the existing stockholders for their shares of common stock of Conrad.

(2) Excludes options to purchase an aggregate of 130,000 shares of Common Stock to be held by directors, officers and employees of the Company upon the closing of the Offering pursuant to the Company's 1998 Stock Plan. None of such options will be immediately exercisable. See "Management-- Stock Plan." Also excludes 77,000 shares of Common Stock issuable upon exercise of warrants exercisable at the initial public offering price that will be outstanding at the completion of the Offering. See "Underwriting."

                            SELECTED FINANCIAL DATA

  The following table sets forth selected historical consolidated financial data of Conrad and pro forma financial data of the Company as of the dates and for the periods indicated. The historical financial data have been derived from the historical financial statements of Conrad. The historical financial statements of Conrad included elsewhere in this Prospectus reflect only the assets and operations of Conrad as of the dates and for each of the periods presented in such financial statements and do not reflect the combined assets and operations of Conrad and Orange Shipbuilding for any such date or period, except that the balance sheet of Conrad at December 31, 1997 and the historical financial statements of Conrad for the three-month period ended March 31, 1998 include the operations of Orange Shipbuilding as of such date. The following table also sets forth pro forma statement of operations data of the Company that give effect to certain transactions, including the Orange Acquisition and the Reorganization. See "Corporate Reorganization" the historical financial statements of each of Conrad and Orange Shipbuilding and related notes thereto included elsewhere in this Prospectus and the unaudited pro forma statement of operations of the Company and the related notes thereto included elsewhere in this Prospectus.

                                                                       PRO FORMA   THREE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,               YEAR ENDED       MARCH 31,
                         -------------------------------------------  DECEMBER 31, --------------------
                          1993     1994     1995     1996     1997      1997(1)      1997       1998
                         -------  -------  -------  -------  -------  ------------ ---------  ---------
                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
  Revenues.............. $10,482  $14,166  $20,914  $23,174  $22,117    $ 35,922   $   5,546    $11,569
  Cost of revenue.......   9,217   11,271   16,660   17,003   15,032      22,749       3,810      8,140
                         -------  -------  -------  -------  -------    --------   ---------  ---------
  Gross profit..........   1,265    2,895    4,254    6,171    7,085      13,173       1,736      3,429
  Selling, general and
   administrative
   expenses.............   1,132    1,621    1,497    1,847    2,242       4,055         493        888
  Executive
   compensation(2)......      --       --       --       --       --          --          --      4,316
                         -------  -------  -------  -------  -------    --------   ---------  ---------
  Income (loss) from
   operations...........     133    1,274    2,757    4,324    4,843       9,118       1,243     (1,775)
  Interest and other
   income (expense),
   net..................     (29)    (159)    (112)     (26)      62      (1,933)        (11)      (410)
                         -------  -------  -------  -------  -------    --------   ---------  ---------
  Income (loss) before
   income taxes.........     104    1,115    2,645    4,298    4,905       7,185       1,232     (2,185)
  Provision for income
   taxes................      --       --       --       --       --          --          --        293
                         -------  -------  -------  -------  -------    --------   ---------  ---------
  Net income (loss)..... $   104  $ 1,115  $ 2,645  $ 4,298  $ 4,905    $  7,185   $   1,232    $(2,478)
                         =======  =======  =======  =======  =======    ========   =========  =========
NET INCOME (LOSS) PER
 COMMON SHARE:
  Basic and diluted..... $  0.02  $  0.24  $  0.57  $  0.92  $  1.05          --   $    0.26  $   (0.53)
WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING:
  Basic and diluted.....   4,660    4,660    4,660    4,660    4,660          --       4,660      4,666
UNAUDITED PRO FORMA
 DATA:
  Net income (loss) as
   reported above....... $   104  $ 1,115  $ 2,645  $ 4,298  $ 4,905    $  7,185   $   1,232  $  (2,478)
  Pro forma provision
   for income taxes(3)..      38      413      979    1,590    1,815       2,541         456        125
                         -------  -------  -------  -------  -------    --------   ---------  ---------
  Pro forma net income
   (loss)(3)............ $    66  $   702  $ 1,666  $ 2,708  $ 3,090    $  4,644   $     776  $  (2,603)
                         =======  =======  =======  =======  =======    ========   =========  =========
  Pro forma net income
   per share(3)(4)......      --       --       --       --  $  0.58    $   0.87          --  $   (0.49)
  Common and equivalent
   shares outstanding...      --       --       --       --    5,342       5,342          --      5,348
STATEMENT OF CASH FLOWS
 DATA:
  Cash provided by (used
   in) operating
   activities........... $   711  $ 1,110  $ 3,604  $ 5,313  $ 6,114    $ 10,446   $   1,431  $    (376)
  Cash provided by (used
   in) investing
   activities(5)........  (2,871)    (287)  (1,120)  (1,961) (23,872)    (24,432)       (168)    (1,073)
  Cash provided by (used
   in) financing
   activities...........   1,832     (516)    (623)  (2,619)  22,100      16,179      (1,033)      (310)
OTHER FINANCIAL DATA:
  Depreciation and
   amortization......... $   566  $   676  $   722  $   798  $   850    $  2,166   $     213  $     547
  Capital
   expenditures(5)...... $ 2,871  $   287  $ 1,120  $ 1,961  $23,872    $ 24,432   $     168  $   1,073
  EBITDA(6)............. $   699  $ 1,950  $ 3,479  $ 5,122  $ 5,693    $ 11,284   $   1,456  $   3,088
  EBITDA margin(7)......     6.7%    13.8%    16.6%    22.1%    25.7%       31.4%       26.3%      26.7%
  Operating profit
   margin(8)............     1.3%     9.0%    13.2%    18.7%    21.9%       25.4%       22.4%     (15.3)%

                                      DECEMBER 31,
                         ---------------------------------------         MARCH 31,
                          1993    1994    1995    1996    1997             1998
                         ------  ------- ------- ------- -------         ---------
                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......... $ (677) $ 2,497 $ 3,733 $ 4,402 $ 7,760          $ 7,665
Property, plant &
 equipment..............  7,456    7,067   7,465   8,514  18,304           19,025
Total assets............  9,813   10,395  13,895  15,236  48,945           49,400
Long term debt,
 including current
 portion................  2,400    1,962   1,900   1,233  25,338           25,534
Stockholders' equity....  6,798    7,948  10,032  12,379  15,279           16,611

--------
(1) Gives effect to (i) the Orange Acquisition as if it had occurred as of the beginning of the period presented and (ii) the Reorganization. For purposes of the pro forma statement of operations data, the results of operations of Orange Shipbuilding for its fiscal year ended September 30, 1997 and the results of operations of Conrad for its fiscal year ended December 31, 1997 were utilized. See Note 3 below and the pro forma financial statements of the Company and the related notes thereto.
(2) Represents non-cash executive compensation expense related to the issuance of shares of common stock by Conrad in the first quarter of 1998 to William H. Hidalgo, the Company's President and Chief Executive Officer, and Cecil A. Hernandez, the Company's Vice President-Finance and Administration and Chief Financial Officer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Events."
(3) Gives effect to the application of federal and state income taxes to the Company as if it were a C corporation for tax purposes. For all periods presented herein, Conrad operated as an S corporation for federal and state income tax purposes. Prior to the completion of the Offering, the stockholders of Conrad made an election terminating its S corporation status. As a result, Conrad became subject to corporate level income taxation following of such election. See "Corporate Reorganization" and the historical financial statements of Conrad and the related notes thereto included elsewhere in this Prospectus.
(4) Calculated based on the number of shares of Common Stock to be outstanding immediately after the Reorganization upon exchange of shares of Conrad common stock by stockholders of Conrad as of December 31, 1997 (4,660,486 shares) as if such shares had been outstanding throughout each period presented, as increased for each period to reflect such additional shares as would have been required to be sold to pay the pro forma distribution of estimated undistributed earnings payable to stockholders. The number of such additional shares (681,199) is based on the assumed initial public offering price of $16.00 per share, net of estimated Offering expenses. See "Corporate Reorganization."
(5) Includes acquisition expenditures of $22.8 million (net of cash acquired) incurred in December 1997 in connection with the Orange Acquisition.
(6) Represents income from operations before deduction of depreciation, amortization and non-cash compensation expense related to the issuance of stock and stock options to employees. EBITDA is not a measure of cash flow, operating results or liquidity as determined by generally accepted accounting principles. The Company has included information concerning EBITDA as supplemental disclosure because management believes that EBITDA provides meaningful information regarding a company's historical ability to incur and service debt. EBITDA as defined and measured by the Company may not be comparable to similarly titled measures reported by other companies. EBITDA should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flow provided by operations as determined in accordance with generally accepted accounting principles as an indicator of the Company's profitability or liquidity.
(7) Represents EBITDA as a percentage of revenues.
(8) Represents income from operations as a percentage of revenues.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the historical financial statements of each of Conrad and Orange Shipbuilding and the related notes thereto and the unaudited pro forma statement of operations of the Company and the related notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

  Conrad has operated since 1948 at its shipyard in Morgan City, Louisiana and specializes in the construction, conversion and repair of large and small deck barges, single and double hull tank barges, lift boats, push boats, tow boats and offshore tug boats. In December 1997, Conrad acquired Orange Shipbuilding to increase its capacity to serve Conrad's existing markets and to expand its product capability into the construction of additional types of marine vessels, including offshore tug boats, push boats and double hull barges, and the fabrication of modular components for offshore drilling rigs and FPSOs. In February 1998, Conrad commenced operations at a conversion and repair facility in Amelia, Louisiana, thereby expanding its capacity to provide conversion and repair services for marine vessels.

  The demand for the Company's products and services is dependent upon a number of factors, including the economic condition of the Company's customers and markets, the age and state of repair of the vessels operated by the Company's customers and the relative cost to construct a new vessel as compared with repairing an older vessel. Demand for the Company's products and services has been favorably impacted recently by increased activity in the offshore oil and gas industry and by determinations by commercial and government customers to construct new vessels to replace older vessels and upgrade the capacity or functionality of existing vessels. In particular, the Company is experiencing significant demand for the construction of lift boats and barges employed in the offshore oil and gas industry and, as a result of the Orange Acquisition, for the fabrication of modular components of offshore drilling rigs and FPSOs. In addition, the Orange Acquisition has enabled the Company to capitalize on the demand for new vessel construction by government customers such as the U.S. Army, U.S. Navy, U.S. Coast Guard and Corps of Engineers. The age of barges and other vessels operated by the Company's customers has also led to an increase in repair activities. See "Business-- Industry Overview."

  The Company is engaged in various types of construction under contracts that generally range from one month to 24 months in duration. The Company uses the percentage-of-completion method of accounting and, therefore, takes into account the estimated cost, estimated earnings and revenue to date on fixed-price contracts not yet completed. The amount of revenue recognized is equal to the portion of the total contract price that the labor hours incurred to date bears to the estimated total labor hours, based on current estimates to complete. This method is used because management considers expended labor hours to be the best available measure of progress on these contracts. Revenues from cost-plus-fee contracts are recognized on the basis of cost incurred during the period plus the fee earned.

  Most of the contracts entered into by the Company for new vessel construction, whether commercial or governmental, are fixed-price contracts under which the Company retains all cost savings on completed contracts but is liable for all cost overruns. The Company develops its bids for a fixed price project by estimating the amount of labor hours and the cost of materials necessary to complete the project and then bids such projects in order to achieve a sufficient profit margin to justify the allocation of its resources to such project. The Company's revenues therefore may fluctuate from period to period based on, among other things, the aggregate amount of materials used in projects during a period and whether the customer provides materials and equipment. For projects in which the customer provides materials or equipment, the Company generally charges material handling and warehousing fees, resulting in higher profit margins than for projects in which the Company provides the materials and equipment. The Company generally performs conversion and repair services on the basis of cost-plus-fee arrangements pursuant to which the customer pays a negotiated labor rate for labor hours spent on the project as well as the cost of materials plus a margin on materials purchased.

  Contracts with the U.S. government are subject to termination by the government either for its convenience or upon default by the Company. If the termination is for the government's convenience, the contracts provide for payment upon termination for items delivered to and accepted by the government, payment of the Company's costs incurred through the termination date, and the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit.

  Sales to three of Conrad's principal customers accounted for approximately 47% of Conrad's historical revenues for 1997 and sales to three other customers accounted for 41% of Conrad's historical revenues during 1996. On a pro forma basis, the Company derived approximately 42% of its revenues from three of its principal customers during 1997 and approximately 24% of its revenues from two other principal customers during 1996. The Company's principal customers have differed substantially on a year-to-year basis due to the size and limited number of new construction projects performed each year. See "Business--Customers" and the Notes to the historical financial statements of Conrad and Orange Shipbuilding.

  Cost of goods sold is not tracked by the Company according to revenue type due to the common use of facilities and equipment for all types of projects performed by the Company. As a result, gross profit margins by revenue type are not separately determined by the Company. The Company believes, however, that gross profit margins for each of the revenue types described in the table under the heading "Results of Operations" below are generally similar, on average, except that the Company believes its gross margins for modular component fabrication projects at Orange Shipbuilding were significantly higher than other revenue types during 1997 due to favorable contract prices resulting from the immediate needs of the customers. The Company does not generally expect to realize gross profit margins or modular component fabrication projects as Orange Shipbuilding realized in 1997. Accordingly, the Company believes that gross profit margins realized by it during the quarter ended March 31, 1998 are more consistent with Conrad's past operating results and may be more indicative of the Company's future gross profit margins than the pro forma gross profit margins for the year ended December 31, 1997.

RECENT EVENTS

  On December 12, 1997, Conrad acquired all of the outstanding shares of common stock of Orange Shipbuilding, a shipyard located in Orange, Texas, for a cash purchase price and related acquisition costs of $25.8 million. The cash purchase price and related acquisition costs were funded with $25.0 million of borrowings and the remainder with existing cash. At the purchase date, Orange Shipbuilding had $3.0 million in cash, resulting in a net purchase price of $22.8 million. The Orange Acquisition has been accounted for under the purchase method. The purchase price was allocated based on estimated fair values at the date of acquisition. This resulted in an excess of purchase price over fair value of assets acquired of approximately $15.3 million, which excess amount will be amortized over 20 years on a straight-line basis. Due to the close proximity of the acquisition date to Conrad's fiscal year end, results of operations subsequent to the acquisition of Orange Shipbuilding are not included in Conrad's operating results for the year ended December 31, 1997. The results of operations of Orange Shipbuilding for the two-week period from the date of acquisition to the end of Conrad's fiscal year were insignificant. Accordingly, the historical financial data presented herein have been derived solely from the audited financial statements of Conrad. The pro forma statement of operations data of the Company give effect to certain transactions, including the Orange Acquisition and the Reorganization. See "Corporate Reorganization."

  Conrad anticipates that as a result of the Orange Acquisition it will realize savings from the consolidation of insurance programs and other general and administrative expenses. The Company expects that these savings will be offset by the additional costs related to additional administrative and personnel, costs associated with being a public company and integration costs related to the Orange Acquisition.

  Conrad has operated as an S corporation for federal and state income tax purposes since April 1, 1990. As a result, Conrad currently pays no federal or state income tax, and the entire earnings of Conrad are subject to tax directly at the shareholder level. Prior to the completion of the Offering, Conrad's current shareholders intend to make an election terminating Conrad's S corporation status and thereafter Conrad will be subject to corporate level income taxation. The Company estimates that it will be required to record a one-time deferred tax liability charge to earnings of approximately $630,000 in the second quarter of 1998 in connection with the termination of its S corporation status. Orange Shipbuilding was also taxed as an S corporation from April 1, 1995 to October 1, 1997, when it elected to terminate its S corporation status, and as a result became subject to corporate income taxes for periods commencing on or after such date. Orange Shipbuilding was required to record a one-time deferred tax liability of approximately $200,000 in the fourth quarter ending December 31, 1997.

  Prior to the completion of the Offering, Conrad intends to make the Shareholder Distributions to its shareholders and plans to fund part of the cash portion of the Shareholder Distributions with borrowings under the Revolving Credit Facility. The Company will use a portion of the net proceeds of the Offering to repay such indebtedness. The Company will also complete the Reorganization prior to the completion of the Offering. See "Corporate Reorganization."

  In the first quarter of 1998, Conrad issued shares of common stock to William H. Hidalgo, the President and Chief Executive Officer, and Cecil A. Hernandez, the Vice President-Finance and Administration and Chief Financial Officer, in consideration of past services rendered. Fifty percent of the shares of common stock issued to each such executive are subject to forfeiture in the event of the voluntary termination of employment by such executive for other than "good reason" prior to the expiration of the initial three-year term of employment specified in the employment agreement of such executive, provided that such restriction will lapse in the event of (i) the termination by the Company of such executive's employment for reasons other than "cause" (as defined) or (ii) the death, disability or retirement (at or after the age of 65) of such executive and will also lapse with respect to 33 1/3% of such restricted shares on each of the first three anniversaries of the completion of the Offering. The shares of common stock of Conrad issued to Mr. Hidalgo and Mr. Hernandez will be exchanged, respectively, for 385,695 and 153,819 shares of Common Stock of the Company pursuant to the Reorganization. In connection with the issuance of shares of Conrad common stock, Mr. Hidalgo and Mr. Hernandez executed promissory notes in the amounts of $239,870 and $97,400, respectively, representing their tax liabilities paid by the Company. These tax notes will be repaid in full by Mr. Hidalgo and Mr. Hernandez upon the completion of this Offering. In connection with the issuance of these shares to Messrs. Hidalgo and Hernandez, the Company estimates that it will recognize aggregate compensation expense of $8.6 million, of which $4.3 million was recognized in the first quarter of 1998 and the remainder will be recognized over a three-year vesting period.

RESULTS OF OPERATIONS

  The following table sets forth certain historical data of Conrad, and pro forma data of the Company, and the percentage of revenues for the periods presented:

                                                                         PRO FORMA     THREE MONTHS ENDED MARCH
                                   YEAR ENDED DECEMBER 31,              YEAR ENDED               31,
                          -------------------------------------------  DECEMBER 31,   ----------------------------
                              1995           1996           1997           1997           1997          1998
                          -------------  -------------  -------------  -------------  ------------  --------------
                                                            (IN THOUSANDS)
FINANCIAL DATA:
Revenues:
 Vessel construction....  $11,669  55.8% $11,421  49.3% $10,671  48.2% $13,063  36.4% $2,987  53.9% $ 6,979   60.3%
 Modular component
  fabrication...........        0     0        0     0        0     0   11,413  31.8       0     0    1,625   14.1
 Repair and conversions.    9,245  44.2   11,753  50.7   11,446  51.8   11,446  31.8   2,559  46.1    2,965   25.6
                          ------- -----  ------- -----  ------- -----  ------- -----  ------ -----  -------  -----
 Total revenues.........   20,914 100.0   23,174 100.0   22,117 100.0   35,922 100.0   5,546 100.0   11,569  100.0
                          ------- -----  ------- -----  ------- -----  ------- -----  ------ -----  -------  -----
Cost of revenue.........   16,660  79.7   17,003  73.4   15,032  68.0   22,749  63.3   3,810  68.7    8,140   70.4
                          ------- -----  ------- -----  ------- -----  ------- -----  ------ -----  -------  -----
Gross profit............    4,254  20.3    6,171  26.6    7,085  32.0   13,173  36.7   1,736  31.3    3,429   29.6
SG&A expenses...........    1,497   7.1    1,847   7.9    2,242  10.1    4,055  11.3     493   8.9      888    7.7
Executive compensation..        0     0        0     0        0     0        0     0       0     0    4,316   37.2
                          ------- -----  ------- -----  ------- -----  ------- -----  ------ -----  -------  -----
Operating income (loss).  $ 2,757  13.2% $ 4,324  18.7% $ 4,843  21.9% $ 9,118  25.4% $1,243  22.4% $(1,775) (15.3)%
                          ======= =====  ======= =====  ======= =====  ======= =====  ====== =====  =======  =====
Income before income
 taxes..................  $ 2,645  12.6% $ 4,298  18.5% $ 4,905  22.2% $ 7,185  20.0% $1,232  22.2% $(2,185) (18.9)%
                          ======= =====  ======= =====  ======= =====  ======= =====  ====== =====  =======  =====
EBITDA..................  $ 3,479  16.6% $ 5,122  22.1% $ 5,693  25.7% $11,284  31.4% $1,456  26.3% $ 3,088   26.7%
                          ======= =====  ======= =====  ======= =====  ======= =====  ====== =====  =======  =====
OPERATING DATA:
 Direct labor hours.....      347            354            350            501            88            136

 Three Months Ended March 31, 1998 Compared with Three Months Ended March 31,
1997

  The Company's results of operations for the three months ended March 31, 1997 do not include information relating to Orange Shipbuilding and thus only present Conrad's results of operations for that period.

  During the three months ended March 31, 1998, the Company generated revenue of $11.6 million, an increase of $6.0 million, or 108.6%, compared to $5.5 million generated for the three months ended March 31, 1997. This increase was due to a $4.0 million increase in vessel construction and a $1.6 million increase in modular component fabrication attributable primarily to the inclusion of the activities of Orange Shipbuilding in the results of operations of the Company for the three months ended March 31, 1998 and to a $400,000 increase in repair and conversion revenue at Conrad.

  Gross profit increased $1.7 million, or 97.5%, to $3.4 million (29.6% of revenue) for the three months ended March 31, 1998 as compared to $1.7 million (31.3% of revenue) for the three months ended March 31, 1997. The increase was due primarily to the increase in revenue items described above. Gross profit as a percentage of revenue for the three months ended March 31, 1998 (29.6%) decreased as compared to pro forma for the year ended December 31, 1997 (36.7%) primarily as a result of higher gross profit margins realized on the fabrication of modular components at Orange Shipbuilding during 1997. The pro forma results of operations during the year ended December 31, 1997 included four modular component fabrication projects with high gross profit margins due to favorable pricing terms as discussed under "--Pro Forma Results of Operations."

  Selling, general and administrative expenses increased $395,000 to $888,000 (7.7% of revenue) for the three months ended March 31, 1998 as compared to $493,000 (8.9% of revenue) for the three months ended March 31, 1997 primarily due to $195,000 increase in goodwill amortization in connection with the Orange Acquisition and $100,000 increase in salary and wages primarily attributable to additional personnel.

  Income before income taxes decreased $3.4 million to a loss of $2.2 million for the three months ended March 31, 1998 as compared to $1.2 million for the three months ended March 31, 1997 primarily due to (i) the non-cash executive compensation charge of $4.3 million described under the caption "--Recent Events" above and (ii) interest expense of $503,000.

 Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

  During the year ended December 31, 1997, Conrad generated revenue of $22.1 million, a decrease of approximately $1.1 million, or 4.6%, compared to $23.2 million generated in 1996. This decrease was due primarily to a $750,000, or 6.6%, decrease in new construction and a $307,000, or 2.6%, decrease in conversions and repairs. The decrease in revenue from new vessel construction during 1997 occurred primarily because the mix of jobs completed or in progress during 1997 required less materials and equipment as compared to projects completed or in progress in 1996. The decrease in conversion and repair revenue was primarily attributable to (i) a slight decrease in the availability of skilled laborers and (ii) downtime on one of Conrad's drydocks while it was being modified to facilitate the movement of vessels from the drydock to dockside land repair areas.

  Gross profit as a percentage of revenue increased to 32.0% in 1997 as compared to 26.6% in 1996. Gross profit increased $914,000, or 14.8%, to $7.1 million in 1997 as compared to $6.2 million in 1996. This increase was primarily due to increases in negotiated prices for fixed price contracts, increases in negotiated labor rates for conversion and repair services, improved efficiencies resulting from multi-vessel contracts, the absence of a charge of approximately $510,000 incurred in 1996 relating to the settlement of a contract dispute and a decrease of approximately $360,000 in insurance costs. The contract dispute settlement represented the amount of contract retainage and billings for change orders for one job that the customer refused to pay due to a delay in the delivery of the vessel. The delay in the delivery of the vessel was caused by the change orders submitted by the customer. The Company elected to settle this dispute in lieu of lengthly and costly litigation. The Company realized a profit with respect to this project taking into account this settlement.

  Selling, general and administrative ("SG&A") expenses increased to $2.2 million (10.1% of revenue) in 1997 as compared to $1.8 million (7.9% of revenue) in 1996 due to an increase in administrative wages, bonuses, payroll taxes and 401(k) expenses in 1997 as compared to 1996.

  Income before income taxes as a percentage of revenue increased to 22.2% in 1997 as compared to 18.5% in 1996. Income before income taxes increased $607,000, or 14.1%, to $4.9 million in 1997 as compared to $4.3 million in 1996. This increase resulted primarily from the factors discussed above.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  During the year ended December 31, 1996, Conrad generated revenue of $23.2 million, an increase of approximately $2.3 million, or 10.8%, compared to $20.9 million in 1995. This increase was the result of an increase of $2.5 million, or 27.1%, in repairs and conversions that was offset partially by a decrease of approximately $248,000, or 2.1%, in new vessel construction. The increase in conversion and repair revenue was primarily attributable to the increased demand for those types of services as offshore oil and gas activity increased. The decrease in revenue from vessel construction was primarily due to the types of jobs completed or in progress during 1996 requiring less materials and equipment as compared to projects completed or in progress in 1995.

  Gross profit as a percentage of revenue increased to 26.6% in 1996 as compared to 20.3% in 1995. Gross profit increased $1.9 million, or 45.1%, to $6.2 million in 1996 as compared to $4.3 million in 1995. This increase was primarily due to price increases and improved performance on contracts that was offset partially by an approximate $510,000 charge related to the settlement of a dispute regarding a construction contract.

  SG&A expenses increased approximately $350,000 to $1.8 million (7.9% of revenue) in 1996 as compared to $1.5 million (7.1% of revenue) in 1995. Approximately $300,000 of this amount was due to an increase in administrative salaries and bonuses and $100,000 was due to an increase in charitable contributions.

  Income before income taxes as a percentage of revenue increased to 18.5% in 1996 as compared to 12.6% in 1995. Income before income taxes increased $1.7 million or 62.5% to $4.3 million as compared to $2.6 million in 1995. This increase was primarily due to the factors discussed above.

 Pro Forma Results of Operations

  On a pro forma basis for 1997, giving effect to the Orange Acquisition as if completed as of the beginning of the year, the Company's revenue would have been $35.9 million, gross profit would have been $13.2 million (36.7% of revenue), operating income would have been $9.1 million (25.4% of revenue), income before income taxes would have been $7.2 million (20.0% of revenue), income after income taxes would have been $4.6 million (12.9% of revenue), and EBITDA would have been $11.3 million (31.4% of revenue). Gross profit, operating income and EBITDA as a percentage of revenue increased on a pro forma basis for the Company as compared to historical results for Conrad primarily as a result of higher gross profit margins realized by Orange Shipbuilding as compared to Conrad in 1997. Orange Shipbuilding realized higher gross profit margins as compared to Conrad in 1997 primarily due to favorable contract prices on four jobs for the fabrication of modular components completed or in progress during the year. Orange Shipbuilding was able to secure favorable pricing terms on these contracts due to Orange Shipbuilding's available capacity to meet the customers' immediate deadlines and needs.

  The pro forma information includes $300,000 of additional depreciation in cost of revenue to reflect the increase in the book value of the Orange Shipbuilding property, plant and equipment purchased resulting from the purchase method of accounting and $765,000 of additional SG&A expenses due to the amortization of goodwill of $15.3 million, which will be amortized over 20 years on a straight-line basis. Interest expense of $2.0 million was recorded assuming the debt of $25.0 million incurred to fund the purchase price of the Orange Acquisition was outstanding from the beginning of the year. The Company will use a portion of the net proceeds from the Offering to repay the debt incurred to fund the Orange Acquisition. An assumed 37% income tax rate was used for purposes of the pro forma results of operations. Although the Company anticipates it will realize savings from the consolidation of insurance and other general and administrative expenses, the Company also expects that these savings will be offset by the additional costs related to additional administrative and personnel, costs associated with being a public company and integration costs related to the Orange Acquisition. None of these savings or additional costs are reflected in the pro forma information.

LIQUIDITY AND CAPITAL RESOURCES

  Historically, Conrad has funded its business through funds generated from operations. Net cash provided by operations was $3.6 million, $5.3 million and $6.1 million for 1995, 1996, and 1997 respectively. Conrad has borrowed in the past to expand its facilities and to fund the Orange Acquisition. Net borrowings from all credit arrangements were $24.1 million during 1997, primarily in connection with the Orange Acquisition. Conrad had net reduction in debt of $668,000 in 1996 and $62,000 in 1995. The Company's working capital position was $7.8 million at December 31, 1997 and $7.7 million at March 31, 1998.

  Conrad's capital requirements historically have been primarily for improvements to its facilities and equipment. Capital expenditures for plant and equipment were $1.1 million for the three months ended March 31, 1998, primarily for major improvements to drydocks, $1.1 million in 1997, which included major repairs to drydocks, purchases of equipment and additions to facilities, $2.0 million in 1996, of which $1.0 million was for the purchase of the Amelia property, and $1.1 million in 1995 primarily for the purchase and refurbishment of drydocks and improvements to facilities. Other investing activities in 1997 included the acquisition of Orange Shipbuilding for $22.8 million (net of cash acquired).

  In December 1997, Conrad borrowed $25.0 million on a term loan basis to fund the purchase price of the Orange Acquisition. Interest on the Term Loan accrues at LIBOR plus 2.0% until September 18, 1998, and thereafter at the option of the Company either at the lender's prime rate minus 0.5% or LIBOR plus 2.0%. The Company is currently utilizing the prime rate option and the interest rate at December 31, 1997 was 8.0% per annum. The Term Loan requires the payment of interest only until May 1998 and thereafter the Term Loan is payable in 70 monthly principal payments of $209,000 plus interest, with a final payment due in April 2004. The Term Loan is secured by substantially all of the Company's assets and is guaranteed up to $2 million by J. Parker Conrad. The Term Loan prohibits Conrad from paying dividends without the consent of the lender. The Company intends to repay all indebtedness under the Term Loan with the net proceeds of the Offering.

  The Company has received a commitment for the $10.0 million Revolving Credit Facility with Whitney National Bank which may be used for working capital and other general corporate purposes, including funding of acquisitions. The Revolving Credit Facility will bear interest on the same terms as the Term Loan and will mature on April 30, 1999. A fee of 0.25% per annum on the unused portion of the credit facility will be charged quarterly. The Company intends to borrow approximately $10.0 million under the Revolving Credit Facility prior to the completion of the Offering in order to fund part of the cash portion of the Shareholder Distributions. The Company intends to use a portion of the net proceeds of the Offering to repay the borrowings under the Revolving Credit Facility, which will remain available for future use. The Revolving Credit Facility will prohibit Conrad from paying dividends without the consent of the lender and will restrict the ability of Conrad to incur additional indebtedness. The Revolving Credit Facility will be secured by a pledge of substantially all of the Company's assets which, in the event of a failure by Conrad to make payments of principal and interest when due under the terms of the Revolving Credit Facility, would permit the lender to foreclose on the pledged assets.

  Net cash used by operating activities was $376,000 for the three months ended March 31, 1998 due to the increase in accounts receivable, costs and estimated earnings on uncompleted contracts in excess of expenses and increases in other assets.

  Net cash provided by operating activities for 1996 and 1997 was $5.3 million and $6.1 million, respectively. This increase was due principally to the increases in net income, accounts payable and accrued expenses and billings related to costs and estimated earnings on uncompleted contracts, offset by changes in accounts receivable.

   Net cash used in investing activities in 1996 was $2.0 million, all of which was attributable to capital expenditures. Net cash used in investing activities in 1997 was $23.9 million, of which $22.8 million was attributable to the Orange Acquisition and $1.1 million was attributable to capital expenditures.

  Net cash provided by (used in) financing activities for 1996 and 1997 was ($2.6) million and $22.1 million, respectively. The increase was principally due to the incurrence of the Term Loan in 1997 to fund the purchase price of the Orange Acquisition.

  Management believes that the remaining net proceeds from the Offering, the Company's existing working capital, cash flows from operations and available borrowing under the Revolving Credit Facility will be adequate to meet its working capital needs and planned capital expenditures for property and equipment through 1998.

The Company may pursue attractive acquisition opportunities if and when such opportunities arise. The timing, size or success of any acquisition effort and the associated potential capital commitments cannot be predicted.

  Due to the relatively low levels of inflation experienced in fiscal 1995, 1996 and 1997, inflation did not have a significant effect on the results of the Company in those fiscal years.

YEAR 2000 COMPLIANCE

  The Company has assessed both the cost of addressing and the costs or consequences of incomplete or untimely resolution of the Year 2000 issue. The Company has determined that its estimated costs related to the Year 2000 issue are not anticipated to be material to the Company's business, operations or financial condition. In addition, the Company is in the process of initiating communications with its significant suppliers and large customers to determine the extent to which the Company is vulnerable to those third parties failure to remediate their own Year 2000 issues. The Company can give no guarantee that the systems of other companies on which the Company's systems rely will be converted on time or that a failure to convert by another company would not have a material adverse effect on the Company.

QUARTERLY FLUCTUATIONS

  The Company's results of operations are not materially affected by seasons. However, the marine construction industry historically has been cyclical. As a result, the Company's volume of business may be adversely affected by a decline in projects as a result of a regional or national downturn in economic conditions. The Company's quarterly results also may fluctuate and be materially affected by the success of the Company in bidding for new projects, the timing of the commencement of new projects, the timing of the recognition of revenue and expense under the percentage-of-completion accounting method, the aggregate amount of materials used in projects during a period and whether customers provide materials and equipment during such period. See "-- Overview."

RECENT ACCOUNTING PRONOUNCEMENTS

  During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 provides guidance for the presentation and display of comprehensive income. SFAS 131 establishes standards for disclosure of operating segments, products, services, geographic areas and major customers. The Company is required to adopt both standards for its fiscal year ended December 31, 1998. Management believes that the implementation of SFAS 130 and SFAS 131 will not have a material impact on the presentation of the Company's financial statements, but may require additional disclosure.

                                   BUSINESS

GENERAL

  The Company specializes in the construction, conversion and repair of a wide variety of marine vessels for commercial and government customers and the fabrication of modular components of offshore drilling rigs and FPSOs. The Company constructs a variety of marine vessels, including large and small deck barges, single and double hull tank barges, lift boats, push boats, tow boats and offshore tug boats. The Company fabricates components of offshore drilling rigs and FPSOs, including sponsons, stability columns, blisters, pencil columns and other modular components. The Company's conversion projects primarily consist of lengthening the midbodies of vessels, modifying vessels to permit their use for a different type of activity and other modifications to increase the capacity or functionality of a vessel. The Company also derives a significant amount of revenue from repairs made as a result of periodic inspections required by the U.S. Coast Guard, the ABS and other regulatory agencies. Since 1948, the Company has built over 650 vessels and completed over 21,000 conversion and repair jobs.

  The Company serves a variety of customers and markets, including the offshore oil and gas industry, other commercial markets and the U.S. government. The Company believes that its ability to construct a variety of vessels on a cost-effective basis allows it to selectively pursue vessel construction opportunities that arise out of changing demands of the industries served by the Company. The Company is experiencing significantly improved demand for its products and services from energy-related customers as a result of several factors affecting the offshore oil and gas industry, including an increase in offshore oil and gas activity during the last two years, the recent increases in dayrates for offshore support vessels and drilling rigs and the limited construction of new vessels serving this industry since the mid-1980s. As a result, the Company is currently constructing lift boats and barges for the offshore oil and gas industry, fabricating modular components for offshore drilling rigs and FPSOs and providing conversion and repair services for vessels and barges employed in offshore energy-related activities. The Company is also pursuing opportunities to construct other types of offshore support vessels such as supply boats and utility vessels.

  Due to the Orange Acquisition as well as increased demand for the Company's products and services, Conrad's revenues grew from $10.5 million in 1993 to $35.9 million in 1997 (on a pro forma basis for the Company) and EBITDA grew from $0.7 million in 1993 to $11.3 million in 1997 (on a pro forma basis for the Company). For the first quarter ended March 31, Conrad's net income decreased from $1.2 million in 1997 to $(2.5 million) in 1998, primarily as a result of a $4.3 million non-cash executive compensation expense, and operating cash flow decreased from $1.4 million to $(0.4 million). Conrad's EBITDA margin (EBITDA as a percentage of revenues) increased from 6.7% in 1993 to 31.4% in 1997 (on a pro forma basis for the Company) and from 26.3% for the quarter ended March 31, 1997 to 26.7% for the quarter ended March 31, 1998. In addition, Conrad's net income increased from $66,000 in 1993 to $4.6 million in 1997 (on a pro forma basis for the Company) and its operating cash flow increased from $0.7 million in 1993 to $10.4 million in 1997 (on a pro forma basis for the Company). For the first quarter ended March 31, Conrad's revenues grew from $5.5 million in 1997 to $11.6 million in 1998, and EBITDA increased from $1.5 million in 1997 to $3.1 million in 1998.

  During 1997, the construction of marine vessels accounted for approximately 36.4% of pro forma revenue, fabrication of modular components for the offshore oil and gas industry accounted for approximately 31.8% of pro forma revenue and the conversion and repair of marine vessels accounted for approximately 31.8% of pro forma revenue. As of March 31, 1998, the Company's backlog of new vessel construction and modular component fabrication (excluding unexercised options held by customers) was approximately $23.6 million and was attributable to 15 projects, consisting of three lift boats, five barges, six tugs and one modular component fabrication project. Of this backlog amount, approximately $13.7 million was attributable to contracts with the U.S. Army and the Corps of Engineers.

  The Company currently operates three shipyards located along the Gulf Coast in Morgan City, Louisiana, Orange, Texas and Amelia, Louisiana. The Company's shipyard in Morgan City is located on approximately 11 acres on the Atchafalaya River, approximately 30 miles from the Gulf of Mexico, and its Orange shipyard is located on approximately 12 acres on the Sabine River, approximately 37 miles from the Gulf of Mexico. In February 1998, the Company commenced operations at a conversion and repair facility in Amelia, Louisiana located on approximately 16 acres on Bayou Boeuf, approximately five miles from Morgan City. The Company conducts its marine vessel construction activities indoors at its Morgan City and Orange shipyards in approximately 220,000 square feet of enclosed building space designed specifically for the construction of marine vessels up to 400 feet in length. The Company believes that its indoor work environment is a competitive advantage in attracting and retaining skilled workers and meeting critical construction schedules. The Company's shipyards employ advanced construction techniques, including modular construction and zone outfitting methods, in order to efficiently utilize its building space, equipment and personnel. The Company believes that these factors, together with its experienced management team and skilled work force, have enabled the Company to construct a wide variety of marine vessels at attractive profit margins, as evidenced by its operating profit margin of 25.4% in 1997 on a pro forma basis.

HISTORICAL BACKGROUND

  The Company was founded in 1948 by J. Parker Conrad and began operations at its shipyard in Morgan City, Louisiana. In 1952, the Company expanded its operations into the repair business through the acquisition of one of the first drydocks on the Gulf Coast. In 1962, the Company began building steel barges and other vessels for the offshore oil and gas industry. Due to adverse conditions in the oil and gas industry, the Company refocused its operations in 1984 on the construction and repair of vessels for other commercial and foreign markets. During 1996, the Company acquired its conversion and repair facility in Amelia, Louisiana, which commenced operations in the first quarter of 1998.

  In December 1997, Conrad purchased Orange Shipbuilding to expand its construction capacity and to expand its production capabilities into additional types of marine vessels, including the fabrication of modular components for offshore drilling rigs and FPSOs. Orange Shipbuilding has been engaged in shipbuilding since 1974. The Orange shipyard designed and built a variety of vessels for use in offshore Gulf of Mexico oil and gas exploration and production activities before that sector collapsed in 1983. Orange Shipbuilding refocused its operations on small to medium sized vessels for the U.S. government after this decline. During 1996 and 1997, in connection with the upturn in offshore oil and gas exploration and production in the Gulf of Mexico, Orange Shipbuilding capitalized on the demand for subcontractors that could fabricate modular components for offshore drilling rigs and FPSOs on a timely and cost effective basis. The Orange Acquisition is consistent with the Company's strategy of considering acquisitions of businesses or operations that are profitable and complimentary to the Company's business and operations.

INDUSTRY OVERVIEW

  The United States shipbuilding industry is generally classified into two categories: (i) the six largest shipbuilders which are capable of building large vessels for the U.S. government and commercial customers and (ii) other shipyards that build small to medium sized vessels for governmental and commercial markets consisting of several hundred companies engaged in shipbuilding and repair activities located in various regions of the United States. The Company is in the second category. Within the Gulf Coast region of the United States, the Company believes there are approximately 70 shipbuilding and repair operators, most of which are smaller than the Company in terms of total number of employees.

  The Company constructs vessels and performs conversion and repair services for a variety of customers and markets. Throughout the Company's 50 years of operations, the Company has adapted its construction, conversion and repair activity to changing industry conditions and changes in demand for different types of products and services. As a result, the types of vessels constructed and the types of conversion and repair services provided by the Company have changed in response to these factors. The Company is currently focusing its activity to respond to demand in three key markets: the offshore oil and gas industry, other commercial markets, and the U.S. government.

 Offshore Oil and Gas Market

  The shipbuilding industry supports the offshore oil and gas industry through the construction of (i) offshore support vessels, (ii) barges such as pipe laying barges, oil and gas drilling barges and oil and gas production barges and (iii) offshore drilling rigs. The demand for vessel construction, conversion and repair for the offshore oil and gas market is substantially dependent upon various economic factors affecting the offshore oil and gas industry. The shipbuilding industry has been favorably impacted during the last two to three years by a number of positive trends, including (i) the increasing percentage of worldwide oil and gas supply being produced from offshore areas, (ii) the large increases in cash flow experienced by many oil and gas companies, (iii) the increases in capital expenditure budgets for offshore drilling activity by oil and gas companies, (iv) technological advancements relating to exploration, development and production techniques, including three-dimensional seismic surveys, directional drilling and subsea completions, that have increased drilling success rates and improved efficiencies of development and production activities and (v) the increased focus on deep water exploration and projects, particularly in the Gulf of Mexico, as evidenced by the prices paid for leases during each of the last five years and the record $1.4 billion committed in the two offshore lease sales in 1997. The following table illustrates the impact of these trends in the Gulf of Mexico and the United States:

                                             YEAR ENDED DECEMBER 31,
                                        --------------------------------------
                                         1993    1994    1995    1996    1997
                                        ------  ------  ------  ------  ------
GULF OF MEXICO INDUSTRY DATA:
  Active offshore supply vessels(1)....    216     235     249     263     286
  Active offshore drilling rigs(2).....    163     170     181     212     233
  Offshore supply vessel dayrates(3)... $3,508  $3,302  $3,185  $5,273  $8,048
  Offshore drilling rig utilization(4).   76.5%   76.2%   76.2%   88.0%   93.9%
  Active inland drilling barges(5).....     69      74      75      80      92
  Total blocks leased(6)...............    336     560     835   1,508   1,778
U.S. SHIPBUILDING INDUSTRY DATA:
  Number of offshore service vessels
   constructed(7)......................      5       1       3       5      14
  Number of mobile offshore drilling
   rigs constructed(8).................      4      11       2       0       0

--------
(1) Represents the average number of contracted anchor handling tug/supply and platform supply vessels in the Gulf of Mexico for the period presented. Information obtained from Offshore Data Services.
(2) Represents the average number of mobile offshore drilling rigs and platform drilling rigs under contract in the Gulf of Mexico for the period presented. Information obtained from Offshore Data Services.
(3) Represents the average dayrates for platform supply vessels in the Gulf of Mexico for the period presented. Information obtained from Offshore Data Services.
(4) Represents the average mobile drilling rig utilization rate in the Gulf of Mexico for the period presented. Information obtained from Offshore Data Services.
(5) Represents the average number of active inland drilling barges in Louisiana for the period presented. Information obtained from Offshore Data Services.
(6) Represents the total blocks leased in the Gulf of Mexico for the period presented. Information obtained from Mineral Management Services.
(7) Information obtained from Clarkson Research Studies.
(8) Information obtained from Offshore Data Services.

  These positive trends follow years in which the offshore oil and gas industry was adversely affected by lower oil and gas prices and other factors that resulted in minimal construction of offshore support vessels, barges for the oil and gas industry and offshore drilling rigs.

  Offshore Support Vessels. The primary role of offshore support vessels is to support offshore oil and gas drilling and production operations, including delivery of necessary equipment, personnel and supplies to offshore drilling rigs and production facilities, assistance with the installation of offshore production platforms, towing of offshore drilling rigs and conducting seismic surveys. Offshore support vessels include lift boats, supply vessels, utility vessels, crew vessels, offshore tugs, anchor handling tugs and seismic vessels. As a result of the increase in offshore drilling activity, dayrates for these vessels have increased substantially since 1995. Due to limited construction of new offshore supply vessels since the mid-1980s, the average age of the existing fleet of offshore supply vessels is increasing. According to Offshore Marine Service Association ("OMSA"), the average age of the offshore supply vessels currently in service in the Gulf of Mexico is approximately 17 years. As these vessels age, maintenance, repair and vessel certification costs increase significantly and eventually require replacement or remobilization outside of U.S. waters.

  As a result of these factors, new construction of offshore support vessels has recently increased. According to a November 1997 survey conducted by the OMSA, since March 1995, U.S. shipbuilders had received firm orders for approximately 72 offshore supply vessels, 42 crewboats, 20 utility boats, 14 lift boats and three offshore tugs, of which 14 of the ordered supply vessels, 15 of the crewboats and five of the lift boats had been completed and delivered at the time of such survey. The Company's backlog at December 31, 1997 included four lift boats, and the Company is currently bidding on projects to construct lift boats, utility vessels and supply vessels.

  In addition to new construction opportunities, the Company believes that current industry conditions and improved dayrates for offshore support vessels will promote continued conversion and repair projects for offshore support vessels. Because of the cost of constructing new offshore support vessels and the 18-month to two-year lead-time necessary to construct new offshore support vessels, the Company believes that offshore support vessel operators will continue to upgrade and repair existing offshore support vessels. According to the November 1997 OMSA survey, approximately 46 offshore support vessels, having an average age of 17.5 years, have undergone major conversions or modifications since March 1995 and an additional 42 vessels will undergo major conversions or modifications prior to the end of 2002.

  Barges. Barges are utilized in the offshore oil and gas industry to lay underwater pipelines, to carry supplies to offshore locations, to support offshore construction activities and to drill for and produce oil and gas in shallow inland and coastal waters. Inland barges, such as posted drilling barges, liquid mud barges and shale barges, are also utilized by the oil and gas industry for drilling and workover activities in lakes, bays and sounds. The Company has constructed numerous barges for use in the offshore oil and gas industry during the last 10 years.

  Offshore Drilling Rigs and FPSOs. The level of worldwide offshore drilling activity has increased substantially over the last two years, resulting in worldwide and Gulf of Mexico offshore drilling rig utilization of 96% in May 1998. Dayrates in the Gulf of Mexico for jackup rigs capable of drilling in water depths of over 300 feet have increased from an average of $30,500 for May 1996 to an average of $60,250 for May 1998. Similarly, dayrates in the Gulf of Mexico for fourth generation semisubmersibles have increased from an average of $107,000 for May 1996 to an average of $172,050 for May 1998. In particular, the demand for deep water (deeper than 1,000 feet) drilling services worldwide and in the Gulf of Mexico has increased substantially in recent years as a result of reserve discoveries and technological advances which have made development and production of reserves in deep water economically viable.

  As the demand for offshore drilling rigs is driven by the level of offshore exploration and development activity, it is expected that there will be continued demand for and construction of drilling rigs over the next several years. It is currently estimated by OMSA that approximately 50 offshore drilling rigs were being built as of November 1997. A December 1997 survey by Marine Log magazine projects the construction of 100 offshore drilling rigs (including semisubmersibles and jackups) in the U.S. over the next 10 years. The Company believes that there will be continued opportunities for it to fabricate modular components of offshore drilling rigs and FPSOs as shipyards that specialize in constructing offshore drilling rigs and FPSOs are experiencing difficulty meeting construction schedules caused by increased demand for these products.

 Barges for Other Commercial Markets

  Barges are also used in a variety of commercial markets that are not related to the offshore oil and gas industry, including the marine construction industry, the petrochemical industry, the commodity grain industry and the ocean shipping industry. Many of these industries utilize barges to ship bulk products through inland waterways as well as offshore coastal waters and ocean waters. Due to the general cost effectiveness of barges for transportation of these types of products, demand for barge transportation of bulk products has remained relatively steady. Demand for barge construction, conversion and repair services is affected by many factors, including the volume of marine construction and shipping activity, shipping rates, and the aging of the fleet. According to Corps of Engineers data, the average ages of the domestic deck, single-hull tank and double-hull tank barge fleets are approximately 24, 29 and 19 years, respectively. The Company estimates that the average life of these barges is approximately 25 to 30 years. The Company believes that these factors have promoted the continued demand for barge construction, conversion and repair projects.

  Demand for new barge construction has also been favorably impacted by OPA '90 which generally requires U.S. and foreign vessels carrying fuel and certain other hazardous cargos and entering U.S. ports to have double hulls by 2015. Operators will be required either to retrofit existing barges or construct new double hull barges in order to comply with the law's single hull phase-out requirements that began January 1, 1995. As many barges are used in both inland waterways and in offshore coastal waters, the Company believes that many new barges are being constructed with double hulls in order to provide flexibility for use in both inland waterways and offshore coastal waters.

  The Company has constructed numerous barges and provided conversion and repair services for commercial markets other than the offshore oil and gas industry during the last 10 years.

 U.S. Government Market

  Each of the U.S. Army, U.S. Navy, U.S. Coast Guard and Corps of Engineers has a large fleet of small and medium size vessels, including barges, tow boats and push boats that are used for a variety of purposes, including transporting fuel, troops and supplies. The Company believes that the U.S. Army, U.S. Navy, U.S. Coast Guard and Corps of Engineers are in the process of replacing many of the older vessels of these types in their fleets due to the age, condition and technological obsolescence of many of these vessels. In addition, the Company believes that recent economic conditions have resulted in the availability of government funding for the construction of vessels of these types. The Company, through its Orange Shipbuilding subsidiary, has constructed approximately 70 vessels for the U.S. Army, U.S. Navy, U.S. Coast Guard and Corps of Engineers, including barges, tow boats and offshore petroleum delivery system units. As of March 31, 1998, the Company had contracts to construct six pusher tugs for the U.S. Army and one barge for the Corps of Engineers, and the U.S. Army had the option to purchase six additional pusher tugs.

BUSINESS STRATEGY

  The Company's objective is to increase its revenues while maintaining attractive profit margins. Key elements of the Company's business strategy are as follows:

  . PURSUE PROJECTS WITH ATTRACTIVE PROFIT MARGINS. The Company has extensive experience in the construction, conversion and repair of a wide variety of vessels and modular components used in diversified markets. The Company's shipbuilding versatility and experience reduce its dependence on particular types of products and markets, which the Company considers one of its principal competitive strengths. As a result of this flexibility, the Company selectively pursues opportunities for construction, conversion and repair projects that it believes can generate attractive profit margins.

  . CAPITALIZE ON INDOOR CONSTRUCTION CAPABILITIES AND MODERN CONSTRUCTION
     TECHNIQUES. The Company believes that it is a unique Gulf Coast shipyard due to the construction of substantially all of its new vessel construction and modular components indoors. In this environment, construction is not hampered by weather conditions. In addition, the Company's shipyards employ many advanced construction techniques, including modular construction, zone outfitting methods, computerized plasma arc metal cutting and automatic shotblasting and painting. The Company believes that these factors allow it to more effectively utilize its workforce and equipment, thereby allowing it to control costs, meet critical construction schedules and achieve attractive profit margins.

  . UTILIZE AVAILABLE CAPACITY AT EXISTING SHIPYARDS. The Company believes that it has the ability to significantly increase its capacity for vessel construction, conversion and repair at its existing shipyards without any significant additional capital expenditures. The Company had 280 shipyard workers as of December 31, 1997 and has increased its shipyard labor force to 303 as of March 31, 1998. The Company estimates that it could employ approximately 200 additional shipyard workers, primarily for conversion and repairs, without significant expansion of its facilities. The Company plans to increase its construction, conversion and repair activity to the extent it is able to secure additional projects at attractive margins and attract qualified workers who can maintain the Company's quality standards.

  . TAKE ADVANTAGE OF NEW CONSTRUCTION OPPORTUNITIES. Due to increased activity in the offshore oil and gas industry, the Company believes there will continue to be significant demand from customers in this industry for vessel construction, particularly with respect to offshore support vessels such as lift boats, utility vessels and supply vessels, as well as for the fabrication of modular components for offshore drilling rigs and FPSOs. In addition, the Company believes that other commercial customers will continue to create demand for its products and services due to continued demand for marine transportation of bulk products and due to the aging of the current fleet of barges, tug boats and other marine vessels used for commercial shipping. The Company also believes that there will continue to be opportunities to construct vessels for the U.S. Army, U.S. Navy, U.S. Coast Guard and Corps of Engineers due to the aging fleet of barges, tug boats, tow boats and push boats currently used by these customers.

  . INCREASE CONVERSION AND REPAIR ACTIVITY. The Company has five drydocks, one submersible barge, five slips and approximately 4,100 feet of bulkhead available for conversion and repair activity. The Company has made significant capital expenditures over the last several years to add capacity and improve the efficiency of its shipyards for conversion and repair work, including expenditures to modify one of its drydocks to increase its lifting capacity and to add roll-on and roll-off capabilities. These improvements will allow barges and other vessels to be moved from the drydock to previously unused dockside land repair areas, thereby permitting the drydock to be used for other repair activity. The Company believes there are significant opportunities to take advantage of its increased conversion and repair capacity due to the age and condition of many vessels currently operating in the Gulf of Mexico and due to the requirements for periodic inspection and drydocking by the U.S. Coast Guard, ABS and other regulatory agencies.

  . CAPTURE EFFICIENCIES FROM MULTIPLE SHIPYARDS. The Company's multiple shipyards provide it with significant flexibility and efficiency in constructing a wide variety of vessels. With the addition of the Orange and Amelia shipyards, the Company has the ability to more effectively manage its available shipyard capacity through the allocation of projects between these shipyards. In addition, the Company has the ability to fabricate various components of a project at one shipyard for use in the construction of a vessel or fabrication of a steel structure at another shipyard.

  . PURSUE STRATEGIC ACQUISITIONS. The Company believes opportunities exist for consolidation in the highly fragmented U.S. Gulf Coast marine vessel construction, conversion and repair industry, which consists of more than 70 shipyard companies located in the Gulf Coast area. The Company significantly expanded its construction capacity through the Orange Acquisition in December 1997 at a purchase price of approximately $22.8 million (net of cash acquired). In addition, during February 1998, the Company commenced operations at a conversion and repair facility in Amelia, Louisiana that it acquired in 1996 at a purchase price of approximately $1.0 million. The Company will evaluate strategic acquisitions of one or more additional shipyards in the future depending on a variety of factors, including demand for vessel construction, conversion and repair, the advantages offered by the particular shipyard and the terms of the acquisition. The Company anticipates that it will focus on profitable acquisition candidates with operations that complement the Company's existing operations.

OPERATIONS

  The Company's principal operations consist of the construction of marine vessels, the fabrication of modular components for offshore drilling rigs and FPSOs and repair and conversion services. During the year ended December 31, 1997, the Company's pro forma revenues (pro forma utilizing Orange Shipbuilding's fiscal year ended September 30, 1997) were derived approximately 29.7% from new vessel construction for commercial customers, approximately 6.7% from new vessel construction for government customers, approximately 31.8% from modular component fabrication for offshore drilling rig contractors, and approximately 31.8% from repair and conversions. During the year ended December 31, 1996, the Company's pro forma revenues (pro forma utilizing Orange Shipbuilding's fiscal year ended September 30, 1996) were derived approximately 37.5% from new construction for commercial customers, approximately 13.9% from new vessel construction for government customers, approximately 10.0% from modular component fabrication for offshore drilling rig contractors, and approximately 38.6% from repairs and conversions.

  Current Projects. The Company's construction and fabrication projects in progress as of March 31, 1998 consisted of 14 vessels (including three lift boats, five barges and six tugs) and one modular component fabrication project for the oil and gas industry with aggregate remaining contract revenue of approximately $23.6 million (excluding unexercised options held by customers). The Company's backlog as of December 31, 1997 was approximately $24.6 million as compared to Conrad's backlog (exclusive of Orange Shipbuilding) of $3.6 million as of December 31, 1996 and Orange Shipbuilding's backlog of $11.5 million as of September 30, 1996 (its fiscal year end). Of this remaining contract revenue, approximately $13.7 million was attributable to contracts to build vessels for the U.S. Army and the Corps of Engineers. The Company anticipates that approximately $22.0 million of the aggregate remaining revenue from firm contracts as of March 31, 1998 will be realized during fiscal 1998. The following chart includes a description of the marine vessel construction and modular component fabrication projects scheduled as of March 31, 1998 as well as a description of conversion and repair projects in progress at March 31, 1998 or scheduled to commence during 1998.

                                               NUMBER OF
                                                VESSELS
TYPE OF VESSEL OR PROJECT       SHIPYARD      OR PROJECTS         CUSTOMER
-------------------------  ------------------ ----------- ------------------------
VESSEL CONSTRUCTION:
OFFSHORE AND INLAND
 BARGES:
  Tank Barge.............     Morgan City           2     Private Fleet Operator
  Deck Cargo Barge.......     Morgan City           2     Private Fleet Operator
  Steel River Service
   Barge.................        Orange             1     Corps of Engineers
LIFT BOATS:
  1058 x 708 x 1758 leg..     Morgan City           2     Energy Service Companies
  1158 x 708 x 1758 leg..     Morgan City           1     Energy Service Companies
TUG BOATS:
  ST (small tug) Tugs....        Orange             6     U.S. Army
MODULAR COMPONENT
 FABRICATION:
  Sponsons...............        Orange             1     Drilling Rig Fabricator
                                                  ---
    Total Construction
     and Fabrication.....                          15
                                                  ===
CONVERSION AND REPAIR:
  Supply Vessel..........     Morgan City          15     Energy Service Company
  Utility Vessel.........     Morgan City           3     Energy Service Company
  Tow Boat...............  Morgan City/Amelia      10     Energy Service Company
  Barge..................  Morgan City/Amelia       9     Energy Service Company
                                                  ---
    Total Conversion and
     Repair..............                          37
                                                  ===

  Shipyards. The Company conducts its marine vessel construction, conversion and repair operations at shipyards in Morgan City and Amelia, Louisiana and Orange, Texas. The Company has owned and operated the Morgan City shipyard since 1948. The Company acquired an additional conversion and repair facility in Amelia, Louisiana for approximately $1.0 million in 1996 and commenced conversion and repair services at this facility during February 1998. In December 1997, the Company acquired Orange Shipbuilding for a purchase price of approximately $22.8 million (net of cash acquired). This acquisition significantly increased the shipbuilding capacity of the Company.

  During the past five fiscal years, the Company has made, in the aggregate, approximately $10.0 million of capital expenditures to add capacity and improve the efficiency of its Morgan City and Orange Shipbuilding shipyards. Of this amount, Conrad spent approximately $7.0 million at the Morgan City shipyard for improvements to its building and facilities, to purchase cranes and other fabrication equipment and to purchase and modify a drydock and launch barge. A portion of Conrad's expenditures in 1997 were incurred to increase the heavy lifting and drydocking capabilities of one of its drydocks. These shipyard improvements will allow barges and vessels to be moved from drydock space to dockside land repair areas, thereby enabling the Company to perform major modifications and repairs, such as lengthening of vessel midbodies, on previously unused dockside land while freeing the drydock for other projects. The Company's capital expenditures during the last five fiscal years also included approximately $3.0 million incurred by Orange Shipbuilding for improvements to its buildings and facilities and to purchase cranes and other fabrication equipment.

  All of the Company's new vessel construction is done indoors in well-lighted space specifically designed to accommodate construction of marine vessels up to 400 feet in length. As a result, marine vessel construction is not hampered by weather conditions, and the Company is able to more effectively utilize its workforce and equipment, thereby allowing it to control costs and meet critical construction schedules. The Company employs modular construction techniques and zone outfitting, which involve the installation of pipe, electrical wiring and other systems at the modular stage, thereby reducing construction time while at the same time simplifying systems integration and improving quality. The Company also uses computerized plasma arc metal cutting for close tolerances and automated shotblasting and painting processes for efficiency and high quality.

  The Company's shipyards provide it with significant flexibility and efficiency in constructing a wide variety of vessels. With the addition of the Orange shipyard, the Company has the ability to more effectively manage its available shipyard capacity through the allocation of projects between shipyards. In addition, the Company has the ability to fabricate various components of a project at one shipyard for use in the construction of a vessel or fabrication of a steel structure at another shipyard. The new Amelia facility will increase the Company's capacity to perform conversion and repair services and will allow the Company to allocate these projects efficiently between the Amelia and Morgan City shipyards.

  The Company's Morgan City and Orange shipyards have five construction bays that can support 35 workers each and four construction bays that can support 15 workers each. The Company is not utilizing the facilities at this time to this maximum staffing level. Additionally, the facilities are currently working a single ten-hour shift and have the capability of adding a second shift without increasing bays or support equipment. The Company could add additional workers at this time without significant capital expenditures by purchasing only a few welding machines and small tools since buildings and overhead cranes already exist at these facilities.

  The Company had 280 shipyard workers as of December 31, 1997 and increased its shipyard labor force to 303 as of March 31, 1998. The Company intends to expand its work force to the extent that it is able to secure additional work at attractive profit margins and attract qualified workers who can maintain the Company's quality standards. The following chart contains certain information as of March 31, 1998, regarding each of the Company's shipyards:

                                                                                   MAXIMUM
                                                                     NUMBER OF    NUMBER OF
                                                                      SHIPYARD    SHIPYARD
        FACILITY               PRIMARY PRODUCTS/ OPERATIONS(1)       WORKERS(2) WORKERS(2)(3)
------------------------ ------------------------------------------- ---------- -------------
Morgan City, LA......... Construction of barges, lift boats and         220          300
                         drydocks; repairs, conversions
Orange, TX.............. Construction of tug boats, barges, push         73          120
                         boats; fabrication of modular components
Amelia, LA (4).......... Repairs and conversions                         10          100
                                                                        ---          ---
  Total Shipyard Workers............................................    303          520
                                                                        ===          ===

--------
(1) Includes operations currently conducted and principal products produced at the applicable facility.
(2) As of March 31, 1998.
(3) Represents management's estimate of the maximum number of persons that could be employed without significant capital expenditures on the existing buildings or equipment. See "Risk Factors--Shortage of Trained Workers."
(4) Initial operations commenced during February 1998.

  Morgan City. The Company's Morgan City, Louisiana shipyard is located on the Atchafalaya River approximately 18 miles from the Gulf of Mexico on approximately 11 acres. The shipyard has 14 buildings containing approximately 110,000 square feet of enclosed building area and nine overhead cranes. In addition, the shipyard has five drydocks, one submersible launch barge, 1,700 feet of steel bulkhead, six rolling cranes and two slips. The buildings include the Company's headquarters as well as three large fabrication warehouses specifically designed to accommodate marine vessel construction. The drydocks consist of two 120-foot by 52-foot drydocks, two 200-foot by 70-foot drydocks and one 200-foot by 95-foot drydock with lifting capacities of 900, 2,400 and 3,000 tons, respectively.

  Orange. The Company's Orange, Texas shipyard is located on the Sabine River approximately 37 miles from the Gulf of Mexico on approximately 12 acres. The shipyard has six construction bays under approximately 110,000 square feet of enclosed building area with 14 overhead cranes. The site also has 300 feet of steel bulkhead and one slip. The Company's Orange shipyard equipment includes a Wheelabrator(TM), a "gantry" type NC plasma burner with a 21-foot by 90-foot table, over 60 automatic and semi-automatic welding machines, three rolling cranes, 600, 800 and 1,600-ton transfer/load-out systems and a marine railway with side transfer system.

  Amelia. The Company's Amelia, Louisiana conversion and repair facility is located on Bayou Boeuf approximately 30 miles from the Gulf of Mexico on approximately 16 acres. This facility has six buildings containing approximately 30,000 square feet of enclosed building area. The site also has 2,100 feet of bulkhead and two slips. The Company commenced marine repair and conversion operations at this shipyard during February 1998.

PRODUCTS AND SERVICES

 Construction of Vessels

  The Company manufactures a variety of small and medium sized vessels principally for commercial and governmental customers. This activity accounted for 36.4% of pro forma revenue during 1997. The principal types of vessels manufactured by the Company are described below.

  Offshore and Inland Barges. The Company builds a variety of offshore barges, including tank, container and deck barges for commercial customers and YCs (yard carrier barges) and YONs (yard oil Navy barges) for

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

the U.S. Navy. The Company also builds a variety of inland barges, including deck and tank barges. Contract prices for barges constructed by the Company have recently ranged from $150,000 to $5 million. The Company has constructed a variety of barges used in the offshore oil and gas industry, including shale barges, pipe laying barges, oil and gas drilling barges, and oil and gas production barges. The Company's barges are also used in marine construction and are used by operators to carry liquid cargoes such as petroleum and drilling fluids, dry bulk cargoes such as aggregate, coal and wood products, deck cargoes such as machinery and equipment, and other large item cargoes such as containers and rail cars. Other barges function as cement unloaders and split-hull dump scows. The Company has built barges ranging from 50 feet to 400 feet in length, with as many cargo tanks, decks and support systems as necessary for the barges' intended functions. The Company is in a position to benefit from the continued demand for offshore and inland tank barge construction and conversion due to OPA '90 as well as the aging of the worldwide fleet of offshore tank barges, and the Company is currently bidding on a number of barge construction projects. The Company's backlog at March 31, 1998 included five barges. See "--Industry Overview" and "--Regulation--OPA '90."

  Lift Boats. Lift boats are used primarily to furnish a stable work platform for drilling rigs, to house personnel, equipment and supplies for such operations and to support construction and ongoing operation of offshore oil and gas production platforms. Lift boats are self-propelled, self-elevating and self-contained vessels that can efficiently assist offshore platform construction and well servicing tasks that traditionally have required the use of larger, more expensive mobile offshore drilling units or derrick barges. Lift boats have different water depth capacities and have legs, ranging from 65 to 200 feet, that are used to elevate the deck of the boat in order to perform required procedures on a platform at different heights above the water. For example, lift boats can dismantle offshore rigs, set production facilities and provide a work platform for operations such as diving and salvage, and have been used as an adjacent support platform for applications ranging from crew accommodations to full workovers on existing platforms. Because of worldwide overcapacity in the marine service support industry, there was no significant construction of lift boats from 1983 through 1997. The Company's backlog at March 31, 1998 included three lift boats, consisting of contracts to construct a hull for one lift boat and to construct two lift boats for which the Company will subcontract with third parties for the construction of legs and other components.

  Tug Boats. The Company builds tug boats for towing and pushing, anchor handling, mooring and positioning, dredging assistance, tanker escort, port management, shipping, piloting, fire fighting and salvage. For each offshore barge that is built in the United States pursuant to OPA '90, a tug boat is generally added to the purchaser's fleet. Tug boats are built with two or three engines, standard propellers, controllable pitch propellers, azimuthing Z-drives, cycloidal propulsion and with or without steerable or fixed nozzles. Tug boats range from 85 feet to 155 feet in length and range in price from $2 million to $12 million. The Company has constructed several tug boats for the U.S. government, and the Company believes that it has the capability to construct tug boats for commercial customers without any significant modification to its facilities.

  Other Offshore Support Vessels. In addition to lift boats and tug boats, the Company is capable of building other types of offshore support vessels that serve exploration and production facilities and support offshore construction and maintenance activities. These offshore support vessels include supply vessels, utility vessels and anchor handling vessels. Supply vessels are generally 150 feet to 250 feet in length and are differentiated from other vessel types by cargo flexibility and capacity. In addition to transporting deck cargo, such as drill pipe and heavy equipment, supply boats transport liquid mud, potable and drilling water, diesel fuel, dry bulk cement and dry bulk mud. These vessels range in price from $7 to $10 million. Utility vessels (also called standby vessels) are smaller than supply vessels, usually 85 feet to 140 feet, and are utilized primarily to transport light cargo including food and supplies and to standby as a rescue vessel at production platforms, rigs and other offshore installations. These vessels range in price from $2 to $4 million. Anchor handling vessels, which include anchor handling tug/supply vessels are more powerful than supply vessels and are capable of towing and positioning drilling rigs, production facilities, and construction barges. Some are specially equipped to assist tankers while they are loading from single-point buoy mooring systems. These vessels range in price from $10 to $25 million.

  The Company believes that there will be increased demand for new offshore support vessels in the next several years due to the need for larger vessels to service deep water oil and gas exploration and production activities and the aging of the remaining fleet. See "--Industry Overview." Although the Company has not previously constructed offshore supply or anchor handling vessels and has not constructed any utility vessels since 1980, the Company believes that its extensive experience in manufacturing vessels and its ability to expand its production at its shipyards without significant modifications to its existing facilities makes it well positioned to take advantage of the demand for new construction of these offshore support vessels. Other than lift boats, the Company's backlog at March 31, 1998 did not include any offshore support vessels, and the Company has not entered into any contracts to construct offshore support vessels since that date.

  Push Boats/Tow Boats. Push boats, also known as tow boats, are used by inland waterway operators to push barges. These vessels range in size from 55 feet to 200 feet in length and range in price from $750,000 to over $5 million depending on horsepower and service. The Company has built 18 push boats ranging in size from 55 feet to 85 feet for commercial and government customers and expects to continue to build this type of vessel in the future.

  Drydocks. Drydocks are used to lift marine vessels from the water in order to facilitate the inspection and/or repair of the vessels' underwater areas. A drydock is composed of a floodable pontoon with wing walls and its designated capacity identifies the number of tons it is capable of safely lifting from the water. The drydock is submerged by opening valves to flood compartments, the vessel is placed over the submerged deck of the drydock, and the vessel is lifted from the water by closing the valves and pumping the water out of the flooded compartments.

  The Company has built 16 drydocks which, after construction, were towed to various permanent locations around the world for use in conversion and repair activities. Although the Company has not built a drydock in the last few years, it estimates that a new drydock would range in price from $1 to $4 million.

 Fabrication of Modular Components

  The Company has been involved in the fabrication of modular components for offshore drilling rigs and FPSOs for the offshore oil and gas industry since 1996. This activity accounted for approximately 31.8% of the Company's pro forma revenue during 1997. The Company's Orange shipyard has performed this fabrication work as a subcontractor for other marine construction companies that specialize in these types of rigs and vessels. These fabrication projects include sponsons, stability columns, blisters, pencil columns, a 350-ton flare buoy and a 66-man quarters house. The Company's transfer system, consisting of dollies, turntables and roll-on, roll-off equipment, allows the movement of modules of up to 1,600 tons without the need for large capacity cranes. Modules move from the covered fabrication bays on track systems to turntables and finally onto dockside barges. The Company believes that this system allows it to move large modular components efficiently and safely.

 Conversion and Repair Services

  Since 1952, the Company's Morgan City facility has been involved in the repair of vessels and barges. The Company has completed over 21,000 repair and conversion jobs since that time. Conversion and repair services accounted for approximately 31.8% of the Company's pro forma revenue during 1997. The Company has five drydocks and dockside space capable of accommodating vessels and barges up to 300 feet long. The Company's marine repair activities include shotblasting, painting, electrical system and piping repairs, propeller and shaft reconditioning and ABS certified welding. The Company's conversion projects primarily consist of lengthening the midbodies of vessels, modifying vessels to permit their use for a different type of activity and other modifications to increase the capacity or functionality of a vessel.

  All U.S. Coast Guard inspected vessels and ABS classed vessels are required to undergo periodic inspections and surveys which require drydock examination at least twice during any five year period. Non-U.S. flag vessels are subject to similar regulations. The inspection of vessels generally results in repair work being required in order to pass inspection. In addition, vessel owners often elect to make other repairs or modifications to vessels while in drydock undergoing required repairs. While the Company is not aware of any proposals to reduce the frequency or scope of such inspections, any such reduction could adversely affect the Company's results of operations.

  Demand for vessel repair and conversion services has increased in recent years as vessel owners have attempted to extend the useful lives of barges and support vessels, a significant portion of which are approaching the end of their useful lives. Management believes that the Company is well positioned to benefit from these trends and expects these trends to continue for the next several years.

CUSTOMERS

  The Company services a wide variety of customers domestically and internationally. Customers include marine service companies, offshore support companies, rig fabricators, offshore and inland barge and support vessel operators, offshore construction and drilling contractors, diving companies, energy companies, the U.S. Army, U.S. Navy, U.S. Coast Guard and Corps of Engineers, many of whom have been customers of the Company on a recurring and long-term basis. The Company has also provided and continues to provide repair and conversion services to many of the major offshore support vessel companies and barge operators. The Company's principal customers may differ substantially on a year-to-year basis due to the size and limited number of new construction projects performed each year.

  During fiscal 1997 on a pro forma basis (utilizing Orange Shipbuilding's fiscal year ended September 30, 1997), the Company derived 18.7% of its revenues from AMFELS, Inc. for the construction of sponsons, blisters and columns which are used as components of offshore drilling rigs and FPSOs, 12.2% from Tidewater Inc. for repair and conversion services and 10.7% from Oceaneering Production Systems for construction of a flare buoy and a deckhouse. Another 54.1% of revenues was attributable to 20 other customers.

  During fiscal 1996 on a pro forma basis (utilizing Orange Shipbuilding's fiscal year ended September 30, 1996), the Company derived 12.3% of its revenues from British Petroleum Venezuela for the construction of a 400 foot barge and 11.2% from Fletcher General Incorporated for a 300-foot deck barge. Another 70.2% of revenues was attributable to 24 other customers.

CONTRACT PROCEDURE, STRUCTURE AND PRICING

  The Company's contracts for new construction projects generally are obtained through a competitive bidding process. A potential buyer ordinarily provides specifications and performance criteria for a proposed project and invites numerous shipyards to submit bids for the construction of the projects. After being invited to place a bid, the Company generally assigns members of its estimating and engineering departments to project the costs of and schedule for completion. Management then determines the applicable profit margin and finalizes the bid. Contracts for the construction and conversion of vessels for the U.S. government are generally subject to competitive bidding. As a safeguard to anti-competitive bidding practices, the U.S. Army, the U.S. Navy, the U.S. Coast Guard and the Corps of Engineers have recently employed the concept of "cost realism," which requires that each bidder submit information on pricing, estimated costs of completion and anticipated profit margins. The government agencies use this and other data to determine an estimated cost for each bidder. They then conduct a cost comparison of the bidders' estimates against an independent estimate to arrive at a close approximation of the real cost. The award is then made on the basis of the expected cost to build, which often results in an award to a higher bid.

  The Company submits a large number of bids to commercial customers. However, in the case of U.S. government contracts for which the bidding process is significantly more detailed and costly, the Company tends to be more selective regarding the projects on which it bids.

  Most of the contracts entered into by the Company, whether commercial or governmental, are fixed-price contracts under which the Company retains all cost savings on completed contracts but is liable for all cost overruns. The Company's contracts for marine vessel construction may require the Company to pay liquidated damages if the Company fails to meet specified performance deadlines. Provisions for liquidated damages under these contracts are generally capped at a maximum amount.

  Contracts with the U.S. government are subject to termination by the government either for its convenience or upon default by the Company. If the termination is for the government's convenience, the contracts provide for payment upon termination for items delivered to and accepted by the government, payment of the Company's costs incurred through the termination date, and the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit. Under the Truth in Negotiations Act, the U.S. government has a right for three years after final payment on substantially all negotiated U.S. government contracts to examine all of the Company's cost records with respect to such contracts to determine whether the Company used and made available to the U.S. government, or to the prime contractor in the case of a subcontract, accurate, complete and current cost or pricing information in preparing bids and conducting negotiations on the contracts or any amendments thereto.

  Although varying contract terms may be negotiated on a case-by-case basis, the Company's commercial and government contracts ordinarily provide for a downpayment, with progress payments at specified stages of construction and a final payment upon delivery. Final payment under U.S. government contracts may be subject to deductions if the vessel fails to meet certain performance specifications based on tests conducted by the Company prior to delivery.

  Under commercial contracts, the Company generally provides a six-month warranty with respect to workmanship. In the majority of commercial contracts, the Company passes through the suppliers' warranties to the customer and does not warrant materials acquired from its suppliers. The Company's government contracts typically contain one-year warranties covering both materials and workmanship. Expenses of the Company to fulfill warranty obligations have not been material in the aggregate.

BONDING AND GUARANTEE REQUIREMENTS

  Although the Company generally meets financial criteria that exempt it from bonding and guarantee requirements for most contracts, certain contracts with federal, state or local governments require contract performance bonds, and foreign governmental contracts generally require bank letters of credit or similar obligations. Commercial contracts also may require contract bid and performance bonds if requested by the customer. As of March 31, 1998, the Company had outstanding one government contract performance bond issued by a third party with an aggregate face amount of approximately $3.7 million. Although the Company believes that it will be able to obtain contract bid and performance bonds, letters of credit and similar obligations on terms it regards as acceptable, there can be no assurance it will be successful in doing so. In addition, the cost of obtaining such bonds, letters of credit and similar obligations may increase.

ENGINEERING

  The Company generally builds vessels or fabricates modular components based on its customers' drawings and specifications. The Company also develops in-house custom designs for customers' special requirements using its computer aided design (CAD) capabilities and has designed and built numerous barges, pusher tugs and other vessels. The process of computer drafting, preparation of construction drawings and development of cut tapes for numerically controlled plasma cutting of steel with the latest 3-D software programs allows the Company to prevent engineering mistakes and costly rework, thereby ensuring the vessel's intended function while meeting budget estimates.

MATERIALS AND SUPPLIES

  The principal materials used by the Company in its marine vessel construction, conversion and repair and modular component fabrication businesses are standard steel shapes, steel plate and paint. Other materials used in large quantities include aluminum, steel pipe, electrical cable and fittings. The Company also purchases component parts such as propulsion systems, hydraulic systems, generators, auxiliary machinery and electronic equipment. All these materials and parts are currently available in adequate supply from domestic and foreign sources. All of the Company's shipyards obtain materials and supplies by truck or barge, and the Company's Orange shipyard is located on a railroad service line and receives much of its steel by rail. The Company has not engaged, and currently does not intend to engage, in hedging transactions with respect to its purchase requirements for materials.

VESSEL CONSTRUCTION PROCESS

  Once a contract has been awarded to the Company, a project manager is assigned to supervise all aspects of the project from the date the contract is signed through delivery of the vessel. The project manager oversees the engineering department's completion of the vessel's drawings and supervises the planning of the vessel's construction. The project manager also oversees the purchasing of all supplies and equipment needed to construct the vessel, as well as the actual construction of the vessel.

  The Company constructs each vessel from raw materials, which are fabricated by shipyard workers into the necessary shapes to construct the hull and vessel superstructure. Component parts, such as propulsion systems, hydraulic systems and generators, auxiliary machinery and electronic equipment, are purchased separately by the Company and installed in the vessel. The Company uses job scheduling and costing systems to track progress of the construction of the vessel, allowing the customer and the Company to remain apprised of the status of the vessel's construction.

  With the assistance of computers, construction drawings and bills of materials are prepared for each module to be fabricated. Modules are built separately, and penetrations for piping, electrical and ventilation systems for each module are positioned and cut during the plasma cutting operation. Piping, raceways and ducting are also installed prior to the final assembly of modules. After the modules are assembled to form the vessel, piping, electrical, ventilation and other systems, as well as machinery, are installed prior to launching, testing and final outfitting and delivery of the vessel.

SALES AND MARKETING

  The Company believes that its reputation and experience facilitate the Company's marketing efforts. The Company believes that its customer-driven philosophy of quality, service and integrity leads to close customer relationships that provide the Company with on-going opportunities to be invited to bid for customer projects.

  The Company's marketing and sales strategy includes utilizing key employees, including its President and its project managers, as salespersons to target relationships previously established and develop new relationships with customers in the targeted markets. The Company also employs one full-time salesperson. The Company's personnel identify future projects by contacting customers and potential customers on a regular basis in order to anticipate projects that will be competitively bid or negotiated exclusively with the Company. The Company's personnel also keep its customers advised of available capacity for drydocking, conversion and repair activity. The Company does not have a standard distribution process because the Company generally negotiates the terms of a project order prior to commencement of such project. Accordingly, the Company does not maintain an inventory of products for distribution.

  Marketing efforts are currently focused in four areas: (i) new construction of all types of barges, drydocks, lift boats, push boats, tug boats and offshore support vessels; (ii) conversion and repair of barges and offshore support vessels; (iii) fabrication of modular components of offshore drilling rigs and FPSOs; and (iv) construction of vessels and barges for the U.S. Army, U.S. Navy, U.S. Coast Guard and Corps of Engineers.

  The Company is actively involved in strengthening its relationships with customers through continuous interaction between the Company's key personnel, project managers and the customers' project supervisors with respect to ongoing projects. To accommodate the needs of the customers' project supervisors, the Company has established on-site office facilities that such project supervisors may use during the construction, repair or conversion project. The Company also seeks to anticipate the current and future needs of its customers as well as broader industry trends through these relationships.

COMPETITION

  U.S. shipbuilders are generally classified in two categories: (i) the six largest shipbuilders, which are capable of building large scale vessels for the U.S. Navy and commercial customers; and (ii) other shipyards that build small to medium sized vessels for governmental and commercial markets. The Company does not compete for large vessel construction projects. The Company competes for U.S. government contracts to build small to medium sized vessels principally with 10 to 15 U.S. shipbuilders, which may include one or more of the six largest shipbuilders. The Company competes for domestic commercial shipbuilding contracts principally with approximately 15 U.S. shipbuilders. The number and identity of competitors on particular projects vary greatly depending on the type of vessel and size of the project, but the Company generally competes with only three or four companies with respect to a particular project. The Company competes with over 70 shipyards for its conversion and repair business.

  Competition is based primarily on price, available capacity, service, quality, and geographic proximity. The Company competes with a large number of shipbuilders on a national, regional and local basis, some of which have substantially greater financial resources than the Company and some of which are public companies or divisions of public companies. The Company may also face competition for acquisition candidates from these companies, some of which have acquired shipbuilding and ship repair businesses during the past decade. Other smaller shipbuilding and ship repair businesses may also seek acquisitions from time to time.

  The Company believes that it competes effectively because of its hands-on, team management approach to design, project management and construction, its indoor vessel construction capabilities, its specialized equipment, its advanced construction techniques and its skilled work force. The Company seeks to differentiate itself from its competition in terms of service and quality
(i) by investing in enclosed work spaces, modern systems and equipment, (ii) by offering a broad range of products and services, including modular component fabrication, (iii) through its hands-on team management, (iv) by targeting of profitable niche products and (v) by maintaining close customer relationships.

  The shipbuilding industry is highly competitive, and competition by U.S. shipbuilders for domestic commercial projects increased significantly during the 1990s due to a number of factors, including (i) substantial excess capacity because of the significant decline in spending by the U.S. Navy for the construction of new vessels and (ii) difficulties experienced by U.S. shipbuilders in competing successfully for commercial projects against foreign shipyards, many of which are heavily subsidized by their governments.

EMPLOYEES

  At March 31, 1998, the Company's labor force consisted of 23 salaried employees, 258 hourly employees and 51 contract workers. The Company's shipyard labor force of 303 workers consisted of 252 of the hourly employees and all of the contract workers. The Company is not a party to any collective bargaining agreements. The Company's ability to remain productive and profitable depends substantially on its ability to attract and retain skilled construction workers (primarily welders, fitters and equipment operators). In addition, the Company's ability to expand its operations depends primarily on its ability to increase its skilled labor force. The Company, along with other Gulf Coast shipyards, has experienced shortages of skilled labor in recent years. See "Risk Factors--Shortage of Trained Workers."

  To address the shortage of skilled labor, the Company has implemented in-house training programs and participates in training programs through local vocational-technical and high schools. In December 1997, the Company received an award from the State of Louisiana Economic Development Department that will allow the Company to be reimbursed for certain costs related to the training of new and existing employees, not to exceed a specified amount. The Texas Employment Commission (TEC) supplies the Orange shipyard with applications for employment and promptly filled ten job requests in a period of one week in early 1998. The Louisiana State Department of Labor has also formed an Advisory Committee with shipyards and is helping to attract skilled labor to the Louisiana Gulf Coast and working on the availability of limited duration visas for foreign workers as a temporary method to bring more labor to the area. Additionally, the Company is working closely with several contract labor companies that have assisted the Company in attracting many skilled Native American workers to the area from the western states of the United States.

  While the Company believes that its relationship with its skilled labor force is good, a significant increase in the wages paid by competing employers or an increase in hiring activity by those employers could result in a reduction of the Company's skilled labor force, increases in the wage rate paid by the Company, or both. If either of these occurred, in the near term the profits expected by the Company from work in progress could be reduced or eliminated, and in the long term the production capacity of the Company could be diminished and the growth potential of the Company could be impaired.

INSURANCE

  The Company maintains insurance against property damage caused by fire, flood, explosion and similar catastrophic events that may result in physical damage or destruction to the Company's facilities and equipment. All policies are subject to deductibles and other coverage limitations. The Company also maintains commercial general liability insurance, including builders' risk coverage. The Company currently maintains excess and umbrella policies. Other coverages currently in place include workers compensation, water pollution, automobile and hull/P&I. The Company also maintains a type of business interruption insurance that would compensate the Company for the loss of business income and would reimburse the Company for additional expenses resulting from certain specified events such as floods, hurricanes and fire. These policies are subject to deductibles, maximum coverage amounts and various exclusions. Although the Company maintains insurance protection that it considers economically prudent, there can be no assurance that the Company will be able to maintain adequate insurance at rates which management considers commercially reasonable, nor can there be any assurance such coverage will be adequate to cover all claims that may arise.

REGULATION

 Environmental Regulation

  The Company is subject to extensive and changing federal, state and local laws (including common law) and regulations designed to protect the environment ("Environmental Laws"), including laws and regulations that relate to air and water quality, impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage and disposal, of toxic and hazardous wastes. Stringent fines and penalties may be imposed for non-compliance with these Environmental Laws. Additionally, these laws require the acquisition of permits or other governmental authorizations before undertaking certain activities, limit or prohibit other activities because of protected areas or species and impose substantial liabilities for pollution related to Company operations or properties. The cost of compliance with Environmental Laws has not had, and the Company does not believe that the cost of compliance with existing Environmental Laws will have, any material effect on the expenditures, earnings and competitive position of the Company; however the Company cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on the Company's business, financial condition or results of operations.

  The Company's operations are potentially affected by the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"). CERCLA (also known as the "Superfund" law) imposes liability (without regard to fault) on certain categories of persons for particular costs related to releases of hazardous substances at a facility into the environment and for liability for natural resource damages. Categories of responsible persons under CERCLA include certain owners and operators of industrial facilities and certain other persons who generate or transport hazardous substances. Liability under CERCLA is strict and generally is joint and several. Persons potentially liable under CERCLA may also bring a cause of action against certain other parties for contribution. In addition to CERCLA, similar state or other Environmental Laws may impose the same or even broader liability for the discharge, release or the mere presence of certain substances into and in the environment.

  Because industrial operations have been conducted at some of the Company's properties by the Company and previous owners and operators for many years, various materials from these operations might have been disposed of at such properties. This could result in obligations under Environmental Laws, such as requirements to remediate environmental impacts. There could be additional environmental impact from historical operations at the Company's properties that require remediation under Environmental Laws in the future. However, the Company currently is not aware of any such circumstances that are likely to result in any such impact under Environmental Laws.

  In order to comply with a relatively recent requirement of the Environmental Protection Agency, the Company has recently applied to the Louisiana Department of Environmental Quality ("DEQ") for an air quality permit for its Morgan City shipyard and is in the process of applying for an air quality permit for its Amelia facility. The Company is also in the process of applying to the DEQ for a storm water permit at its Morgan City shipyard. The Company believes that it will obtain these permits in the ordinary course without any significant adverse effect on its operations and without the need for any significant capital expenditures.

  Although no assurances can be given, management believes that the Company and its operations are in compliance in all material respects with all Environmental Laws. However, stricter interpretation and enforcement of Environmental Laws and compliance with potentially more stringent future Environmental Laws could materially and adversely affect the Company's operations.

 Health and Safety Matters

  The Company's facilities and operations are governed by laws and regulations, including the federal Occupational Safety and Health Act, relating to worker health and workplace safety. The Company believes that appropriate precautions are taken to protect employees and others from workplace injuries and harmful exposure to materials handled and managed at its facilities. While it is not anticipated that the Company will be required in the near future to expend material amounts by reason of such health and safety laws and regulations, the Company is unable to predict the ultimate cost of compliance with these changing regulations.

 Jones Act

  The Jones Act requires that all vessels transporting products between U.S. ports must be constructed in U.S. shipyards, owned and crewed by U.S. citizens and registered under U.S. law, thereby eliminating competition from foreign shipbuilders with respect to vessels to be constructed for the U.S. coastwise trade. Many customers elect to have vessels constructed at U.S. shipyards, even if such vessels are intended for international use, in order to maintain flexibility to use such vessel in the U.S. coastwise trade in the future. Bills seeking to substantially modify the provisions of the Jones Act mandating the use of ships constructed in the United States for U.S. coastwise trade have been introduced in Congress. Similar bills seeking to rescind or substantially modify the Jones Act and eliminate or adversely affect the competitive advantages it affords to U.S. shipbuilders have been introduced in Congress from time to time and are expected to be introduced in the future. Although management believes it is unlikely that the Jones Act requirements will be rescinded or materially modified in the foreseeable future, there can be no assurance that such rescission or modification will not occur. Many foreign shipyards are heavily subsidized by their governments and, as a result, there can be no assurance that Company would be able to effectively compete with such shipyards if they were permitted to construct vessels for use in the U.S. coastwise trade.

 OPA '90

  Demand for double hull carriers has been created by OPA '90, which generally requires U.S. and foreign vessels carrying fuel and certain other hazardous cargos and entering U.S. ports to have double hulls by 2015. OPA '90 establishes a phase-out schedule that began January 1, 1995 for all existing single hull vessels based on the vessel's age and gross tonnage. OPA '90's single hull phase-out requirements do not apply to offshore supply vessels less than 6,000 gross tons.

 Title XI Amendments and the OECD Accord

  In late 1993, Congress amended Title XI of the Merchant Marine Act of 1936 to permit the Secretary of Transportation to provide a U.S. government guarantee for certain types of financing for the construction, reconstruction, or reconditioning of U.S.-built vessels. As a result of these amendments, the Secretary of Transportation was authorized to guarantee loan obligations of foreign owners for foreign-flagged vessels that are built in U.S. shipyards on terms generally more advantageous than available under guarantee or subsidy programs of foreign countries. Additionally, Title XI includes tax and subsidy programs that provide benefits limited to vessels constructed in the United States. If the U.S. Congress adopts the Agreement Respecting Normal Competitive Conditions in the Commercial Shipbuilding and Repair Industry (the "OECD Accord"), which was signed in December 1994, among the United States, the European Union (on behalf of the twelve European member countries), Japan, Korea and Norway (which collectively control over a significant portion of the market for worldwide vessel construction), the Title XI guarantee program will be required to be amended to eliminate the competitive advantages provided by the 1993 amendments to Title XI. During the 104th Congress, legislation providing for the implementation of the OECD Accord and the elimination of competitive advantages provided by the 1993 amendments to Title XI passed the U.S. House of Representatives but was not acted upon by the U.S. Senate. In the 105th Congress, the legislation has been introduced and is now pending.

  The OECD Accord, when implemented, would provide the same treatment to signatory countries under the tax and subsidy programs as is currently accorded to U.S.-built vessels. Despite the fact that the OECD Accord will require the elimination of certain competitive advantages provided to U.S. shipbuilders by the 1993 amendments to Title XI, management believes that the OECD Accord should significantly improve the ability of U.S. shipbuilders to compete successfully for international commercial contracts with foreign shipbuilders, many of which currently are heavily subsidized by their governments.

LEGAL PROCEEDINGS

  The Company is a party to various routine legal proceedings primarily involving commercial claims and workers' compensation claims. While the outcome of these claims and legal proceedings cannot be predicted with certainty, management believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on the Company's business or financial condition.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The Company's Board of Directors currently has four directors. Three independent directors will be elected to the Board of Directors effective upon the consummation of the Offering. In accordance with the Charter, the members of the Board of Directors are divided into three classes and are elected for a three-year term of office or until a successor is duly elected and qualified, except that the initial terms of office of the Class I, Class I and Class III directors expire at the annual meetings of stockholders to be held in 1999, 2000 and 2001, respectively. The Charter also provides that such classes shall be as nearly equal in number as possible.

  The following table sets forth certain information regarding each of the executive officers, key employees, directors and nominees for director of the Company.

                                                                          DIRECTOR'S
          NAME           AGE          POSITION WITH THE COMPANY          TERM EXPIRING
          ----           ---          -------------------------          -------------
J. Parker Conrad........  82 Co-Chairman of the Board                        2001
John P. Conrad, Jr......  55 Co-Chairman of the Board                        2001
William H. Hidalgo......  58 President, Chief Executive Officer and          2000
                              Director
Cecil A. Hernandez......  41 Vice President--Finance and Administration,     1999
                              Chief Financial Officer and Director
Ralph C. Thon...........  55 General Manager--Orange Shipbuilding
Michael J. Harris.......  49 Nominee for Director(1)                         2000
Louis J. Michot, Jr.....  75 Nominee for Director(1)                         1999
Richard E. Roberson,      60 Nominee for Director(1)                         2001
 Jr.....................

--------
(1)To be named as director upon completion of the Offering.

  Set forth below are descriptions of the backgrounds of the executive officers, key employees and directors of the Company and their principal occupations for the past five years.

  J. Parker Conrad founded Conrad and has served as Chairman of the Board of Conrad from its inception in 1948 and as President of Conrad from 1948 until 1994. Mr. Conrad has served as Co-Chairman of the Board of the Company since March 1998. Mr. Conrad is the father of John P. Conrad, Jr.

  John P. Conrad, Jr. has been with Conrad since 1962, serving as Vice President of Conrad since 1982. Mr. Conrad has served as Co-Chairman of the Board of the Company since March 1998. Mr. Conrad founded Johnny's Propeller Shop in 1963, a marine-related service company, and has been Chairman of the Board of this company since its inception. Mr. Conrad is also the Chairman and President of Bay Star, a Houston-based paging company which Mr. Conrad founded in 1986. Additionally, Mr. Conrad is a founder of Venture Transport, Inc., a specialized carrier in oilfield and energy equipment, and has served on its Board of Directors since its inception in 1987.

  William H. Hidalgo has served as President and Chief Executive Officer of Conrad since May 1994. Mr. Hidalgo has served as President, Chief Executive Officer and Director of the Company since March 1998. Prior to joining Conrad, Mr. Hidalgo was employed by Oil & Gas Marine Service, Inc., a marine-related service company, from 1977 to 1994, and from 1988 to 1994 was responsible for all marine operations as Vice President and General Manager. Mr. Hidalgo has 35 years experience in the marine business and has been actively involved in the design, construction, repair, conversion, modification, and operation of marine vessels throughout his career. Mr. Hidalgo is a licensed professional Civil Engineer with extensive experience in the design and construction of energy related marine structures.

  Cecil A. Hernandez joined Conrad in January 1998 as Vice President--Finance and Administration and Chief Financial Officer. Mr. Hernandez has served as Vice President--Finance and Administration, Chief

Financial Officer and Director of the Company since March 1998. Mr. Hernandez founded Hernandez & Blackwell CPAs in 1983 and served as its Managing Partner until December 1997. Hernandez & Blackwell CPAs merged with Darnall, Sikes & Frederick CPAs in 1996. Additionally, Mr. Hernandez provided accounting and consulting services for Conrad as the outside Certified Public Accountant from 1993 until 1997. From 1982 to 1983, Mr. Hernandez served as Assistant Controller for Oceaneering International, a publicly traded diving company. Mr. Hernandez was employed at Deloitte Haskins & Sells, an international accounting firm, from 1979 to 1982.

  Ralph C. Thon has been employed by Orange Shipbuilding as Chief Engineer from 1980 until 1997 and as General Manager since 1997. Mr. Thon has 36 years of experience in shipbuilding management.

  Michael J. Harris has been nominated as a Director of the Company effective as of the consummation of the Offering. Mr. Harris is a Managing Director of Morgan Keegan & Company, Inc., where he has been employed since 1986. Morgan Keegan & Company, Inc. is a subsidiary of Morgan Keegan, Inc., a publicly traded firm providing securities brokerage, investment banking and other financial services. Mr. Harris has headed the Energy Investment Banking Group of Morgan Keegan since 1994 and prior to 1994 was the senior energy securities analyst.

  Louis J. Michot, Jr. has been nominated as a Director of the Company effective as of the consummation of the Offering. Since 1991, Mr. Michot has been Chairman of the Board of Louis J. Michot & Associates, Inc., a family-owned holding company which at present deals principally in real estate sales, development and rentals. From 1952 to 1991, Mr. Michot served as its President and CEO, during which time he developed a chain of 45 fast food restaurants in Louisiana, Mississippi and Texas and became actively engaged in other business ventures. Mr. Michot was one of the organizers of the Bank of Lafayette and served on its Board of Directors from 1975 to 1980. He served in the Louisiana Legislature from 1960 to 1964, on the State Board of Education from 1968 to 1972 and as the State Superintendent of Education from 1972 to 1976. Mr. Michot's wife is a first cousin of J. Parker Conrad.

  Richard E. Roberson, Jr. has been nominated as a Director of the Company effective as of the consummation of the Offering. Mr. Roberson served as Vice President, Chief Financial Officer, Treasurer and a director of Global Industries, Ltd. from December 1992 to May 1996, when he retired. From March 1986 until September 1991, Mr. Roberson served as Vice President--Finance for Ocean Drilling & Exploration Company. Mr. Roberson has over 30 years of experience in the oil and gas and oil service industry, including over 20 years as an accounting and financial officer. Mr. Roberson also currently serves as a director of UNIFAB International, Inc.

  The Charter provides that the number of directors constituting the Company's Board of Directors shall be fixed by the Board of Directors, but shall not be less than three nor more than 15. Vacancies in unexpired terms and any additional positions created are filled by the Board of Directors. See "Description of Capital Stock --Certain Provisions of the Company's Charter and Bylaws and Delaware Law." All officers serve at the discretion of the Board of Directors, subject to terms of their employment agreement terms. See "--Employment Agreements."

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee recommends the appointment of auditors and oversees the accounting and audit functions of the Company. The Compensation Committee determines executive officers' and key employees' salaries and bonuses and administers the Company's 1998 Stock Plan. Messrs. Harris and Roberson will serve as members of the Company's Compensation Committee and Audit Committee.

DIRECTORS' COMPENSATION

  Directors who are employees of the Company do not receive additional compensation for serving as directors. Following the completion of the Offering, each director who is not an employee of the Company will receive a fee of $12,000 annually, $1,000 for attendance at each Board of Directors meeting and $500 for each committee meeting attended (unless held on the same day as a Board of Directors meeting). Directors of the Company are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof, and for other expenses incurred in their capacity as directors of the Company. Under the Company's 1998 Stock Plan, each non-employee director will receive stock options to purchase 1,000 shares of Common Stock upon election to the Board of Directors and an annual grant of 1,000 options. See "--Stock Plan."

EXECUTIVE COMPENSATION

  The following table sets forth the compensation of the Company's Chief Executive Officer and each of the Company's most highly compensated executive officers for 1997. No other executive officer of the Company earned total annual salary and bonus in excess of $100,000 during 1997.

                          SUMMARY COMPENSATION TABLE

   NAME AND PRINCIPAL                              OTHER ANNUAL    ALL OTHER
      POSITION (1)        YEAR  SALARY   BONUS   COMPENSATION (2) COMPENSATION
   ------------------     ---- -------- -------- ---------------- ------------
J. Parker Conrad......... 1997 $210,000 $      0       $ 0           $    0
 Co-Chairman of the Board
John P. Conrad, Jr....... 1997  150,000   50,000         0                0
 Co-Chairman of the Board
William H. Hidalgo....... 1997  185,990  200,000         0            2,375(3)
 President and Chief
  Executive Officer

--------
(1) Cecil A. Hernandez was not an employee of the Company in 1997 but will have a salary in excess of $100,000 for 1998. See "--Employment Agreements."
(2) None of the executive officers has received perquisites, the value of which exceeded the lesser of $50,000 or 10% of the salary of such executive officer.
(3) Consists of payments made by the Company under the Company's 401(k) plan of $2,375 for the benefit of Mr. Hidalgo.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to April 1998, the Board of Directors had no Compensation Committee, and J. Parker Conrad, John P. Conrad, Jr., William H. Hidalgo and Cecil A. Hernandez participated in deliberations of the Company's Board of Directors concerning executive officer compensation.

EMPLOYMENT AGREEMENTS

  Conrad has entered into employment and non-competition agreements with each of J. Parker Conrad, John P. Conrad, Jr., William H. Hidalgo, and Cecil A. Hernandez. Orange Shipbuilding has entered into a similar agreement with Ralph
C. Thon. These agreements prohibit such officers from disclosing the Company's confidential information and trade secrets and generally restrict these individuals from competing with the Company for a period of two years after the termination of their employment. Each of these agreements has an initial term of three years and provides for annual extensions at the end of its initial term, subject to the parties' mutual agreement, and is terminable by the employer for "cause" upon ten day's notice and without "cause" (i) by the employee upon 30 days' written notice and (ii) by the employer upon approval by a majority of the board of directors. The employment agreements provide that the employer shall pay a base salary of $220,500 to J. Parker Conrad, $200,000 to John P. Conrad, Jr., $195,290 to William H. Hidalgo, $150,000 to Cecil A. Hernandez and $85,000 for Ralph C. Thon, which base salaries may be increased by the board of directors. Such agreements also provide that each executive officer will be reimbursed for out-of-pocket business expenses and that each executive officer shall be eligible to participate in all benefit plans and programs as are maintained from time to time by the employer. Each employment agreement provides that if the officer's employment is terminated by the employer without "cause" or is terminated by the officer for "good reason," the officer shall be entitled to receive a lump sum severance payment at the effective time of termination equal to the base salary (at the rate then in effect) for the greater of (i) the time period remaining under the term of the agreement or (ii) one year. In addition, the time period during which such officer is restricted from competing with the Company will be shortened from two years to one year.

  The employment agreements also provide that if the officer's employment is terminated within two years following a change in control by the Company other than for "cause" or by the officer for "good reason," or the officer is terminated by the Company within three months prior to the change in control at the request of the acquirer in anticipation of the change in control, (i) the officer will be entitled to receive a lump sum severance amount equal to the greater of (a) in the case of J. Parker Conrad, John P. Conrad, Jr. and William H. Hidalgo, three years' base salary and, in the case of Cecil A. Hernandez and Ralph C. Thon, two years' base salary or (b) the base salary for whatever period is then remaining on the initial term; (ii) the provisions which restrict competition with the Company shall not apply; and (iii) if any payment to the officer is subject to the 20% excise tax on excess parachute payments, the officer shall be made "whole" on a net after tax basis. A change in control is generally defined to occur upon (i) the acquisition by any person of 50% or more of the total voting power of the outstanding securities of the Company, (ii) the first purchase pursuant to a tender or exchange offer for Common Stock, (iii) the approval by the stockholders of the Company of certain mergers, sale of substantially all the assets, or dissolution of the Company or (iv) a change in a majority of the members of the Company's Board of Directors.

  In general, a "parachute payment" is any payment made by the Company in the nature of compensation that is contingent on a change in control of the Company and includes the present value of the accelerations of vesting and the payment of options and other deferred compensation amounts upon a change in control. If the aggregate present value of the parachute payments to certain individuals, including officers, equals or exceeds three times that individual's "base amount" (generally, the individual's average annual compensation from the Company for the five calendar years ending before the date of the change in control), then all parachute amounts in excess of the base amount are "excess" parachute payments. An individual will be subject to a 20% excise tax on excess parachute amounts and the Company will not be entitled to a tax deduction for such payments.

STOCK ISSUANCE TO EXECUTIVE OFFICERS

  In the first quarter of 1998, Conrad issued shares of common stock to William H. Hidalgo, President and Chief Executive Officer, and Cecil A. Hernandez, Vice President--Finance and Administration and Chief Financial Officer, in consideration of past services rendered. Fifty percent of the shares of common stock issued to each such executive are subject to forfeiture in the event of the voluntary termination of employment by such executive for other than "good reason" prior to the expiration of the initial three-year term of employment specified in the employment agreement of such executive, provided that such restriction will lapse in the event of (i) the termination by the Company of such executive's employment for reasons other than "cause" (as defined) or (ii) the death, disability or retirement (at or after the age of 65) of such executive and will also lapse with respect to 33 1/3% of such restricted shares on each of the first three anniversaries of the completion of the Offering. The shares of common stock of Conrad issued to Mr. Hidalgo and Mr. Hernandez will be exchanged, respectively, for 385,695 and 153,819 shares of Common Stock of the Company pursuant to the Reorganization. In connection with the issuance of shares of Conrad common stock, Mr. Hidalgo and Mr. Hernandez executed promissory notes in the amounts of $239,870 and $97,400, respectively, representing their tax liabilities paid by the Company. These tax notes will be repaid in full by Mr. Hidalgo and Mr. Hernandez upon the completion of this Offering.

INDEMNIFICATION AGREEMENTS

  The Company intends to enter into indemnification agreements with certain of its directors and officers pursuant to which it will indemnify such persons against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that such person, in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. Such persons will be indemnified to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware. The indemnification agreements will also provide for the advancement of certain expenses to such directors and officers in connection with any such suit or proceeding.

STOCK PLAN

  The Conrad Industries, Inc. 1998 Stock Plan (the "Stock Plan") was adopted by the Board of Directors of the Company and approved by the Company's stockholders in March 1998. The Stock Plan permits the granting of any or all of the following types of awards ("Awards"): stock appreciation rights, stock options, restricted stock, dividend equivalents, performance units, automatic director options, phantom shares, limited stock appreciation rights ("LSARs"), bonus stock and cash tax rights. All officers and employees of, and any consultants to, the Company or any affiliate of the Company will be eligible for participation in all Awards under the Stock Plan other than director options with tandem LSARs. The non-employee directors of the Company will only receive automatic grants of Director options with tandem LSARs.

  An aggregate of 700,000 shares of Common Stock have been authorized and reserved for issuance pursuant to the Stock Plan. As of the date of this Prospectus, options to purchase an aggregate of 130,000 shares of Common Stock have been granted under the Stock Plan, all of which have an exercise price equal to the initial public offering price for shares of Common Stock sold in the Offering. The Stock Plan is administered by the Compensation Committee of the Company's Board of Directors. The Compensation Committee will select the participants who will receive Awards, determine the type and terms of Awards to be granted and interpret and administer the Stock Plan. No Awards may be granted under the Stock Plan after March 31, 2008.

401(K) PLAN

  The Company maintains a 401(k) Profit Sharing Plan (the "401(k) Plan") for its employees. Under the 401(k) Plan, eligible employees are permitted to defer receipt of up to 15% of their compensation (subject to certain limitations imposed under the Internal Revenue Code). The 401(k) Plan provides that a discretionary match of employee deferrals may be made by the Company in cash. Pursuant to the 401(k) Plan, the Company currently has elected to match $.25 for each $1.00 of employee deferral, not to exceed 5% of an employee's salary, subject to certain limitations imposed by the Internal Revenue Service. The amounts held under the 401(k) Plan are invested among various investment funds maintained under the 401(k) Plan in accordance with the directions of each participant. Salary deferral contributions under the 401(k) Plan are 100% vested. Matching contributions vest over a period of four years after an employee completes two years of service with the Company. Participants or their beneficiaries are entitled to payment of vested benefits upon termination of employment.

ANNUAL INCENTIVE PLAN

  The Company has established an annual incentive plan under which key employees will be awarded cash payments based upon the achievement of certain performance goals. The aggregate amount shall not exceed five percent of the Company's EBITDA (defined as operating income before depreciation, amortization and non-cash compensation expenses related to issuance of stock and stock options to employees). The Board of Directors will determine the actual amount of the bonus pool, subject to this limitation, and the key employees who would be recipients of any such cash bonuses and the individual amount of the cash bonus for each such key employee.

                             CERTAIN TRANSACTIONS

  During 1995, 1996 and 1997, the Company purchased in its ordinary course of business certain components from Johnny's Propeller Shop, Inc., a company wholly owned by John P. Conrad, Jr., Co-Chairman of the Board of Directors, in the aggregate amount of approximately $140,000, $121,000 and $164,000. The Company believes that such transactions were made on a competitive basis at market prices.

  Prior to the Offering, the Company distributed certain non-operating assets to certain stockholders with an aggregate fair market value of approximately $406,000. These assets included certain vehicles and boats.

  In 1991, Conrad and J. Parker Conrad, Co-Chairman of the Board of Directors, entered into a Key Executive Insurance Agreement pursuant to which each year Conrad has paid $20,000 of the annual premium due under an insurance policy on Mr. Conrad's life and Conrad was the beneficiary of $650,000 of the death benefit under the policy. Conrad and Mr. Conrad have agreed to terminate this agreement, thereby allowing Mr. Conrad to select the beneficiary of the death benefit, prior to the completion of the Offering.

  J. Parker Conrad has guaranteed the indebtedness under the Term Loan up to $2 million for which he has not received any compensation. Mr. Conrad has also guaranteed indebtedness of the Company from time to time for which he has not received any compensation.

  Certain members of the immediate families of the Company's executive officers, directors and principal stockholders are employees of the Company or its subsidiaries. William A. Hidalgo, Jr., the son of William A. Hidalgo, the President and Chief Executive Officer, is an employee of Conrad and was paid aggregate compensation of $62,000 and $66,550 during 1996 and 1997, respectively. James Court, the husband of Katherine Court, is an employee of Conrad and was paid aggregate compensation of $61,200, $85,800 and $89,350 during 1995, 1996 and 1997, respectively. Katherine Court is a principal stockholder of the Company, the daughter of J. Parker Conrad and the sister of John P. Conrad, Jr. Daniel Conrad, the son of John P. Conrad, Jr., is an employee of Conrad and was paid aggregate compensation of $70,750 during 1997.

  Messrs. Hidalgo and Hernandez executed promissory notes payable to the Company bearing interest at 9.0% in the amounts of $239,870 and $97,400, respectively, representing their tax liabilities paid by the Company in connection with the issuance of shares of common stock of Conrad to them. These notes will be repaid in full by Messrs. Hidalgo and Hernandez upon the completion of the Offering.

  Michael J. Harris, a nominee for director of the Company, is a Managing Director of Morgan Keegan & Company, Inc. Morgan Keegan is the lead managing underwriter of the Offering and has provided and may in the future provide financial advisory services to the Company. See "Underwriting."

COMPANY POLICY

  Any future transactions with directors, officers, employees or affiliates of the Company are anticipated to be minimal, and must be approved in advance by a majority of disinterested members of the Board of Directors.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock before and after giving effect to the Offering, by (i) all persons known to the Company to be the beneficial owner of 5% or more thereof, (ii) each director and nominee for director, (iii) each executive officer and (iv) all executive officers and directors as a group. Unless otherwise indicated, the address of each such person is c/o Conrad, 150 Front Street, Post Office Box 790, Morgan City, Louisiana 70381. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

                                                              PERCENTAGE OWNED
                                                              -----------------
                                                               BEFORE   AFTER
                                                     SHARES   OFFERING OFFERING
                                                    --------- -------- --------
J. Parker Conrad................................... 1,166,270   22.4%    15.2%
John P. Conrad, Jr.(1)............................. 1,749,403   33.6     22.7
Katherine C. Court(2).............................. 1,744,813   33.6     22.7
William H. Hidalgo(3)..............................   385,695    7.4      5.0
Cecil A. Hernandez(3)..............................   153,819    3.0      2.0
All executive officers and directors as a group(4)
 (4 persons)....................................... 3,455,187   66.4     44.9

--------
 * Less than one percent.
(1) Includes 374,216 shares held by The John P. Conrad, Jr. Trust, 268,609 shares held by The Daniel T. Conrad Trust, 268,609 shares held by The Glenn Alan Conrad Trust and 268,609 shares held by The Kenneth C. Conrad Trust. Mr. Conrad, Jr. exercises voting and investment control over these shares as Trustee for each of these Trusts.
(2) Includes 459,161 shares held by The Katherine C. Court Trust and 275,497 shares held by The James P. Court Trust. Ms. Court exercises voting and investment control over these shares as Trustee for each of these trusts.
(3) Includes 385,695 shares of Common Stock issued to Mr. Hidalgo and 153,819 shares of Common Stock issued to Mr. Hernandez prior to the Offering. 192,847 and 76,909 shares of Common Stock owned by Messrs. Hidalgo and Hernandez, respectively, will be restricted shares subject to forfeiture by such officers under certain circumstances. See "Management--Employment Agreements."
(4) Excludes shares beneficially owned by Katherine Court, who is the daughter of J. Parker Conrad and the sister of John P. Conrad, Jr.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). After the completion of the Reorganization and prior to the completion of the Offering, there will be 5,200,000 shares of Common Stock outstanding held of record by eleven stockholders, and no shares of Preferred Stock outstanding. After the consummation of the Offering, 7,700,000 shares of Common Stock will be issued and outstanding, assuming no exercise of the Underwriters' over-allotment option, and 700,000 shares of Common Stock will be reserved for issuance pursuant to the Company's Stock Plan. The following summary of the terms and provisions of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Company's Charter and Bylaws, which have been filed as exhibits to the Company's registration statement, of which this Prospectus is a part, and applicable law.

COMMON STOCK

  Voting Rights. Each share of Common Stock entitles the holder to one vote on each matter submitted to a vote of the Company's stockholders, including the election of directors. There is no cumulative voting. After the Offering, the executive officers and directors of the Company and persons and entities affiliated with them will hold approximately 67.5% of the issued and outstanding Common Stock (64.4% if the Underwriters' over-allotment option is exercised in full) and will hold the voting power to determine the outcome of all matters upon which a majority vote of the stockholders of the Company is required for approval. The Charter prohibits the taking of any action by written stockholder consent in lieu of a meeting.

  Dividends. The holders of Common Stock are entitled to receive dividends if, as and when such dividends are declared by the Board of Directors of the Company out of assets legally available therefor after payment of dividends required to be paid on shares of Preferred Stock, if any.

  Liquidation or Dissolution. Upon liquidation or dissolution, holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of Preferred Stock, if any.

  Other Provisions. The Common Stock carries no conversion or preemptive rights. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in the Offering when issued will be, duly authorized, validly issued, fully paid and nonassessable.

  Transfer Agent and Registrar. The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

  Listing. Application has been made to list the Common Stock on the Nasdaq National Market under the trading symbol "CNRD."

PREFERRED STOCK

  Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. Subject to the provisions of the Company's Charter and certain limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares constituting any series, and to provide for the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the Preferred Stock, in each case without any further action or vote by the stockholders. The Company has no current plans to issue any shares of Preferred Stock of any series.

  One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. If, in the exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Charter grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued that would entitle holders (i) to vote separately as a class on any proposed merger or consolidation, (ii) to cast a proportionately larger vote together with the Common Stock on any such transaction or for all purposes, (iii) to elect directors having terms of office or voting rights greater than those of other directors, (iv) to convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) to demand redemption at a specified price under prescribed circumstances related to a change of control or (vi) to exercise other rights designated to impede a takeover. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock at a premium or may otherwise adversely affect the market price of the Common Stock.

CERTAIN PROVISIONS OF THE COMPANY'S CHARTER AND BYLAWS AND DELAWARE LAW

  Certain provisions of the Charter and Bylaws are intended to enhance the likelihood of continuity and stability in the Board of Directors of the Company and in its policies, but might have the effect of delaying or preventing a change in control of the Company and may make more difficult the removal of incumbent management even if such transactions could be beneficial to the interests of stockholders. Set forth below is a summary description of such provisions:

  Number of Directors; Filling Vacancies; Removal. The Charter provides that the number of directors constituting the Company's Board of Directors shall be fixed by the Board of Directors, but shall not be less than three nor more than 15. The Charter further provides that the directors shall be divided into three classes, each class serving staggered three-year terms. The Board of Directors of the Company, through a majority vote of the directors then in office, may fill any vacancy, whether arising by death, resignation or removal of a director, or through an increase in the number of directors of any class.

  Advance Notice of Intention to Nominate a Director. The Charter and Bylaws permit a stockholder to nominate a person for election as a director only if written notice of such stockholder's intent to make a nomination has been given to the Secretary of the Company not less than 60 days or more than 90 days prior to the anniversary of the annual meeting held for the immediately preceding year (subject to certain adjustments if the annual meeting date is changed by more than 30 days from the date of the prior annual meeting) or, in the case of a special meeting at which directors are to be elected, not less than 40 days notice or prior public disclosure of the date of the meeting is given, in which case notice by the stockholder must be received no later than the 10th day following the day notice of the meeting was mailed or prior public disclosure of the date of the meeting was given. This provision also requires that the stockholder's notice set forth, among other things, a description of all arrangements or understandings between the nominee and the stockholder pursuant to which the nomination is to be made or the nominee is to be elected and such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), had the nominee been nominated by the Board of Directors of the Company. Any nomination that fails to comply with these requirements may be disqualified.

  Stockholder Proposals. The Bylaws provide that only the Board of Directors may bring business before a special meeting of the Company's stockholders. The Bylaws further provide that at any annual meeting of stockholders, any business to be conducted must be brought either by the Board of Directors or by a stockholder who has complied with the procedures set forth in the Bylaws. These procedures include notice in writing to the Company not less than 60 days nor more than 90 days prior to the anniversary of the annual meeting held for the immediately preceding year.

  Stockholders' Right to Call Special Meeting. The Charter and Bylaws provide that a special stockholders' meeting may not be called by stockholders.

  Removal of Directors; Filling Vacancies on Board of Directors. The Bylaws provide that any director or the entire Board of Directors may be removed at any time for cause by a vote of the holders of not less than a majority of the shares of the Company entitled to vote in the election of directors. The Bylaws also provide that any vacancies on the Board of Directors (including any resulting from an increase in the authorized number of directors) may be filled by the affirmative vote of a majority of the remaining directors.

  Adoption and Amendment of Bylaws. The Bylaws provide that they may be amended or repealed by either a majority vote of the Board of Directors or the holders of at least 80% of the total voting power of all shares of stock of the Company entitled to vote in the election of directors voting as one class. Any provisions amended or repealed by the stockholders may be re-amended or re-adopted by the Board of Directors.

  Amendment of Certain Provisions of the Charter; Other Corporate Action. Under Delaware law, unless a corporation's certificate of incorporation specify otherwise, a corporation's certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the voting power of each class of stock entitled to vote thereon. The Charter requires the affirmative vote of not less than 80% of the total voting power of the Company to amend, alter or repeal certain provisions of the Company's Charter with respect to (i) the classification, filling of vacancies and removal of the Board of Directors, (ii) amendments to the Bylaws, (iii) limitation of liability of directors, (iv) the authority of the Board of Directors to create and issue rights entitling holders thereof to purchase shares of capital stock of the Company or other securities and (v) any amendments to the provisions relating to this requirement in the Charter.

  Anti-takeover Provisions. Delaware law permits a corporation's board of directors to adopt certain anti-takeover measures in response to proposals to acquire the corporation, its assets or its outstanding capital stock. Measures to be adopted could include a stockholder rights plan or bylaw provisions requiring supermajority stockholder approval of acquisition proposals.

  Limitation on Personal Liability of Directors. Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Charter limits the liability of directors of the Company to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

  The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders.

  Indemnification Arrangements. The Charter and Bylaws provide that, to the fullest extent permitted by the General Corporation Law of the State of Delaware, the directors and officers of the Company shall be indemnified and shall be advanced expenses in connection with actual or threatened proceedings and claims arising out of their status as such. The Company has entered into indemnification agreements with each of its directors and executive officers that provide for indemnification and expense advancement to the fullest extent permitted under the General Corporation Law of the State of Delaware.

  No Action by Written Consent. The Charter prohibits the taking of any action by written stockholder consent in lieu of a meeting. Such provisions may not be amended or repealed without the affirmative vote of the holders of at least 80% of the capital stock of the Company entitled to vote on such matters.

STATUTORY BUSINESS COMBINATION PROVISION

  The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans), or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined as any person who is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

  A corporation may, at its option, exclude itself from the coverage of
Section 203 by including in its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage. The Company has not adopted such a provision in its Charter or Bylaws.

REGISTRATION RIGHTS

  Pursuant to the terms of a Registration Rights Agreement among the Company and each of the stockholders of the Company immediately prior to the Offering (the "Registration Agreement"), the Company will provide such stockholders with certain registration rights, including a maximum of three demand registration rights that may be exercised by the stockholder group or certain members of the group and certain piggyback registration rights, with respect to Common Stock owned by such stockholders. The Company's obligation is subject to certain limitations relating to a minimum amount of Common Stock required for registration, the timing of registration and other similar matters. For example, the Company will not be obligated to register the Common Stock when, in the good faith judgment of its Board of Directors, such registration would materially adversely affect a pending or proposed public offering of the Company's securities, provided that such delay may not extend for more than 180 days. The Company will indemnify such stockholders for certain liabilities in connection with any such offering, other than liabilities resulting or arising from untrue statements or omissions made in conformity with information furnished to the Company in writing by any such stockholder. The

Company is obligated to pay all expenses incidental to any such registration, excluding underwriters' discounts and commissions and certain legal fees and expenses of such stockholders.

  Pursuant to the Warrant Agreement and related Registration Rights Agreement with Morgan Keegan & Company, Inc., the Company has also granted to Morgan Keegan & Company, Inc. one demand registration right exercisable not earlier than one year after the closing date of the Offering and certain piggyback registration rights with respect to the shares of Common Stock underlying the warrants. The obligations and limitations of the Company with respect to these registration rights are otherwise similar to those provided to the stockholders under the Registration Agreement described above.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 7,700,000 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and excluding 375,000 shares issuable upon the exercise of outstanding options). The 2,500,000 shares sold in the Offering plus any additional shares sold upon the Underwriters' exercise of their over-allotment option, except for shares acquired by affiliates of the Company, will be freely tradeable without restriction under the Securities Act by persons who are not deemed to be affiliates of the Company or acting as underwriters, as those terms are defined in the Securities Act. The remaining 5,200,000 shares of Common Stock held by existing stockholders were acquired in transactions not requiring registration under the Securities Act, and, accordingly, will be "restricted" stock within the meaning of Rule 144. Consequently, such shares may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration, including the exemption contained in Rule 144 under the Securities Act.

  In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned his or her shares for at least one year, or a person who may be deemed an "affiliate" of the Company who has beneficially owned shares for at least one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the proposed sale is sent to the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person who is not deemed to have been an affiliate of the Company at any time for 90 days preceding a sale and who has beneficially owned his shares for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or the availability of current public information about the Company.

  The Company has authorized the issuance of 700,000 shares of its Common Stock in accordance with the terms of the Stock Plan. As of the date of this Prospectus, options to purchase an aggregate of 130,000 shares of Common Stock have been granted under the Stock Plan. See "Management--Stock Plan." The Company intends to file a registration statement on Form S-8 under the Securities Act registering the issuance of shares upon exercise of options granted under the Stock Plan. As a result, such shares will be eligible for resale in the public market.

  The Company and each of its directors, executive officers and other stockholders have agreed that they will not, with certain limited exceptions, issue, offer for sale, sell, transfer, grant options to purchase or otherwise dispose of any shares of Common Stock (other than stock issued or options granted pursuant to the Company's Stock Plan) without the prior written consent of the Underwriters for a period of 180 days from the date of this Prospectus.

  Prior to this Offering, there has been no established trading market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of Common Stock in the open market may adversely effect the market price of the Common Stock offered hereby.

  All of the Company's existing stockholders, whose holdings immediately following the closing of this Offering will aggregate 5,200,000 shares of Common Stock, are entitled to certain rights with respect to the registration of their shares of Common Stock under the Securities Act. In addition, the Company has granted holders of the warrants to be issued to Morgan Keegan & Company, Inc. upon completion of the Offering and the holders of the underlying Common Stock certain registration rights with respect to the Common Stock underlying the warrants. See "Description of Capital Stock--Registration Rights."

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement among the Company and the Underwriters named below (the "Underwriting Agreement"), the Underwriters named below, who are represented by Morgan Keegan & Company, Inc. and Raymond James & Associates, Inc. (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the respective numbers of shares of Common Stock set forth opposite its name below.

                                                                     NUMBER OF
                                                                     SHARES OF
                              UNDERWRITERS                          COMMON STOCK
                              ------------                          ------------
      Morgan Keegan & Company, Inc.................................
      Raymond James & Associates, Inc..............................
                                                                     ---------
        Total......................................................  2,500,000
                                                                     =========

  The Underwriting Agreement provides that the obligation of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby is subject to certain conditions precedent and that the Underwriters will be obligated to purchase all such shares, excluding shares covered by the over-allotment option, if any are purchased. The Underwriters have informed the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The Company has been advised by the Underwriters that they propose initially to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession not
in excess of $    per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $    per share to certain brokers and
dealers. After the shares of the Common Stock are released for sale to the public, the offering price and other selling terms may be varied by the Representatives at any time without notice.

  The Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described below.

  The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Company has granted to the Underwriters an option, exercisable at any time within 30 days after the date of this Prospectus, to purchase, in whole or in part, up to an aggregate of 375,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

  Each of the Company, its executive officers and directors and the other stockholders of the Company, who beneficially own an aggregate of 5,200,000 shares of Common Stock, has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Keegan & Company, Inc. In addition, during such period the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and other stockholders of the Company has agreed, subject to certain exceptions, not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without the prior written consent of Morgan Keegan & Company, Inc.

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the shares of Common Stock offered hereby has been negotiated between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price will be the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering. There can be no assurance, however, that the prices at which the Common Stock will sell in the public market after the Offering will not be lower than the initial public offering price.

  The Company has made an application to list the Common Stock on the Nasdaq National Market under the symbol "CNRD." The Company has been advised by the Representatives that each of the Representatives presently intends to make a market in the Common Stock offered hereby; the Representatives are not obliged to do so, however, and any market making activity may be discontinued at any time. There can be no assurance that an active public market for the Common Stock will develop and continue after the Offering.

  The Company and certain of its stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  At the request of the Company, the Underwriters have reserved approximately 187,500 shares of Common Stock for sale at the initial public offering price to directors, officers, employees, business associates and related persons of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase the reserved shares. Any reserved shares which are not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

  Morgan Keegan & Company, Inc. has provided and may in the future provide financial advisory services to the Company for which its has received or expects to receive fees and reimbursement of expenses. Morgan Keegan & Company, Inc. provided financial advisory services to the Company prior to the Offering, including financial advice in connection with the Orange Acquisition, for which it has been paid fees of approximately $270,000 and will be issued, upon completion of the Offering, warrants to purchase up to 77,000 shares of Common Stock exercisable for five years at the initial public offering price per share. The warrants, or Common Stock purchased upon the exercise thereof, may not be sold, transferred, assigned, pledged or hypothecated (except by operation of law or by reason of reorganization of the Company) for one year following the effective date of the registration statement of which this Prospectus is a part, except to members of the National Association of Securities Dealers, Inc. participating in the Offering and the officers and partners thereof. The warrants contain anti-dilution provisions providing for the adjustment of the number of shares of Common Stock and exercise price under certain circumstances. The warrants also grant to the holders thereof and the holders of the underlying Common Stock certain registration rights with respect to the Common Stock underlying the warrants. See "Description of Capital Stock--Registration Rights."

  Michael J. Harris, a nominee for director of the Company, is a Managing Director of Morgan Keegan & Company, Inc.

                                 LEGAL MATTERS

  Certain legal matters in connection with the shares of Common Stock being offered hereby will be passed upon for the Company by Andrews & Kurth L.L.P., and for the Underwriters by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.

                                    EXPERTS

  The balance sheet of the Company as of March 31, 1998, the financial statements of Conrad as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, and the financial statements of Orange Shipbuilding as of September 30, 1996 and 1997 and for each of the two years in the period ended September 30, 1997 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  In November 1997, Conrad's Board of Directors replaced Darnall, Sikes & Frederick CPAs with Deloitte & Touche LLP, independent public accountants. The report of Darnall, Sikes & Frederick CPAs on Conrad's financial statements as of and for the year ended December 31, 1996 did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles. There were no disagreements or reportable events with Darnall, Sikes & Frederick CPAs on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure during the year ended December 31, 1996 or during the subsequent interim period through the date of dismissal with respect to Conrad's financial statements as of and for the year ended December 31, 1996. Prior to retaining Deloitte & Touche LLP, neither the Company nor Conrad had consulted with Deloitte & Touche LLP regarding accounting principles.

                             AVAILABLE INFORMATION

  The Company has not previously been subject to the reporting requirements of the Exchange Act. The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is included as part of the Registration Statement, does not contain all the information contained in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements made in the Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected, without charge, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, IL 60661, and 7 World Trade Center, Suite 1300, New York, NY 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. The Company has made an application to list the Common Stock for quotation on the Nasdaq National Market and, if approved for listing, the Company will be required to file with The Nasdaq Stock Market copies of certain documents and information filed with the Commission if such documents are not filed electronically with the Commission, and any such documents and information may be inspected at the offices of The Nasdaq Stock Market at 1735 K Street, Washington, D.C. 20006.

  Upon completion of this Offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by independent public accountants.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
FINANCIAL STATEMENTS OF CONRAD SHIPYARD, INC.
  Independent Auditors' Report............................................  F-2
  Balance Sheets as of December 31, 1996 and 1997 and March 31, 1998
   (unaudited)............................................................  F-3
  Statements of Operations for the Years Ended December 31, 1995, 1996 and
   1997 and the Three Months Ended March 31, 1997 and 1998 (unaudited)....  F-4
  Statements of Stockholders' Equity for the Years Ended December 31,
   1995, 1996 and 1997 and the Three Months Ended March 31, 1998
   (unaudited)............................................................  F-5
  Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and
   1997 and the Three Months Ended March 31, 1997 and 1998 (unaudited)....  F-6
  Notes to Financial Statements...........................................  F-7
FINANCIAL STATEMENTS OF ORANGE SHIPBUILDING COMPANY, INC.
  Independent Auditors' Report............................................ F-15
  Balance Sheets as of September 30, 1996 and 1997........................ F-16
  Statements of Operations for the Years Ended September 30, 1996 and 1997
   and the Three Months Ended December 31, 1997 (unaudited)............... F-17
  Statements of Stockholders' Equity for the Years Ended September 30,
   1996 and 1997.......................................................... F-18
  Statements of Cash Flows for the Years Ended September 30, 1996 and 1997
   and the Three Months Ended December 31, 1997 (unaudited)............... F-19
  Notes to Financial Statements........................................... F-20
FINANCIAL STATEMENT OF CONRAD INDUSTRIES, INC.
  Independent Auditors' Report............................................ F-24
  Balance Sheet as of March 31, 1998...................................... F-25
  Notes to Balance Sheet.................................................. F-26
PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)
  Pro Forma Consolidated Balance Sheet as of March 31, 1998............... F-29
  Pro Forma Combined Statement of Operations for the Year Ended December
   31, 1997............................................................... F-30
  Notes to Pro Forma Financial Statements................................. F-31

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Conrad Shipyard, Inc.

  We have audited the accompanying balance sheets of Conrad Shipyard, Inc. as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Conrad's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Conrad Shipyard, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
March 31, 1998

New Orleans, Louisiana

                             CONRAD SHIPYARD, INC.

                                 BALANCE SHEETS

                                    DECEMBER 31,
                               -----------------------
                                                                     PRO FORMA
                                                                     MARCH 31,
                                                        MARCH 31,   1998 (NOTE
                                  1996        1997        1998          2)
                               ----------- ----------- -----------  -----------
           ASSETS                                      (UNAUDITED)  (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents..  $ 3,209,000 $ 7,551,000 $ 5,792,000  $ 4,192,000
  Accounts receivable, net...    2,496,000   4,467,000   5,407,000    5,407,000
  Costs and estimated
   earnings in excess of
   billings on uncompleted
   contracts.................      604,000   2,499,000   2,511,000    2,511,000
  Inventories................      137,000     139,000     178,000      178,000
  Other current assets.......      241,000     638,000   1,078,000    1,078,000
                               ----------- ----------- -----------  -----------
    Total current assets.....    6,687,000  15,294,000  14,966,000   13,366,000
PROPERTY, PLANT AND
 EQUIPMENT, net..............    8,514,000  18,304,000  19,025,000   18,619,000
COST IN EXCESS OF NET ASSETS
 ACQUIRED....................           --  15,294,000  15,099,000   15,099,000
OTHER ASSETS.................       35,000      53,000     310,000      310,000
                               ----------- ----------- -----------  -----------
TOTAL ASSETS.................  $15,236,000 $48,945,000 $49,400,000  $47,394,000
                               =========== =========== ===========  ===========
  LIABILITIES AND STOCKHOLDERS' EQUITY
  ------------------------------------
CURRENT LIABILITIES:
  Accounts payable...........  $   641,000 $ 1,997,000 $ 1,633,000  $ 1,633,000
  Accrued employee costs.....      292,000     448,000     744,000      744,000
  Accrued expenses...........      226,000     725,000     681,000      681,000
  Current maturities of long-
   term debt.................      661,000   1,801,000   2,618,000    2,618,000
  Billings in excess of costs
   and estimated earnings on
   uncompleted contracts.....      465,000   2,563,000   1,625,000    1,625,000
  Revolving credit facility..           --          --          --   10,000,000
                               ----------- ----------- -----------  -----------
    Total current
     liabilities.............    2,285,000   7,534,000   7,301,000   17,301,000
LONG-TERM DEBT, less current
 maturities..................      572,000  23,537,000  22,916,000   22,916,000
DEFERRED INCOME TAXES........           --   2,595,000   2,572,000    3,202,000
                               ----------- ----------- -----------  -----------
    Total liabilities........    2,857,000  33,666,000  32,789,000   43,419,000
                               ----------- ----------- -----------  -----------
COMMITMENTS AND CONTINGENCIES
 (Note 10)
STOCKHOLDERS' EQUITY:
  Common stock, $0.01 par
   value, 20,000,000 shares
   authorized, 4,660,486
   shares outstanding in 1996
   and 1997 and 5,200,000
   shares outstanding in
   1998......................       47,000      47,000      52,000       52,000
  Additional paid-in capital.      156,000     156,000   8,783,000    8,239,000
  Unearned stock
   compensation..............           --          --  (4,316,000)  (4,316,000)
  Retained earnings..........   12,176,000  15,076,000  12,092,000           --
                               ----------- ----------- -----------  -----------
    Total stockholders'
     equity..................   12,379,000  15,279,000  16,611,000    3,975,000
                               ----------- ----------- -----------  -----------
TOTAL LIABILITIES AND STOCK-
 HOLDERS' EQUITY.............  $15,236,000 $48,945,000 $49,400,000  $47,394,000
                               =========== =========== ===========  ===========

                       See notes to financial statements.

                             CONRAD SHIPYARD, INC.

                            STATEMENTS OF OPERATIONS

                                                                   THREE MONTHS ENDED
                               YEARS ENDED DECEMBER 31,                MARCH 31,
                          -------------------------------------  -----------------------
                             1995         1996         1997         1997        1998
                          -----------  -----------  -----------  ----------  -----------
                                                                      (UNAUDITED)
REVENUE.................  $20,914,000  $23,174,000  $22,117,000  $5,546,000  $11,569,000
COST OF REVENUE.........   16,660,000   17,003,000   15,032,000   3,810,000    8,140,000
                          -----------  -----------  -----------  ----------  -----------
GROSS PROFIT............    4,254,000    6,171,000    7,085,000   1,736,000    3,429,000
SELLING, GENERAL AND
 ADMINISTRATIVE
 EXPENSES...............    1,497,000    1,847,000    2,242,000     493,000      888,000
EXECUTIVE COMPENSATION
 EXPENSE................           --           --           --          --    4,316,000
                          -----------  -----------  -----------  ----------  -----------
INCOME (LOSS) FROM
 OPERATIONS.............    2,757,000    4,324,000    4,843,000   1,243,000   (1,775,000)
INTEREST EXPENSE........     (152,000)     (96,000)    (126,000)    (11,000)    (503,000)
OTHER INCOME............       40,000       70,000      188,000          --       93,000
                          -----------  -----------  -----------  ----------  -----------
INCOME (LOSS) BEFORE
 INCOME TAXES...........    2,645,000    4,298,000    4,905,000   1,232,000   (2,185,000)
PROVISION FOR INCOME
 TAXES..................           --           --           --          --      293,000
                          -----------  -----------  -----------  ----------  -----------
NET INCOME (LOSS).......  $ 2,645,000  $ 4,298,000  $ 4,905,000  $1,232,000  $(2,478,000)
                          ===========  ===========  ===========  ==========  ===========
Net income (loss) per
 common share:
  Basic and diluted.....  $      0.57  $      0.92  $      1.05  $     0.26  $     (0.53)
                          ===========  ===========  ===========  ==========  ===========
Weighted average common
 shares outstanding:
  Basic and diluted.....    4,660,000    4,660,000    4,660,000   4,660,000    4,666,000
                          ===========  ===========  ===========  ==========  ===========
Unaudited pro forma data
 (Note 2):
  Net income (loss)
   reported above.......  $ 2,645,000  $ 4,298,000  $ 4,905,000  $1,232,000  $(2,478,000)
  Pro forma provision
   for income taxes
   related to operations
   as S corporation.....      979,000    1,590,000    1,815,000     456,000      125,000
                          -----------  -----------  -----------  ----------  -----------
  Pro forma net income
   (loss)...............  $ 1,666,000  $ 2,708,000  $ 3,090,000  $  776,000  $(2,603,000)
                          ===========  ===========  ===========  ==========  ===========
Unaudited pro forma per
 share data (Note 2):
  Pro forma net income
   (loss) per share
   (using 5,342,000
   shares in 1997 and
   5,348,000 shares in
   1998)................                            $      0.58              $     (0.49)
                                                    ===========              ===========


                       See notes to financial statements.

                             CONRAD SHIPYARD, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                     AND THREE MONTHS ENDED MARCH 31, 1998

                           COMMON STOCK
                          $0.01 PAR VALUE  ADDITIONAL   UNEARNED
                         -----------------  PAID-IN      STOCK       RETAINED
                          SHARES   AMOUNT   CAPITAL   COMPENSATION   EARNINGS       TOTAL
                         --------- ------- ---------- ------------  -----------  -----------
BALANCE, JANUARY 1,
 1995................... 4,660,000 $47,000 $  156,000 $        --   $ 7,745,000  $ 7,948,000
Distributions...........        --      --         --          --      (561,000)    (561,000)
Net income..............        --      --         --          --     2,645,000    2,645,000
                         --------- ------- ---------- -----------   -----------  -----------
BALANCE, DECEMBER 31,
 1995................... 4,660,000  47,000    156,000          --     9,829,000   10,032,000
Distributions...........        --      --         --          --    (1,951,000)  (1,951,000)
Net income..............        --      --         --          --     4,298,000    4,298,000
                         --------- ------- ---------- -----------   -----------  -----------
BALANCE, DECEMBER 31,
 1996................... 4,660,000  47,000    156,000          --    12,176,000   12,379,000
Distributions...........        --      --         --          --    (2,005,000)  (2,005,000)
Net income..............        --      --         --          --     4,905,000    4,905,000
                         --------- ------- ---------- -----------   -----------  -----------
BALANCE, DECEMBER 31,
 1997................... 4,660,000  47,000    156,000          --    15,076,000   15,279,000
Distributions...........        --      --         --          --      (506,000)    (506,000)
Stock issued to
 executives.............   540,000   5,000  8,627,000  (4,316,000)           --    4,316,000
Net loss................        --      --         --          --    (2,478,000)  (2,478,000)
                         --------- ------- ---------- -----------   -----------  -----------
BALANCE, MARCH 31, 1998
 (UNAUDITED)............ 5,200,000 $52,000 $8,783,000 $(4,316,000)  $12,092,000  $16,611,000
                         ========= ======= ========== ===========   ===========  ===========



                       See notes to financial statements.

                             CONRAD SHIPYARD, INC.

                            STATEMENTS OF CASH FLOWS

                                                                 THREE MONTHS ENDED
                              YEARS ENDED DECEMBER 31,               MARCH 31,
                         ------------------------------------  -----------------------
                            1995        1996         1997         1997        1998
                         ----------  ----------  ------------  ----------  -----------
                                                                    (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income (loss).....  $2,645,000  $4,298,000  $  4,905,000  $1,232,000  $(2,478,000)
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by (used in)
  operating activities:
 Depreciation and
  amortization.........     722,000     798,000       850,000     213,000      547,000
 Deferred income tax
  benefit..............          --          --            --          --      (84,000)
 Provision for bad
  debts................      12,000     510,000            --          --           --
 Executive compensation
  expense..............          --          --            --          --    4,316,000
 Other.................          --     115,000            --          --           --
 Changes in assets and
  liabilities, net of
  effect of
  acquisition:
  Accounts receivable..    (678,000)   (752,000)   (1,086,000)    723,000     (940,000)
  Net change in
   billings related to
   cost and estimated
   earnings on
   uncompleted
   contracts...........     219,000     139,000       794,000    (624,000)    (950,000)
  Inventory and other
   assets..............    (122,000)    337,000       (35,000)   (255,000)    (736,000)
  Accounts payable and
   accrued expenses....     806,000    (132,000)      686,000     142,000      (51,000)
                         ----------  ----------  ------------  ----------  -----------
   Net cash provided by
    (used in) operating
    activities.........   3,604,000   5,313,000     6,114,000   1,431,000     (376,000)
                         ----------  ----------  ------------  ----------  -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Acquisition of
  subsidiary, net of
  cash acquired........          --          --   (22,819,000)         --           --
 Capital expenditures
  for plant and
  equipment............  (1,120,000) (1,961,000)   (1,053,000)   (168,000)  (1,073,000)
                         ----------  ----------  ------------  ----------  -----------
   Net cash used in
    investing
    activities.........  (1,120,000) (1,961,000)  (23,872,000)   (168,000)  (1,073,000)
                         ----------  ----------  ------------  ----------  -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Proceeds from issuance
  of debt..............     322,000   1,229,000    25,338,000          --      524,000
 Principal repayments
  of debt..............    (384,000) (1,897,000)   (1,233,000)   (637,000)    (328,000)
 Distributions to
  stockholders.........    (561,000) (1,951,000)   (2,005,000)   (396,000)    (506,000)
                         ----------  ----------  ------------  ----------  -----------
   Net cash provided by
    (used in) financing
    activities.........    (623,000) (2,619,000)   22,100,000  (1,033,000)    (310,000)
                         ----------  ----------  ------------  ----------  -----------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS...........   1,861,000     733,000     4,342,000     230,000   (1,759,000)
CASH AND CASH
 EQUIVALENTS, BEGINNING
 OF YEAR...............     615,000   2,476,000     3,209,000   3,209,000    7,551,000
                         ----------  ----------  ------------  ----------  -----------
CASH AND CASH
 EQUIVALENTS, END OF
 YEAR..................  $2,476,000  $3,209,000  $  7,551,000  $3,439,000  $ 5,792,000
                         ==========  ==========  ============  ==========  ===========
SUPPLEMENTAL
 DISCLOSURES CASH FLOWS
 INFORMATION:
 Interest paid.........  $  156,000  $   99,000  $     20,000  $   11,000  $   608,000
                         ==========  ==========  ============  ==========  ===========
NONCASH ACTIVITIES:
 Issuance of stock to
  executives...........  $       --  $       --  $         --  $       --  $ 4,316,000
                         ==========  ==========  ============  ==========  ===========


                       See notes to financial statements.

                             CONRAD SHIPYARD, INC.

                         NOTES TO FINANCIAL STATEMENTS

  INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Basis of Presentation--Conrad Shipyard, Inc. ("Conrad"), a Louisiana corporation, is engaged in the construction, conversion and repair of a variety of marine vessels for commercial and government customers. New construction work and the majority of repair work is performed on a fixed-price basis, but Conrad also performs some repair work under cost-plus-fee agreements.

  On December 12, 1997, Conrad acquired all of the outstanding shares of Orange Shipbuilding Company, Inc. ("Orange Shipbuilding") for $25,817,000 (see
Note 3). The accompanying balance sheet of Conrad as of December 31, 1997 includes the assets acquired and liabilities assumed of Orange Shipbuilding based upon preliminary estimates of fair values. Conrad does not believe that the final purchase price allocation will differ significantly from the preliminary purchase price allocation. Due to the close proximity of the acquisition date to Conrad's fiscal year end, results of operations subsequent to the acquisition for Orange Shipbuilding are not included in Conrad's accompanying statement of operations for the year ended December 31, 1997. The results of operations of Orange Shipbuilding from the date of acquisition to the end of Conrad's 1997 fiscal year were not significant.

  In anticipation of an initial public offering of equity securities during 1998 (the "Offering"), Conrad Industries, Inc. (the "Company"), a newly formed Delaware corporation was incorporated in March 1998 to serve as the holding company for Conrad and Orange Shipbuilding. The current stockholders of Conrad have entered into an exchange agreement (the "Exchange Agreement") pursuant to which they will exchange their shares of common stock of Conrad for shares of common stock of the Company (the "Reorganization"). In accordance with the terms of the Exchange Agreement, the stockholders of Conrad will receive a number of shares of common stock of the Company in direct proportion to their relative shareholdings in Conrad. As a result of the Reorganization, the Company will be a holding company whose only assets will consist of all of the outstanding shares of capital stock of Conrad. Conrad will continue to own all of the outstanding stock of Orange Shipbuilding. Immediately after the Reorganization, the Company's authorized capital stock will consist of 5 million shares of preferred stock, $.01 par value, none of which will be issued and 20 million shares of common stock, $.01 par value, of which 4,660,486 shares will be issued and outstanding, excluding 539,514 shares issued to certain executive officers upon the exchange of shares of Conrad common stock issued to them during the first quarter of 1998. The accompanying financial statements reflect this change in capital stock that will result from the Reorganization for all periods presented.

  Prior to the Reorganization and the completion of the Offering, Conrad's current stockholders will make an election terminating Conrad's S corporation status and will become subject to federal and state tax thereafter (see Note
2).

  Unaudited Interim Financial Statements--The unaudited financial statements at March 31, 1998 and for the three months ended March 31, 1997 and 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (such adjustments consisting only of a normal recurring nature) considered necessary for a fair presentation have been included.

  The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

  At March 31, 1998, Conrad is in compliance with all covenants of the Term Loan discussed in Note 6, except as waived by the lender.

                             CONRAD SHIPYARD, INC.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition--Conrad is engaged in various types of construction under long-term construction contracts. The accompanying financial statements have been prepared using the percentage-of-completion method of accounting and, therefore, take into account the estimated cost, estimated earnings and revenue to date on contracts not yet completed. The amount of revenue recognized is equal to the portion of the total contract price that the labor hours incurred to date bears to the estimated total labor hours, based on current estimates to complete. This method is used because management considers expended labor hours to be the best available measure of progress on these contracts. Revenues from cost-plus-fee contracts are recognized on the basis of cost incurred during the period plus the fee earned.

  Contract costs include all direct material, labor, and subcontracting costs, and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, depreciation, and insurance costs. Revisions in estimates of costs and earnings during the course of the work are reflected in the accounting period in which the facts which require the revision become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

  Indirect costs are allocated to contracts and to self-constructed equipment and improvements on the basis of direct labor charges.

  Cash and Cash Equivalents--Cash and cash equivalents include cash on hand, on deposit and short-term investments with original maturities of three months or less.

  Property, Plant and Equipment--Property, plant and equipment is stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the individual assets which range from three to forty years. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred. Management reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses are recognized based on the excess of the asset's carrying amount over its fair value.

  Cost in Excess of Net Assets Acquired--Cost in excess of net assets acquired is amortized on a straight-line basis over twenty years. Management of Conrad periodically reviews the carrying value of the excess cost in relation to the current and expected undiscounted cash flows of the business which benefits therefrom in order to assess whether there has been a permanent impairment of the excess cost of the net purchased assets.

  Inventories--Inventories consist primarily of excess job cost items and supplies. They are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

  Income Per Share--In 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 requires the replacement of previously reported primary and fully diluted earnings per share required by Accounting Principles Board Opinion No. 15 with basic earnings per share and diluted earnings per share. The calculation of basic earnings per share excludes any dilutive effect of stock options, while diluted earnings per share includes the dilutive effect of stock options. Per share and weighted average share amounts for all years presented have been restated to conform to the requirements of SFAS 128.

                             CONRAD SHIPYARD, INC.

  Income Taxes--Conrad's stockholders have elected to have Conrad taxed as an S corporation for federal income tax purposes whereby stockholders are liable for individual federal income taxes on their allocated portions of Conrad's taxable income. Accordingly, the historical financial statements do not include any provision for income taxes.

  Shortly before the closing of the proposed Offering, Conrad's stockholders will elect to terminate Conrad's status as an S corporation, and Conrad will become subject to federal and state income taxes. This will result in the establishment of a net deferred tax liability calculated at applicable federal and state income tax rates (see Note 2).

  Fair Value of Financial Instruments--The carrying amounts of Conrad's financial instruments including cash and cash equivalents, receivables, payables and long-term debt closely approximates fair value at December 31, 1997 and 1996.

  New Accounting Pronouncements--During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 130 provides guidance for the presentation and display of comprehensive income. SFAS 131 establishes standards for disclosure of operating segments, products, services, geographic areas and major customers. Conrad is required to adopt both standards for its fiscal year ended December 31, 1998. Management believes that the implementation of SFAS 130 and SFAS 131 will not have a material impact on the presentation of Conrad's financial statements, but may require additional disclosure.

2. TERMINATION OF S CORPORATION STATUS (UNAUDITED)

  Conrad has operated as an S corporation for federal and state income tax purposes since April 1, 1990. As a result, Conrad currently pays no federal or state income tax, and the entire earnings of Conrad are subject to tax only at the stockholder level. Prior to the Reorganization and the completion of the Offering, Conrad's current stockholders will make an election terminating Conrad's S corporation status. Thereafter, Conrad will become subject to corporate level income taxation. As a result of its conversion from an S corporation to a C corporation, Conrad estimates that it will be required to record as a one-time charge to earnings a deferred tax liability in the amount of approximately $630,000 in the second quarter of 1998.

  In the past, Conrad has made distributions to its stockholders in order to provide a cash return to them and to fund their federal and state income tax liabilities that resulted from Conrad's S corporation status. In accordance with this practice, since January 1, 1998, Conrad has distributed approximately $506,000 to its current stockholders and estimates that it will distribute an additional $1.6 million prior to the completion of the Offering to fund the stockholders' federal and state income tax liabilities through the date of termination of its S corporation status. Conrad intends to make an additional distribution to its current stockholders of approximately $10.0 million, which amount represents undistributed earnings of Conrad, estimated through the date of the termination of Conrad's S corporation status, on which Conrad's current stockholders will have incurred federal and state income taxes. Conrad also expects to make a distribution of certain nonoperating assets with a fair market value of approximately $406,000 (which approximates book value) to certain of its stockholders prior to the completion of the Offering. The distributions of cash and non-operating assets (the "Shareholder Distributions") will be made prior to the completion of the Offering, and Conrad intends to fund part of the cash portion of the Shareholder Distributions with borrowings under its Revolving Credit Facility, which borrowings will be repaid with proceeds of the Offering.

  The pro forma balance sheet of Conrad as of March 31, 1998 reflects a deferred income tax liability of $630,000 resulting from the assumed termination of the S Corporation status, the distribution of nonoperating

                             CONRAD SHIPYARD, INC.

assets, an accrual of $1,600,000 for the current tax distributions to stockholders, and borrowings of $10.0 million under the Revolving Credit Facility to fund the additional distribution of undistributed earnings to stockholders.

  Pro forma net income per share consists of Conrad's historical income as an S corporation, adjusted for income taxes that would have been recorded had Conrad operated as a C corporation. This amount is divided by the weighted average shares of common stock outstanding which are increased to reflect sufficient additional shares to pay the $10.0 million distribution of estimated undistributed earnings to shareholders (681,199 shares). All such additional shares are based on an assumed offering price of $16.00 per share, net of offering expenses.

3. ACQUISITION

  On December 12, 1997, Conrad acquired all of the outstanding shares of common stock of Orange Shipbuilding, a shipyard in Orange, Texas, for $25,817,000, which includes the costs of acquisition. The acquisition was funded with a $25,000,000 promissory note (see Note 6) and existing cash. The acquisition has been accounted for under the purchase method. The purchase price was allocated to the net assets acquired (net book value of $6,758,000) based on their estimated fair values at the date of acquisition, as follows:

Current assets, other than cash.................................... $ 1,857,000
Property, plant and equipment......................................   9,588,000
Liabilities assumed................................................  (3,920,000)
Cost in excess of net assets acquired..............................  15,294,000
                                                                    -----------
Purchase price, net of cash acquired ($2,998,000).................. $22,819,000
                                                                    ===========

  Prior to the sale of its common stock to Conrad, the former stockholders of Orange Shipbuilding elected to terminate its status as an S corporation for federal income tax purposes. Accordingly, it became liable for federal income taxes beginning October 1, 1997. The liabilities assumed by Conrad include a current income tax liability of approximately $515,000 related to the operations of Orange Shipbuilding from October 1, 1997 until the acquisition date and a deferred income tax liability of $2,595,000 primarily relating to the difference in the book and tax basis of property and equipment at the acquisition date.

  The following unaudited pro forma summary presents the consolidated results of operations of Conrad as if the acquisition had occurred on January 1, 1996 and includes the financial information of Orange Shipbuilding for its fiscal years ended September 30, 1996 and 1997:

                                                           1996        1997
                                                        ----------- -----------
Revenues............................................... $29,636,000 $35,922,000
                                                        =========== ===========
Net income............................................. $ 2,201,000 $ 7,185,000
                                                        =========== ===========
Net income per common share:
  Basic and diluted.................................... $      0.47 $      1.54
                                                        =========== ===========
Pro forma net income adjusted for income taxes related
 to operations as
 S corporation.........................................              $4,644,000
                                                                    ===========
Pro forma net income per share.........................             $      0.87
                                                                    ===========

  The above unaudited pro forma amounts have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of goodwill, additional depreciation expense for assets recorded at fair market value at the date of acquisition, additional interest expense for borrowings, and an adjustment to conform the revenue recognition policy for contracts in progress. They do not

                             CONRAD SHIPYARD, INC.

purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1996, or of future results of operations of the consolidated entities.

4. RECEIVABLES

  Receivables consisted of the following at December 31, 1996 and 1997:

                                                             1996       1997
                                                          ---------- ----------
U.S. Government:
  Amounts billed......................................... $       -- $   26,000
  Unbilled costs and estimated earnings on uncompleted
   contracts.............................................         --    542,000
                                                          ---------- ----------
                                                                  --    568,000
Commercial:
  Amounts billed.........................................  2,496,000  4,441,000
  Unbilled costs and estimated earnings on uncompleted
   contracts.............................................    604,000  1,957,000
                                                          ---------- ----------
Total.................................................... $3,100,000 $6,966,000
                                                          ========== ==========

  Included above in amounts billed is an allowance for doubtful accounts of $25,000 and $16,000 at December 31, 1996 and 1997, respectively. During 1996 the allowance included $510,000 charged to expense relating to the resolution of a contract dispute. During 1995 and 1997 there were no significant transactions recorded in the allowance for doubtful accounts.

  Unbilled costs and estimated earnings on uncompleted contracts were not billable to customers at the balance sheet dates under terms of the respective contracts. Of the unbilled costs and estimated earnings at December 31, 1997, substantially all is expected to be collected within the next twelve months.

  Information with respect to uncompleted contracts as of December 31, 1996 and 1997 is as follows:

                                                           1996       1997
                                                        ---------- -----------
Costs incurred on uncompleted contracts................ $2,607,000 $11,040,000
Estimated earnings.....................................    898,000   4,633,000
                                                        ---------- -----------
                                                         3,505,000  15,673,000
Less billings to date..................................  3,366,000  15,737,000
                                                        ---------- -----------
                                                        $  139,000 $   (64,000)
                                                        ========== ===========

  The above amounts are included in the accompanying balance sheets under the following captions:

                                                             1996      1997
                                                           -------- ----------
Costs and estimated earnings in excess of billings on
 uncompleted contracts.................................... $604,000 $2,499,000
Billings in excess of cost and estimated earnings on
 uncompleted contracts....................................  465,000  2,563,000
                                                           -------- ----------
Total..................................................... $139,000 $  (64,000)
                                                           ======== ==========

                             CONRAD SHIPYARD, INC.

5. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consists of the following at December 31, 1996 and 1997:

                                                          1996         1997
                                                       -----------  -----------
Land.................................................. $ 1,883,000  $ 2,459,000
Buildings and improvements............................   3,857,000   10,469,000
Machinery and equipment...............................   2,636,000    4,982,000
Drydocks and bulkheads................................   5,578,000    5,578,000
Barges and boat.......................................     914,000      933,000
Office and automotive.................................     375,000      626,000
Construction in progress..............................          --      810,000
                                                       -----------  -----------
                                                        15,243,000   25,857,000
Less accumulated depreciation.........................  (6,729,000)  (7,553,000)
                                                       -----------  -----------
                                                       $ 8,514,000  $18,304,000
                                                       ===========  ===========

6. LONG-TERM DEBT

  Long-term debt consisted of the following at December 31, 1996 and 1997:

                                                          1996        1997
                                                       ----------  -----------
Term loan--Bank, variable interest rate (8.00% at
 December 31, 1997), due
 April 30, 2004....................................... $       --  $25,000,000
Note payable--Bank, variable interest rate (6.00% at
 December 31, 1996), due
 July 17, 2001........................................  1,004,000           --
Short-term financing agreement, 8.29% interest rate,
 due September 1, 1998................................    229,000      338,000
                                                       ----------  -----------
                                                        1,233,000   25,338,000
Less current maturities...............................   (661,000)  (1,801,000)
                                                       ----------  -----------
                                                       $  572,000  $23,537,000
                                                       ==========  ===========

  In December 1997, Conrad entered into a $25 million promissory note with a commercial bank to fund the acquisition of Orange Shipbuilding Company, Inc. (see Note 3). Principal and interest at an 8.0% annual rate were payable monthly. Subsequent to December 31, 1997, Conrad refinanced this short-term obligation into a term loan. Interest accrues at the LIBOR rate plus 2.0% until September 18, 1998. Conrad will then have the option to convert the interest rate to either the lender's prime rate less 0.5% or LIBOR rate plus 2.0% at the expiration of any Interest Period. At Conrad's option an Interest Period may be from one to six months. Interest only is payable monthly until May 1998. Thereafter, the term loan will be payable in 70 monthly principal payments of $209,000 plus interest with a final payment due in April 2004. The term loan is secured by substantially all of Conrad's assets, and is guaranteed up to $2 million by J. Parker Conrad, Co-Chairman of the Board of Directors. The term loan is conditioned upon Conrad remaining in compliance with the covenants of the loan agreement and maintaining certain financial ratios.

  Conrad has also received a commitment from the same commercial bank to provide it with a $10.0 million revolving credit facility which may be used for working capital and other general corporate purposes, including the funding of acquisitions. The Revolving Credit Facility will bear interest on the same terms as the Term Loan and will mature April 30, 1999. A fee of 0.25% per annum on the unused portion of the line of credit will be charged quarterly.

                             CONRAD SHIPYARD, INC.

  Conrad enters into short-term notes payable to finance certain of its insurance premiums. At December 31, 1996 and 1997 the amounts outstanding related to these notes payable were $229,000 and $338,000, respectively. The notes are secured by Conrad's insurance policies and provide for annual interest rates of 7.75% and 8.29% at December 31, 1996 and 1997, respectively.

  Annual maturities of long-term debt at December 31, 1997 are as follows:

                                                                       AMOUNT
                                                                     -----------
1998................................................................ $ 1,801,000
1999................................................................   2,508,000
2000................................................................   2,508,000
2001................................................................   2,508,000
2002................................................................   2,508,000
Thereafter..........................................................  13,505,000
                                                                     -----------
                                                                     $25,338,000
                                                                     ===========

7. EMPLOYEE BENEFITS

  In August 1997, Conrad established a 401(k) plan that covers all employees who meet certain eligibility requirements. Contributions to the plan by Conrad are made at the discretion of the Board of Directors. Contribution expense was $42,000 for the year ended December 31, 1997.

8. SALES TO MAJOR CUSTOMERS

  Sales to various customers, which amount to 10% or more of Conrad's total revenues for the three years ended December 31, 1995, 1996 and 1997 are summarized as follows:

                                         1995            1996            1997
                                    --------------  --------------  --------------
                                      AMOUNT    %     AMOUNT    %     AMOUNT    %
                                    ---------- ---  ---------- ---  ---------- ---
Customer A.........................                                 $4,604,000  21%
Customer B.........................                                  3,395,000  15%
Customer C.........................                                  2,351,000  11%
Customer D.........................                 $3,735,000  16%
Customer E.........................                  3,407,000  15%
Customer F.........................                  2,351,000  10%
Customer G......................... $5,130,000  25%
Customer H.........................  2,434,000  12%

9. RELATED PARTY TRANSACTIONS

  Conrad purchases in its ordinary course of business certain components from Johnny's Propeller Shop, Inc., a company wholly owned by John P. Conrad, Jr., Co-Chairman of the Board of Directors. Total purchases for the three years ended December 31, 1995, 1996 and 1997 were $140,000, $121,000 and $164,000, respectively. Conrad believes that such transactions were made on a competitive basis at market prices.

  In 1991, Conrad and J. Parker Conrad, Co-Chairman of the Board of Directors, entered into a Key Executive Insurance Agreement pursuant to which each year Conrad has paid $20,000 of the annual premium due under an insurance policy on Mr. Conrad's life and it was the beneficiary of $650,000 of the death benefit under the policy. Conrad and Mr. Conrad have agreed to terminate this agreement, allowing Mr. Conrad to select the beneficiary of the death benefit, prior to the completion of the Offering.

                             CONRAD SHIPYARD, INC.

  As discussed in Note 6 to the financial statements, J. Parker Conrad has guaranteed the indebtedness under the Term Loan up to $2 million.

10. COMMITMENTS AND CONTINGENCIES

  At December 31, 1997, Conrad had outstanding a contract performance bond issued by a third party in the amount of $3,660,000.

  Conrad has employment agreements with certain of its executive officers which generally provide for an initial term of three years and minimum annual total compensation of $851,000.

  Conrad is a party to various legal proceedings primarily involving commercial claims and workers' compensation claims. While the outcome of these claims and legal proceedings cannot be predicted with certainty, management believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on Conrad's financial statements.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Orange Shipbuilding Company, Inc.

  We have audited the accompanying balance sheets of Orange Shipbuilding Company, Inc. as of September 30, 1996 and 1997, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the management of Orange Shipbuilding Company, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Orange Shipbuilding Company, Inc. at September 30, 1996 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

New Orleans, Louisiana
March 31, 1998

                       ORANGE SHIPBUILDING COMPANY, INC.

                                 BALANCE SHEETS

                                                            SEPTEMBER 30,
                                                        ----------------------
                        ASSETS                             1996        1997
                        ------                          ----------  ----------
CURRENT ASSETS:
  Cash and cash equivalents............................ $2,443,000  $  294,000
  Investments..........................................    198,000     201,000
  Accounts receivable..................................    193,000   1,656,000
  Costs and estimated earnings in excess of billings on
   uncompleted contracts...............................    848,000   1,442,000
  Other current assets.................................     87,000      85,000
                                                        ----------  ----------
    Total current assets...............................  3,769,000   3,678,000
PROPERTY, PLANT AND EQUIPMENT, NET.....................  3,414,000   3,723,000
OTHER ASSETS...........................................    208,000     353,000
                                                        ----------  ----------
TOTAL ASSETS........................................... $7,391,000  $7,754,000
                                                        ==========  ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
         ------------------------------------
CURRENT LIABILITIES:
  Accounts payable..................................... $   25,000  $  539,000
  Accrued employee costs...............................      2,000     310,000
  Accrued expenses.....................................    226,000     198,000
  Current maturities of notes payable--stockholders....     64,000          --
  Billings in excess of costs and estimated earnings on
   uncompleted contracts...............................    362,000          --
                                                        ----------  ----------
    Total current liabilities..........................    679,000   1,047,000
NOTES PAYABLE--STOCKHOLDERS, less current maturities...  4,071,000          --
                                                        ----------  ----------
    Total liabilities..................................  4,750,000   1,047,000
                                                        ----------  ----------
COMMITMENTS AND CONTINGENCIES (Note 7)
STOCKHOLDERS' EQUITY:
  Common stock, $1.00 par value, 5,000,000 shares
   authorized, 800,000 shares issued and 533,332 shares
   outstanding (266,668 shares held in treasury).......    800,000     800,000
  Additional paid-in capital...........................     22,000      22,000
  Retained earnings....................................  2,219,000   6,285,000
  Less: cost of treasury stock.........................   (400,000)   (400,000)
                                                        ----------  ----------
    Total stockholders' equity.........................  2,641,000   6,707,000
                                                        ----------  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............. $7,391,000  $7,754,000
                                                        ==========  ==========

                       See notes to financial statements.

                       ORANGE SHIPBUILDING COMPANY, INC.

                            STATEMENTS OF OPERATIONS

                                          YEARS ENDED SEPTEMBER    THREE MONTHS
                                                   30,                ENDED
                                          -----------------------  DECEMBER 31,
                                             1996        1997          1997
                                          ----------  -----------  ------------
                                                                   (UNAUDITED)
REVENUE.................................. $7,268,000  $15,533,000   $5,207,000
COST OF REVENUE..........................  5,278,000    8,623,000    2,998,000
                                          ----------  -----------   ----------
GROSS PROFIT.............................  1,990,000    6,910,000    2,209,000
GENERAL AND ADMINISTRATIVE EXPENSES......    665,000    1,048,000      399,000
                                          ----------  -----------   ----------
INCOME FROM OPERATIONS...................  1,325,000    5,862,000    1,810,000
INTEREST EXPENSE.........................   (261,000)    (262,000)          --
OTHER INCOME.............................    154,000      252,000           --
                                          ----------  -----------   ----------
INCOME BEFORE INCOME TAXES...............  1,218,000    5,852,000    1,810,000
PROVISION FOR INCOME TAXES...............         --           --      830,000
                                          ----------  -----------   ----------
NET INCOME............................... $1,218,000  $ 5,852,000   $  980,000
                                          ==========  ===========   ==========
Unaudited pro forma data:
  Net income reported above.............. $1,218,000  $ 5,852,000
  Pro forma provision for income taxes
   related to operations as
   S corporation.........................    426,000    2,048,000
                                          ----------  -----------
  Pro forma net income................... $  792,000  $ 3,804,000
                                          ==========  ===========



                       See notes to financial statements.

                       ORANGE SHIPBUILDING COMPANY, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                    YEARS ENDED SEPTEMBER 30, 1996 AND 1997

                           COMMON STOCK    TREASURY STOCK
                         $1.00 PAR VALUE   $1.00 PAR VALUE   ADDITIONAL
                         ---------------- -----------------   PAID-IN    RETAINED
                         SHARES   AMOUNT  SHARES   AMOUNT     CAPITAL    EARNINGS       TOTAL
                         ------- -------- ------- ---------  ---------- -----------  -----------
BALANCE, OCTOBER 1,
 1995................... 800,000 $800,000 266,668 $(400,000)  $22,000   $ 1,532,000  $ 1,954,000
Distributions...........                                                   (531,000)    (531,000)
Net income..............                                                  1,218,000    1,218,000
                         ------- -------- ------- ---------   -------   -----------  -----------
BALANCE, SEPTEMBER 30,
 1996................... 800,000  800,000 266,668  (400,000)   22,000     2,219,000    2,641,000
Distributions...........                                                 (1,786,000)  (1,786,000)
Net income..............                                                  5,852,000    5,852,000
                         ------- -------- ------- ---------   -------   -----------  -----------
BALANCE, SEPTEMBER 30,
 1997................... 800,000 $800,000 266,668 $(400,000)  $22,000   $ 6,285,000  $ 6,707,000
                         ======= ======== ======= =========   =======   ===========  ===========



                       See notes to financial statements.

                       ORANGE SHIPBUILDING COMPANY, INC.

                            STATEMENTS OF CASH FLOWS

                                           YEARS ENDED SEPTEMBER    THREE MONTHS
                                                    30,                ENDED
                                          ------------------------  DECEMBER 31,
                                             1996         1997          1997
                                          -----------  -----------  ------------
                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income.............................  $ 1,218,000  $ 5,852,000   $  980,000
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
  Depreciation..........................      215,000      251,000       88,000
  Provision for deferred income taxes...           --           --      315,000
  Changes in assets and liabilities:
   Accounts receivable..................    1,763,000   (1,463,000)     771,000
   Other assets.........................      (22,000)    (146,000)      12,000
   Net change in billings related to
    costs and estimated earnings on
    uncompleted contracts...............   (1,112,000)    (956,000)     196,000
   Accounts payable and accrued
    expenses............................      (88,000)     794,000      491,000
                                          -----------  -----------   ----------
    Net cash provided by operating
     activities.........................    1,974,000    4,332,000    2,853,000
                                          -----------  -----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures for plant and
  equipment.............................     (234,000)    (560,000)    (149,000)
                                          -----------  -----------   ----------
    Net cash used in investing
     activities.........................     (234,000)    (560,000)    (149,000)
                                          -----------  -----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Repayments of notes payable--
  stockholders..........................   (1,465,000)  (4,135,000)          --
 Distributions to stockholders..........     (531,000)  (1,786,000)          --
                                          -----------  -----------   ----------
    Net cash used in financing
     activities.........................   (1,996,000)  (5,921,000)          --
                                          -----------  -----------   ----------
NET (DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS............................     (256,000)  (2,149,000)   2,704,000
CASH AND CASH EQUIVALENTS, BEGINNING OF
 YEAR...................................    2,699,000    2,443,000      294,000
                                          -----------  -----------   ----------
CASH AND CASH EQUIVALENTS, END OF YEAR..  $ 2,443,000  $   294,000   $2,998,000
                                          ===========  ===========   ==========
SUPPLEMENTAL CASH FLOWS INFORMATION:
 Interest paid..........................  $   261,000  $   262,000   $       --
                                          ===========  ===========   ==========
NONCASH ACTIVITIES:
  Distributions of excluded assets of
   the sale to stockholders.............  $        --  $        --   $  929,000
                                          ===========  ===========   ==========


                       See notes to financial statements.

                       ORANGE SHIPBUILDING COMPANY, INC.

                         NOTES TO FINANCIAL STATEMENTS

     INFORMATION FOR THE THREE MONTHS ENDED DECEMBER 31, 1997 IS UNAUDITED

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Basis of Presentation--Orange Shipbuilding Company, Inc. ("Orange Shipbuilding") is engaged in the construction of a variety of marine vessels for commercial and government customers and the fabrication of modular components of offshore drilling rigs and floating production, storage and offloading vessels at a shipyard located in Orange, Texas. New construction work is generally performed on a fixed-price basis.

  For the year ended September 30, 1997, Orange Shipbuilding was owned by various management personnel. Effective December 12, 1997, all outstanding shares of common stock were sold to Conrad Shipyard, Inc. ("Conrad"). Prior to the closing of this transaction, Orange Shipbuilding made a distribution to its current stockholders representing excluded assets of the sale consisting primarily of land, personal vehicles and certain life insurance policies with a net book value of approximately $929,000.

  Unaudited Interim Financial Information--The financial information presented for the three months ended December 31, 1997 is unaudited. In the opinion of management, all adjustments (such adjustments consisting only of a normal recurring nature) considered necessary for a fair presentation have been included.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition--Orange Shipbuilding is engaged in various types of construction under long-term construction contracts. The accompanying financial statements have been prepared using the percentage-of-completion method of accounting and, therefore, take into account the cost, estimated earnings and revenue to date on contracts not yet completed. The amount of revenue recognized at statement date is the portion of the total contract price that the cost expended to date bears to the anticipated final total cost, based on current estimates of cost to complete. This method is used because management considers cost to be the best available measure of progress on these contracts.

  Contract cost includes all direct labor, materials, subcontract costs, and allocated indirect construction costs. Indirect costs are allocated to contracts on the basis of direct labor charges. Revisions in estimates of cost and earnings during the course of the work are reflected in the accounting period in which the facts which require the revision become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

  Cash and Cash Equivalents--Cash and cash equivalents include cash on hand, on deposit and short-term investments with original maturities of three months or less.

  Investments--Orange Shipbuilding's investments in tax exempt bonds and money market funds are classified as securities held-to-maturity and, accordingly, are reported at amortized cost, which approximates fair value.

  Property, Plant and Equipment--Property, plant and equipment is stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the individual assets which range from three to forty years. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred. Management reviews property, plant and equipment for

                       ORANGE SHIPBUILDING COMPANY, INC.

impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses are recognized based on the excess of the asset's carrying amount over its fair value.

  Income Taxes--Orange Shipbuilding's stockholders elected to have the company taxed as an S corporation for federal income tax purposes whereby stockholders are liable for individual federal income taxes on their allocated portions of Orange Shipbuilding's taxable income. Accordingly, the historical financial statements do not include any provision for income taxes.

  Prior to the sale of its outstanding stock to Conrad on December 12, 1997, Orange Shipbuilding's stockholders elected to change its status from a S corporation to a C corporation for federal income tax purposes. Accordingly, Orange Shipbuilding became liable for all future federal income taxes beginning October 1, 1997.

  Fair Value of Financial Instruments--The carrying amount of Orange Shipbuilding's financial instruments including cash and cash equivalents, investments, accounts receivable, and accounts payable approximates fair value at September 30, 1996 and 1997. Due to the related party nature of Orange Shipbuilding's notes payable--stockholders, determination of fair value is not considered practicable.

2. RECEIVABLES

  Receivables consisted of the following at September 30, 1996 and 1997:

                                                             1996       1997
                                                          ---------- ----------
U.S. Government:
  Amounts billed......................................... $   69,000 $  364,000
  Unbilled costs and estimated earnings on uncompleted
   contracts.............................................    436,000  1,249,000
                                                          ---------- ----------
                                                             505,000  1,613,000
Commercial:
  Amounts billed.........................................    124,000  1,292,000
  Unbilled costs and estimated earnings on uncompleted
   contracts.............................................    412,000    193,000
                                                          ---------- ----------
Total.................................................... $1,041,000 $3,098,000
                                                          ========== ==========

  Unbilled costs and estimated earnings on uncompleted contracts were not billable to customers at the balance sheet dates under terms of the respective contracts. Of the unbilled costs and estimated earnings at September 30, 1997, substantially all is expected to be collected within the next twelve months.

  Information with respect to uncompleted contracts as of September 30, 1996 and 1997 is as follows:

                                                             1996       1997
                                                          ---------- ----------
Costs incurred on uncompleted contracts.................. $1,199,000 $3,980,000
Estimated earnings.......................................    280,000  1,903,000
                                                          ---------- ----------
                                                           1,479,000  5,883,000
Less: Billings to date...................................    993,000  4,441,000
                                                          ---------- ----------
                                                          $  486,000 $1,442,000
                                                          ========== ==========

                       ORANGE SHIPBUILDING COMPANY, INC.

  The above amounts are included in the accompanying balance sheets under the following captions:

                                                             1996       1997
                                                           --------- ----------
Costs and estimated earnings in excess of billings on un-
 completed contracts...................................... $ 848,000 $1,442,000
Billings in excess of costs and estimated earnings on un-
 completed contracts......................................   362,000         --
                                                           --------- ----------
                                                           $ 486,000 $1,442,000
                                                           ========= ==========

3. PROPERTY, PLANT AND EQUIPMENT, NET

  Property, plant and equipment consists of the following at September 30, 1996 and 1997:

                                                          1996         1997
                                                       -----------  -----------
Land.................................................. $   602,000  $   602,000
Buildings and improvements............................   2,194,000    2,196,000
Machinery and equipment...............................   2,576,000    2,951,000
Office furniture, fixtures and equipment..............     175,000      191,000
Automobiles and light trucks..........................     170,000      192,000
Construction in progress..............................          --      118,000
                                                       -----------  -----------
                                                         5,717,000    6,250,000
Less accumulated depreciation.........................  (2,303,000)  (2,527,000)
                                                       -----------  -----------
                                                       $ 3,414,000  $ 3,723,000
                                                       ===========  ===========

4. LINE OF CREDIT

  Orange Shipbuilding had a line of credit of $1,000,000 with an interest rate of 1.0% over the bank's prime rate. The line of credit had a zero balance at September 30, 1996. The line of credit was allowed to lapse during the year ended September 30, 1997.

5. RELATED PARTY TRANSACTIONS

  Notes payable-stockholders consisted of various notes payable to Orange Shipbuilding stockholders and former stockholders. The notes, which were paid during 1997, consisted of the following at September 30, 1996:

                                                                        1996
                                                                     -----------
6%, Unsecured, 10 year.............................................. $   335,000
6%, Unsecured, 10 year..............................................     243,000
6%, Unsecured, 10 year..............................................      47,000
5%, Unsecured.......................................................   1,793,000
5%, Unsecured.......................................................     858,000
5%, Unsecured.......................................................     859,000
                                                                     -----------
                                                                     $ 4,135,000
                                                                     ===========

  Interest paid on the above notes was $261,000 and $262,000 for the years ended September 30, 1996 and 1997, respectively.

                       ORANGE SHIPBUILDING COMPANY, INC.

6. SALES TO MAJOR CUSTOMERS

  Sales to various customers which amount to 10% or more of Orange Shipbuilding's total revenues for the years ended September 30, 1996 and 1997 are summarized as follows:

                                                        1996            1997
                                                   --------------  --------------
                                                     AMOUNT    %     AMOUNT    %
                                                   ---------- ---  ---------- ---
Customer A........................................ $4,234,000  58% $3,346,000  22%
Customer B........................................         --  --%  7,054,000  45%
Customer C........................................         --  --%  4,039,000  26%
Customer D........................................  2,892,000  40%         --  --%

7. COMMITMENTS AND CONTINGENCIES

  Orange Shipbuilding is a party to various legal proceedings primarily involving commercial claims and workers' compensation claims. While the outcome of these claims and legal proceedings cannot be predicted with certainty, management believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on Orange Shipbuilding's financial statements.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Conrad Industries, Inc.

  We have audited the accompanying balance sheet of Conrad Industries, Inc. (a recently formed Delaware corporation) as of March 31, 1998. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluting the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Conrad Industries, Inc. at March 31, 1998 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

New Orleans, Louisiana
April 8, 1998

                            CONRAD INDUSTRIES, INC.
                    (A RECENTLY FORMED DELAWARE CORPORATION)

                                 BALANCE SHEET

                                 MARCH 31, 1998

                                 ASSETS
                                 ------
CURRENT ASSETS:
  Cash.................................................................. $1,000
                                                                         ------
TOTAL ASSETS............................................................ $1,000
                                                                         ======
                  LIABILITIES AND STOCKHOLDERS' EQUITY
                  ------------------------------------
LIABILITIES............................................................. $   --
                                                                         ------
STOCKHOLDERS' EQUITY:
  Preferred stock, $0.01 par value, 5,000,000 shares authorized; none
   issued or outstanding................................................     --
  Common stock, $0.01 par value, 20,000,000 shares authorized; 1,000
   shares issued and outstanding........................................     10
  Additional paid-in capital............................................    990
                                                                         ------
    Total stockholders' equity..........................................  1,000
                                                                         ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............................. $1,000
                                                                         ======


                          See notes to balance sheet.

                            CONRAD INDUSTRIES, INC.

                            NOTES TO BALANCE SHEET

                                MARCH 31, 1998

1. ORGANIZATION AND NATURE OF BUSINESS

  Conrad Industries, Inc. (the "Company") was incorporated under the laws of the State of Delaware in March 1998 to serve as the holding company for Conrad Shipyard, Inc. ("Conrad") and Orange Shipbuilding Company, Inc. ("Orange Shipbuilding"). Through April 8, 1998, the Company has had no operations other than receipt of initial capital.

  Management of the Company have indicated their intention to undertake an initial public offering of the Company's equity securities during 1998 (the "Offering"). In anticipation of the Company's proposed Offering, the current stockholders of Conrad have entered into an exchange agreement (the "Exchange Agreement") pursuant to which they will exchange their shares of common stock of Conrad for shares of common stock of the Company, (the "Reorganization"). In accordance with the terms of the Exchange Agreement, the stockholders of Conrad will receive a number of shares of common stock proportionate to their relative stockholdings in Conrad. As a result of the Reorganization, the Company will be a holding company whose only assets will consist of all of the outstanding shares of capital stock of Conrad and Orange Shipbuilding.

  The Company's certificate of incorporation established authority to issue 1,000 shares of $0.01 par value preferred stock and 2,000 shares of $0.01 par value common stock. On March 31, 1998, in conjunction with the Company's proposed Offering, the Company authorized an increase in the amount of authorized shares to 5,000,000 shares of $0.01 par value preferred stock and 20,000,000 shares of $0.01 par value common stock. Preferred stock may be issued in one or more series and in such amounts as may be determined by the Company's board of directors. The voting powers, designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions, if any, of each preferred stock issue shall be fixed by resolution of the board of directors providing for the issue. All shares of common stock of the Company shall be identical, and, except as otherwise provided in a resolution of the board of directors with respect to preferred stock, the holders of common stock shall exclusively possess all voting power with each share of common stock having one vote.

  Conrad was formed in 1953 under the laws of the State of Louisiana. Conrad specializes in the construction, conversion and repair of a wide variety of marine vessels for commercial and government customers and the fabrication of modular components of offshore drilling rigs and floating production, storage and offloading vessels. Conrad serves a variety of customers and markets, including the offshore oil and gas industry, other commercial markets and the U.S. government. Substantially all of Conrad's services are conducted at a shipyard located in Morgan City, Louisiana. On December 12, 1997, Conrad acquired all of the outstanding shares of common stock of Orange Shipbuilding, a shipyard in Orange, Texas for $25,817,000. The acquisition was funded with a $25 million promissory note and existing cash.

  Conrad has operated as an S corporation for federal and state income tax purposes since April 1, 1990. As a result, Conrad currently pays no federal or state income tax, and the entire earnings of Conrad are subject to tax only at the stockholder level. Prior to the Reorganization and the completion of the Offering, Conrad's current stockholders will make an election terminating Conrad's S corporation status. Thereafter, Conrad will become subject to corporate level income taxation. As a result of its conversion from an S corporation to a C corporation, the Company estimates that it will be required to record as a charge to earnings a one-time deferred tax liability in the amount of approximately $630,000 in the second quarter of 1998.

  In the past, Conrad has made distributions to its stockholders in order to provide a cash return to them and to fund their federal and state income tax liabilities that resulted from Conrad's S corporation status. In accordance with this practice, since January 1, 1998, Conrad has distributed approximately $506,000 to its

                            CONRAD INDUSTRIES, INC.

current stockholders and estimates that it will distribute an additional $1.6 million prior to the completion of the Offering to fund the stockholders' federal and state income tax liabilities through the date of termination of its S corporation status. Conrad intends to make an additional distribution to its current stockholders of approximately $10.0 million, which amount represents undistributed earnings of Conrad, estimated through the date of the termination of Conrad's S corporation status, on which Conrad's current stockholders will have incurred federal and state income taxes. Conrad also expects to make a distribution of certain nonoperating assets with a fair market value of approximately $406,000 to certain of its stockholders prior to the completion of the Offering. The distributions of cash and non-operating assets (the "Shareholder Distributions") will be made prior to the completion of the Offering, and Conrad intends to fund part of the cash portion of the Shareholder Distributions with borrowings under a revolving credit facility.

  Proceeds from the Offering to the Company are intended to be used to repay indebtedness of the Company, including the $25 million term loan incurred by Conrad in connection with the Orange Shipbuilding acquisition and approximately $10 million of indebtedness to be incurred by Conrad under a revolving credit facility to fund part of the cash portion of the Shareholder Distributions. The remaining proceeds will be used for working capital and other general corporate purposes. There can be no assurance, however, that the Offering will occur or that the proceeds, if any, will be sufficient for their intended use.

                            CONRAD INDUSTRIES, INC.

                        PRO FORMA FINANCIAL STATEMENTS
                                  (UNAUDITED)

  The following unaudited pro forma financial statements give effect to (1) the termination of Conrad Shipyard, Inc.'s ("Conrad") status as an S corporation; (2) the acquisition by Conrad of Orange Shipbuilding Company, Inc. ("Orange Shipbuilding"), using the purchase method of accounting; and (3) the formation of Conrad Industries, Inc. (the "Company") in March 1998 to serve as the holding company for Conrad and Orange Shipbuilding (the "Reorganization"). The pro forma financial statements do not give effect to the proposed initial public offering (the "Offering").

  The pro forma consolidated balance sheet reflects the Company's pro forma balance sheet, as adjusted for the Reorganization and the termination of Conrad's status as an S corporation, assuming that such termination occurred on March 31, 1998. The accompanying consolidated historical balance sheet of Conrad includes the assets acquired and liabilities assumed of Orange Shipbuilding based upon preliminary estimates of fair values. The Company does not believe that the final purchase price allocation will differ significantly from the preliminary purchase price allocation. Conrad acquired all of the outstanding shares of Orange Shipbuilding on December 12, 1997 for $25,817,000, which was funded with a $25 million promissory note and existing cash. This acquisition resulted in an excess of purchase price over net assets acquired of $15,294,000 which will be amortized over twenty years on a straight line basis.

  The pro forma combined statement of operations combines the historical statements of Conrad and Orange Shipbuilding assuming the acquisition had occurred on January 1, 1997 and further reflects a pro forma provision for income taxes that would have been recorded had the combined Company operated as a C corporation during the year ended December 31, 1997. The pro forma combined statement of operations for the year ended December 31, 1997 includes Orange Shipbuilding's audited financial information for its fiscal year ended September 30, 1997. Due to the close proximity of Conrad's fiscal year end, results of operations subsequent to the acquisition of Orange Shipbuilding are not included in the accompanying historical statement of operations of Conrad. The results of operations of Orange Shipbuilding from the date of acquisition (December 12, 1997) to the end of Conrad's 1997 fiscal year end (December 31, 1997) were not significant.

  The unaudited pro forma financial statements do not purport to present the actual financial condition or results of operations of the Company as if the termination of Conrad's S corporation status and the acquisition of Orange Shipbuilding had occurred on the dates specified, nor is it necessarily indicative of future results. The unaudited pro forma financial statements should be read in conjunction with the historical financial statements of the Company, Conrad and Orange Shipbuilding included elsewhere in this Prospectus.

                            CONRAD INDUSTRIES, INC.

                PRO FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)


                                               MARCH 31, 1998
                                -----------------------------------------------
                                                 PRO FORMA
                                   CONRAD     ADJUSTMENTS FOR        COMPANY
                                 HISTORICAL   CONVERSION FROM       PRO FORMA
                                CONSOLIDATED   S CORPORATION      CONSOLIDATED
            ASSETS              BALANCE SHEET TO C CORPORATION    BALANCE SHEET
            ------              ------------- ----------------    -------------
                                     (IN THOUSANDS, EXCEPT SHARE DATA)
CURRENT ASSETS:
  Cash and cash equivalents....    $ 5,792        $ (1,600)(2)       $ 4,192
  Accounts receivable, net.....      5,407                             5,407
  Costs and estimated earnings
   in excess of billings on
   uncompleted contracts.......      2,511                             2,511
  Inventories..................        178                               178
  Other current assets.........      1,078                             1,078
                                   -------        --------           -------
    Total current assets.......     14,966          (1,600)           13,366
PROPERTY, PLANT AND EQUIPMENT,
 NET...........................     19,025            (406)(2)        18,619
COST IN EXCESS OF NET ASSETS
 ACQUIRED......................     15,099                            15,099
OTHER ASSETS...................        310                               310
                                   -------        --------           -------
TOTAL ASSETS...................    $49,400        $ (2,006)          $47,394
                                   =======        ========           =======
 LIABILITIES AND STOCKHOLDERS'
            EQUITY
 -----------------------------
CURRENT LIABILITIES:
  Accounts payable.............    $ 1,633                           $ 1,633
  Accrued employee costs.......        744                               744
  Accrued expenses.............        681                               681
  Current maturities of long-
   term debt...................      2,618                             2,618
  Billing in excess of costs
   and estimated earnings on
   uncompleted contracts.......      1,625                             1,625
  Revolving credit facility....         --          10,000 (2)        10,000
                                   -------        --------           -------
    Total current liabilities..      7,301          10,000            17,301
LONG-TERM DEBT, less current
 maturities....................     22,916                            22,916
DEFERRED INCOME TAXES..........      2,572             630 (1)         3,202
                                   -------        --------           -------
    Total liabilities..........     32,789          10,630            43,419
                                   -------        --------           -------
STOCKHOLDERS' EQUITY:
  Common stock, $0.01 par
   value, 20,000,000 shares
   authorized, 5,200,000 shares
   outstanding in 1998.........         52                                52
  Additional paid-in capital...      8,783            (544)(1)(2)      8,239
  Unearned stock compensation..     (4,316)                           (4,316)
  Retained earnings............     12,092         (12,092)(1)(2)         --
                                   -------        --------           -------
    Total stockholders'
     equity....................     16,611         (12,636)            3,975
                                   -------        --------           -------
TOTAL LIABILITIES AND STOCK-
 HOLDERS' EQUITY...............    $49,400        $ (2,006)          $47,394
                                   =======        ========           =======

                  See notes to pro forma financial statements.

                            CONRAD INDUSTRIES, INC.

             PRO FORMA COMBINED STATEMENT OF OPERATIONS (UNAUDITED)

                          YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                               HISTORICAL                 PRO FORMA
                          ------------------------   -------------------------
                                         ORANGE                       COMPANY
                          CONRAD      SHIPBUILDING   ADJUSTMENTS      COMBINED
                          -------     ------------   -----------      --------
Revenue.................  $22,117       $15,533        $(1,728)(3)    $35,922
Cost of revenue.........   15,032         8,623           (906)(3)(4)  22,749
                          -------       -------        -------        -------
Gross profit............    7,085         6,910           (822)        13,173
Selling, general and
 administrative
 expenses...............    2,242         1,048            765 (4)      4,055
                          -------       -------        -------        -------
Income from operations..    4,843         5,862         (1,587)         9,118
Interest expense........     (126)         (262)        (1,985)(5)     (2,373)
Other income............      188           252             --            440
                          -------       -------        -------        -------
Income before income
 taxes..................    4,905         5,852         (3,572)         7,185
Additional pro forma
 data:
  Pro forma provision
   for income taxes
   related to operations
   as S corporation.....   (1,815)(6)    (2,048)(6)      1,322 (6)     (2,541)
                          -------       -------        -------        -------
  Pro forma net income..  $ 3,090       $ 3,804        $(2,250)       $ 4,644
                          =======       =======        =======        =======
Pro forma net income per
 common share:
  Basic and diluted.....  $   .58                                     $   .87
Pro forma weighted
 average shares
 outstanding:
  Basic and diluted.....    5,342 (7)                                   5,342 (7)



                  See notes to pro forma financial statements.

                            CONRAD INDUSTRIES, INC.

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS

                                  (UNAUDITED)

  The adjustments reflected in the pro forma financial statements are as follows:

    (1) Prior to the Reorganization and the completion of the Offering, Conrad will terminate its status as an S corporation and will become subject to corporate income taxes. This adjustment reflects the estimated deferred tax liability at March 31, 1998, primarily relating to the difference in book and tax basis of property and equipment. The deferred tax liability that will be recorded as a charge to operations in the second quarter of 1998 will be recorded based on the book and tax differences on the date of termination of S corporation status.

    (2) Reflects distributions of cash and non-operating assets (including borrowings of $10.0 million under the Revolving Credit Facility to fund certain distributions) to be made to stockholders of Conrad prior to the termination of its S corporation status and the Offering.

    (3) Adjusts contracts in progress related to Orange Shipbuilding to conform to the revenue recognition policy of Conrad for contracts in progress. Conrad measures percentage of completion based on estimated labor hours which management believes is a better measure of the effort expended to complete their projects. Orange Shipbuilding utilized total estimated contract costs primarily as a convenience to conform with the method required for income tax purposes. Using total estimated contract costs to measure percentage of completion will accelerate profit recognition on contracts in progress, particularly on projects with significant material costs.

    (4) Reflects additional depreciation and amortization expense related to assets acquired (including costs in excess of net assets acquired) relating to the acquisition of Orange Shipbuilding.

    (5) Reflects interest expense at an estimated average interest rate of 7.94% on the $25 million promissory note which was used to fund the acquisition of Orange Shipbuilding.

    (6) Reflects the adjustments to reflect the provision for income taxes assuming the companies had operated as C corporations and the income tax effects of the pro forma adjustments.

    (7) Pro forma net income per share is based on the number of shares of common stock of the Company outstanding after the Reorganization upon exchange of shares of Conrad common stock by Conrad stockholders as of December 31, 1997 (4,660,486 shares), excluding 539,514 shares issued to certain executive officers upon exchange of shares of Conrad common stock issued to them during the first quarter of 1998; increased to reflect sufficient additional shares to pay a $10 million distribution of estimated undistributed earnings to stockholders (681,199 shares) based on an assumed offering price of $16.00 per share, net of offering expenses.

    In connection with the issuance of shares of common stock of Conrad to certain executive officers, the Company estimates that it will recognize aggregate compensation expense of $8.6 million, of which $4.3 million was recognized in the first quarter of 1998 and the remainder will be recognized over a three-year vesting period.

                           [INSIDE BACK COVER PAGE]


Conrad has available capacity at existing shipyards to significantly increase construction, conversion and repair activities without significant additional capital expenditures. The Company believes that opportunities exist to take advantage of this capacity due to the age and condition of many vessels currently operating in the Gulf of Mexico, the regulatory requirements for periodic inspection and drydocking and demand for new vessel construction and fabrication of modular components for offshore drilling rigs and FPSOs.



[AERIAL PHOTO OF FACILITY]

Conrad Shipyard - Amelia, Louisiana




[PHOTO OF SUPPLY VESSEL UNDER REPAIR]

Extensive Repair of 180 Foot Offshore Supply Vessel

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
Corporate Reorganization..................................................   16
Use of Proceeds...........................................................   17
Dividend Policy...........................................................   17
Capitalization............................................................   18
Dilution..................................................................   19
Selected Financial Data...................................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   29
Management................................................................   47
Certain Transactions......................................................   52
Principal Stockholders....................................................   53
Description of Capital Stock..............................................   54
Shares Eligible for Future Sale...........................................   59
Underwriting..............................................................   60
Legal Matters.............................................................   62
Experts...................................................................   62
Available Information.....................................................   63
Index to Financial Statements.............................................  F-1

                                ---------------

  UNTIL      , 1998, (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               2,500,000 SHARES

                                     LOGO

                            CONRAD INDUSTRIES, INC.

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                         MORGAN KEEGAN & COMPANY, INC.

                       RAYMOND JAMES & ASSOCIATES, INC.

                                       , 1998

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

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1)

      SEC Registration Fee............................................ $ 14,418
      NASD Filing Fee.................................................    5,388
      Nasdaq Listing Fee..............................................   48,750
      Accounting Fees and Expenses....................................  160,000
      Legal Fees and Expenses.........................................  150,000
      Printing Expenses...............................................  100,000
      Transfer Agent's Fees...........................................    3,500
      Miscellaneous...................................................   17,944
                                                                       --------
      Total........................................................... $500,000
                                                                       ========

--------
(1) The amounts set forth above, except for the SEC and NASD fees, are in each case estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been made to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of
Section 145 in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

  Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

  Article Ninth of the Company's Charter states that:

  No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty by such director as a director; provided, however, that this Article Ninth shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware or
(iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Ninth shall apply to, or have any effect on, the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

  In addition, Article VI of the Company's Bylaws further provides that the Company shall indemnify its officers, directors and employees to the fullest extent permitted by law.

  The Company has entered into indemnification agreements with each of its executive officers and directors.

  Under Section 6 of the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify, under certain conditions, the Company, its officers and directors, and persons who control the Company within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The only securities issued by the Company during the past three years that were not registered under the Securities Act of 1933 consist of (i) 1,000 shares of Common Stock issued to John P. Conrad, Jr. in connection with the Company's organization (which shares were canceled pursuant to the Reorganization), (ii) the 5,200,000 shares of Common Stock issued in connection with the Reorganization and (iii) options to purchase an aggregate of 130,000 shares of Common Stock granted pursuant to the Stock Plan. These transactions were completed without registration under the Securities Act of 1933 in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933. The limited number of persons who received shares of Common Stock of the Company in connection with the Reorganization all owned shares of common stock of Conrad and were officers or directors of Conrad, or affiliates controlled by such persons, immediately prior to the Reorganization. The options were issued to a limited number of key employees of the Company for no consideration.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

 EXHIBIT
 1.1+     -- Form of Underwriting Agreement.
 3.1+     -- Form of Amended and Restated Certificate of Incorporation.
 3.2+     -- Form of Amended and Restated Bylaws.
 4.1      -- Specimen Common Stock Certificate (Incorporated herein to the
             Company's registration statement on Form 8-A).

 EXHIBIT
  4.2+    -- Form of Registration Rights Agreement by and among the Company, J.
             Parker Conrad, John P. Conrad, Jr., Katherine C. Court, The John
             P. Conrad, Jr. Trust, The Daniel T. Conrad Trust, The Glenn Alan
             Conrad Trust, The Kenneth C. Conrad Trust, The Katherine C. Court
             Trust, The James P. Court Trust, William H. Hidalgo, and Cecil A.
             Hernandez.
  4.3+    -- Form of Registration Rights Agreement between the Company and
             Morgan Keegan & Company, Inc.
  5.1+    -- Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.
 10.1+    -- Stock Purchase Agreement, dated as of December 12, 1997, by and among Conrad, Orange Shipbuilding, Thomas E. Clary, Robert D.
             Clary and George B. Clary.
 10.2+    -- Loan Agreement, dated as of March 19, 1998, by and among Whitney
             National Bank, Conrad and Orange Shipbuilding.
 10.3*    -- Loan Agreement (the Revolving Credit Facility), dated as of May
             22, 1998, by and among Whitney National Bank, Conrad and Orange
             Shipbuilding.
 10.4+    -- Stock Exchange Agreement, dated as of March 31, 1998, by and among the Company, Conrad, Orange Shipbuilding, John P. Conrad, Jr.,
             Katherine C. Court, The John P. Conrad, Jr. Trust, The Daniel T.
             Conrad Trust, The Glenn Alan Conrad Trust, The Kenneth C. Conrad
             Trust, The Katherine C. Court Trust, The James P. Court Trust,
             William H. Hidalgo and Cecil A. Hernandez.
 10.5+    -- Conrad Industries, Inc. 1998 Stock Plan.
 10.6+    -- Form of Officer and Director Indemnification Agreement.
 10.7+    -- Form of Employment Agreement between Conrad and J. Parker Conrad.
 10.8+    -- Form of Employment Agreement between Conrad and John P. Conrad,
             Jr.
 10.9+    -- Form of Employment Agreement between Conrad and William H.
             Hidalgo.
 10.10+   -- Form of Employment Agreement between Conrad and Cecil A.
             Hernandez.
 10.11+   -- Form of Employment Agreement between Orange and Ralph C. Thon.
 10.12+   -- Form of Warrant Agreement between the Company and Morgan Keegan &
             Company, Inc.
 16.1+    -- Letter from Darnall, Sikes & Frederick CPAs re change in accountants.
 23.1*    -- Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1).
 23.2*    -- Consent of Deloitte & Touche LLP.
 23.3+    -- Consent of Michael J. Harris to be named as nominee.
 23.4+    -- Consent of Louis J. Michot, Jr. to be named as nominee.
 25.5+    -- Consent of Richard E. Roberson, Jr. to be named as nominee.
 24.1+    -- Powers of Attorney (included on the signature page contained in
             Part II of the Registration Statement).
 27.1+    -- Financial Data Schedule

--------
 + Previously filed.
 * Filed herewith.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes:

    (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN MORGAN CITY, LOUISIANA, ON MAY 28, 1998.

                                          CONRAD INDUSTRIES, INC.

                                          By:    /s/ William H. Hidalgo
                                             ----------------------------


                                                   William H. Hidalgo
                                              President and Chief Executive
                                                         Officer

  PURSUANT TO THE REQUIREMENTS                                           RATION
STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.




              SIGNATURE                      TITLE                   DATE


                 *                   Co-Chairman of the         May 28, 1998
   --------------------------------   Board of Directors
         J. Parker Conrad



                 *                   Co-Chairman of the         May 28, 1998
-----------------------------------   Board of Directors
        John P. Conrad, Jr.


     /s/ William H. Hidalgo          President, Chief           May 28, 1998
-----------------------------------   Executive Officer and
        William H. Hidalgo            Director (Principal
                                      Executive Officer)

     /s/ Cecil A. Hernandez          Vice President--           May 28, 1998
-----------------------------------   Finance and
        Cecil A. Hernandez            Administration, Chief
                                      Financial Officer and
                                      Director (Principal
                                      Financial and
                                      Accounting Officer)

     /s/ Cecil A. Hernandez
-----------------------------------

        Cecil A. Hernandez,
         Attorney-in-Fact